Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2016

INFORMATION STATEMENT

AdvanSix Inc.

115 Tabor Road
Morris Plains, NJ 07950

Common Stock
(par value $0.01)

We are sending you this Information Statement in connection with the spin-off by Honeywell International Inc., or “Honeywell,” of its wholly owned subsidiary, AdvanSix Inc., or “AdvanSix.” To effect the spin-off, Honeywell will distribute all of the shares of AdvanSix common stock on a pro rata basis to the holders of Honeywell common stock. We expect that the distribution of AdvanSix common stock will be tax-free to holders of Honeywell common stock for U.S. Federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

If you are a record holder of Honeywell common stock as of the close of business on September 16, 2016, which is the record date for the distribution, you will be entitled to receive one share of AdvanSix common stock for every 25 shares of Honeywell common stock you hold on that date. Honeywell will distribute the shares of AdvanSix common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of AdvanSix common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of 11:59 p.m., New York City time, on October 1, 2016. Immediately after the distribution becomes effective, AdvanSix will be an independent, publicly traded company.

Honeywell’s stockholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Honeywell stockholders will not be required to pay any consideration for the shares of AdvanSix common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Honeywell common stock or take any other action in connection with the spin-off.

Honeywell currently owns all of the outstanding shares of AdvanSix common stock. Accordingly, no trading market for AdvanSix common stock currently exists. We expect, however, that a limited trading market for AdvanSix common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of AdvanSix common stock will begin on the first trading day after the distribution date. We intend to list AdvanSix common stock on the New York Stock Exchange under the symbol “ASIX.”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 6 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is  .

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SUMMARY

In this Information Statement, unless the context otherwise requires:

•	“AdvanSix,” “we,” “our” and “us” refer to AdvanSix Inc. and its consolidated subsidiaries after giving effect to the Spin-Off, and
•	“Honeywell” refers to Honeywell International Inc. and its consolidated subsidiaries.

The transaction in which Honeywell will distribute to its stockholders all of the shares of our common stock is referred to in this Information Statement as the “Distribution.” The transaction in which we will be separated from Honeywell is sometimes referred to in this Information Statement as the “Spin-Off.” Prior to Honeywell’s distribution of the shares of our common stock to its stockholders, Honeywell will undertake a series of internal transactions, following which AdvanSix will hold, directly or through its subsidiaries, the businesses constituting Honeywell’s Resins and Chemicals business, and related operations, which we refer to as the “AdvanSix Business.” We refer to this series of internal transactions, which is described in more detail under “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement,” as the “Internal Transactions.”

Summary

We are a leading manufacturer of Nylon 6, a polymer resin which is a synthetic material used by our customers to produce engineered plastics, fibers, filaments and films that, in turn, are used in such end-products as automotive and electronic components, carpets, sports apparel, fishing nets and food and industrial packaging. As a result of our backward integration and the configuration of our manufacturing facilities, we also sell caprolactam, ammonium sulfate fertilizer, acetone and other intermediate chemicals, all of which are produced as part of the Nylon 6 resin manufacturing process.

Our integrated manufacturing process, scale and the quantity and range of our co-products make us one of the most efficient manufacturers in our industry. We consistently focus on and invest in improving production yields from our various manufacturing processes to build on our leading cost position. Our global logistics infrastructure supports our commercial mission by ensuring a reliable intraplant supply chain and consistent and timely delivery to our customers while maximizing our distribution resources and our operating efficiency. In addition, we strive to understand the product applications and end-markets into which our products are sold, which helps us upgrade the quality, chemical properties or packaging of our products in ways to attract price premiums and greater demand.

All of our manufacturing plants are located in the United States. We serve approximately 500 customers globally located in more than 40 countries. For the years ended December 31, 2015, 2014 and 2013, we had sales of $1,329.4 million, $1,790.4 million and $1,766.6 million, respectively. For the six months ended June 30, 2016 and 2015, we had sales of $608.2 million and $677.7 million, respectively. For the three months ended June 30, 2016 and 2015, we had sales of $308.4 million and $367.4 million, respectively.

On May 12, 2016, Honeywell announced plans for the complete legal and structural separation of the AdvanSix Business from Honeywell. Honeywell has regularly reviewed its businesses to confirm that Honeywell’s resources are being put to use in a manner that is in the best interests of Honeywell and its stockholders. In reaching the decision to pursue the Spin-Off, Honeywell considered a range of potential structural alternatives for the AdvanSix Business, including a sale of the AdvanSix Business, and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value.

Following the Spin-Off, we will have a more focused business that will be better positioned to invest more in growth opportunities and execute our strategic plans. The Spin-Off will allow our management team to devote its focused time and attention to the corporate strategies and policies that are based specifically on the needs of our business. We plan to create incentives for our management and employees that are more closely tied to business performance and our stockholders’ expectations, which will help us attract and retain highly qualified personnel. Additionally, we believe the Spin-Off will help align our shareholder base with the characteristics and risk profile of our business.

Following the Spin-Off, we expect our common stock to trade under the ticker symbol “ASIX” on the New York Stock Exchange.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” below in this Information Statement for a more detailed description of the matters described below.

Q:  What is AdvanSix Inc.?

A:	We are a leading manufacturer of Nylon 6, a polymer resin which is a synthetic material used by our customers to produce engineered plastics, fibers, filaments and films that, in turn, are used in such end-products as automotive and electronic components, carpets, sports apparel, fishing nets and food and industrial packaging. As a result of our backward integration and the configuration of our manufacturing facilities, we also sell other products, such as caprolactam, ammonium sulfate, phenol and acetone, all of which are produced as part of our Nylon 6 resin manufacturing process.

Our competitive strengths include the following:

•	Largest single-site producer of caprolactam;
•	Low-cost position driven by favorable geographical location, integrated manufacturing footprint and high utilization rates;
•	Global reach of our sales and marketing capabilities;
•	Technical know-how, customer intimacy and application development capabilities; and
•	Diverse revenue sources from the sale of fertilizer, acetone and other co-products.

Our business strategies include the following:

•	Build on our low-cost leadership position;
•	Leverage our research and development (“R&D”) investments and applications expertise;
•	Make selective investments to produce higher value products;
•	Pursue a highly selective acquisition strategy; and
•	Use toll manufacturers to produce higher margin AdvanSix-developed specialty products.

Q:  What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Honeywell. In the Spin-Off, Honeywell will distribute to its stockholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly traded company, and Honeywell will not retain any ownership interest in us.

Q:  Who will serve as the executive officers and directors of AdvanSix following the Spin-Off?

A:

Erin N. Kane, the current vice president and general manager of Honeywell’s Resins and Chemicals business, is expected to serve as the Chief Executive Officer of AdvanSix. Michael Preston, the current chief financial officer of Honeywell UOP, is expected to serve as the Senior Vice President and Chief Financial Officer of AdvanSix. John M. Quitmeyer, the current vice president and general counsel of Honeywell’s Automation and Control Solutions business, is expected to serve as the Senior Vice President, General Counsel and Corporate Secretary of AdvanSix. Jonathan Bellamy, the current vice president of human resources of the Defense and Space business of Honeywell’s Aerospace division, is expected to serve as the Chief Human Resources Officer of AdvanSix. Messrs. Preston, Quitmeyer and Bellamy have not previously provided services to the AdvanSix Business. See “Management” for more information on the executive officers of AdvanSix following the Spin-Off.
We currently expect that, upon completion of the Spin-Off, our Board will consist of seven members: Paul E. Huck, Darrell K. Hughes, Erin N. Kane, Todd D. Karran, Michael L. Marberry, Daniel F. Sansone and Sharon S. Spurlin. We expect a majority of our Board to satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the Securities Exchange Commission and the New York Stock Exchange. See “Management—Our Board of Directors Following the Spin-Off and Director Independence” for more information on our Board following the Spin-Off.

Q:  Will the number of Honeywell shares I own change as a result of the Spin-Off?

A:	No, the number of shares of Honeywell common stock you own will not change as a result of the Spin-Off.

Q:  What will I receive in the Spin-Off in respect of my Honeywell common stock?

A:

As a holder of Honeywell common stock, you will receive a dividend of one share of our common stock for every 25 shares of Honeywell common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more information on the treatment of the fractional share you may be entitled to receive in the Distribution. Your proportionate interest in Honeywell will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:  What is being distributed in the Spin-Off?

A:

Honeywell will distribute approximately 30.5 million shares of our common stock in the Spin-Off, based on the approximately 763.2 million shares of Honeywell common stock outstanding as of August 18, 2016. The actual number of shares of our common stock that Honeywell will distribute will depend on the total number of shares of Honeywell common stock outstanding on the Record Date. The shares of our common stock that Honeywell distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:  What is the record date for the Distribution?

A:	Honeywell will determine record ownership as of the close of business on September 16, 2016, which we refer to as the “Record Date.”

Q:  When will the Distribution occur?

A:

The Distribution will be effective as of 11:59 p.m., New York City time, on October 1, 2016, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for Honeywell stockholders entitled to receive the shares in the Distribution. See “—How will Honeywell distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding our common stock you receive in the Distribution on and following the Distribution Date.

Q:  Do I have a choice whether to participate in the Distribution?

A:

All holders of Honeywell’s common stock as of the Record Date will participate in the Distribution. You are not required to take any action in order to participate, but we urge you to read this Information Statement carefully. Holders of Honeywell common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Honeywell common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:  Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?

A:	Yes, the completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, of the following conditions:
•	the Honeywell Board shall have approved the Internal Transactions and Distribution and not withdrawn such approval, and shall have declared the dividend of our common stock to Honeywell stockholders;
•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;
•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the Securities and Exchange Commission;

•	our common stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange approved by Honeywell;
•

Honeywell shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”) shall have been completed;
•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Honeywell shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Honeywell Board, would result in the Distribution having a material adverse effect on Honeywell or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Honeywell common stock as of the Record Date;
•	Honeywell shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement; and
•

immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

Any of the above conditions may be waived by the Honeywell Board to the extent such waiver is permitted by law. In addition, Honeywell may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution. See “The Spin-Off—Conditions to the Spin-Off” for more information.

Q:  How will Honeywell distribute shares of our common stock?

A:	On the Distribution Date, Honeywell will release the shares of our common stock to the distribution agent to distribute to Honeywell stockholders.

Q:  What are the U.S. Federal income tax consequences to me of the Distribution?

A:	For U.S. Federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received by Honeywell stockholders in lieu of fractional shares. After the Distribution, Honeywell stockholders should allocate their basis in their Honeywell common stock held immediately before the Distribution between their Honeywell common stock and our common stock in proportion to their relative fair market values on the date of Distribution.

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:  Does AdvanSix intend to pay cash dividends?

A:	Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital intensive nature of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off may limit our ability to pay cash dividends. See “Dividend Policy” for more information.

Q:  Will AdvanSix incur any debt prior to or at the time of the Distribution?

A:	In connection with the Spin-Off, we intend to incur indebtedness in the aggregate principal amount of approximately $270 million in the form of term loans, the net proceeds of which will be distributed to Honeywell substantially concurrent with the consummation of the Spin-Off. We also intend to enter into a $155 million revolving facility to be available for our working capital and other cash needs, and we intend to draw on this facility in the amount of $40 million, before fees, substantially concurrent with consummation of the Spin-Off.

Q:  How will our common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the New York Stock Exchange under the symbol “ASIX.”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:  Will the Spin-Off affect the trading price of my Honeywell common stock?

A:	Following the Distribution, the equity value of Honeywell will no longer reflect the value of the AdvanSix Business. There can be no assurance that, following the Distribution, the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in the absence of the Spin-Off.

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

Difficult and volatile conditions in the overall economy, particularly in the United States but also globally, and in the capital, credit and commodities markets could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by difficult global economic conditions and significant volatility in the capital, credit and commodities markets and in the overall economy. Difficult and volatile conditions in the United States and globally could affect our business in a number of ways. For example:

•	weak economic conditions, especially in our key markets, could reduce demand for our products, impacting our sales and margins;
•	as a result of the recent volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases;
•

under difficult market conditions, there can be no assurance that access to credit or the capital markets would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all; and

•	market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

The industry in which we operate is highly competitive and experiences cyclicality which can cause significant fluctuations in our cash flows. These industry dynamics may adversely affect our business, financial condition and results of operations.

The industry in which we operate is highly competitive. Competition in the nylon resin industry is based on a number of factors such as price, product quality and service. We face significant competition from major international and regional competitors. Our competitors may improve their competitive position in our core markets by successfully introducing new products or innovations in their manufacturing processes or improving their cost structures. If we are unable to keep pace with our competitors’ product and manufacturing process innovations or cost position improvements, our business, financial condition and results of operations could be adversely affected.

Our historical operating results reflect the cyclical and sometimes volatile nature of the caprolactam, Nylon 6 resin and ammonium sulfate industries. We experience cycles of fluctuating supply and demand for each of the products we sell which result in changes in selling prices. Periods of high demand, tight supply and increasing operating margins tend to result in increases in capacity and production until supply exceeds demand, generally followed by periods of oversupply and declining prices. For example, the global market for Nylon 6 resin and caprolactam has undergone significant change in the past five years as Chinese manufacturers have entered the market and increased global supply at a time when demand has remained relatively stable, causing a decline in price and product margins. According to PCI Nylon, a third-party source, as of December 31, 2015, Chinese manufacturers account for 43% and 36% of Nylon 6 resin and caprolactam global capacity, respectively, whereas they accounted for only 26% and 12%, respectively, as of December 31, 2010. As a result of the increased capacity and competitive intensity, the margins for Nylon 6 resin and caprolactam have declined in recent years to historic lows. We have little or no ability to influence prices in these markets. Decreases in the average selling prices of our products could have an adverse effect on our profitability. While we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and by controlling transportation, selling and administration expense, we cannot assure you that these efforts will be sufficient to offset fully the effect of possible decreases in pricing on operating results. Because of the cyclical nature of our businesses, we cannot assure you that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results.

Moreover, historically, information about our business and operations was presented as part of the broader Honeywell corporate organization. As an independent, publicly traded company, we will be required to publicly provide more detailed information about our business and operations, including financial information and material contract terms. This information will be accessible to our customers, suppliers and competitors, each of which may factor the new information into their commercial dealings with us or the markets in which we operate. The use of such information by third parties in the marketplace could have an adverse effect on our business, financial condition and results of operations.

Any significant unplanned downtime or material disruption at one of our production facilities or logistics operations may adversely affect our business, financial condition and results of operations, and the age of our manufacturing facilities increases the risk for unplanned downtime, which may be significant.

We seek to run our complex production facilities on a nearly continuous basis for maximum efficiency and rely on the integrity of our logistics operations for the uninterrupted operations of business. While we have continued to make significant annual capital improvements at our manufacturing plants, operational issues have occurred in the past and may occur in the future, which could cause damage to our manufacturing and production equipment and ancillary facilities. Unplanned interruptions in our production capabilities adversely affect our production costs, product lead times and earnings during the affected period.

We seek to mitigate the risk of unplanned downtime through regularly scheduled maintenance both for major and minor repairs at all of our production facilities. We also utilize maintenance and mechanical integrity programs and maintain an appropriate buffer inventory of intermediate chemicals necessary for our manufacturing process, which are intended to mitigate the extent of any production losses as a result of unplanned downtime. However, unplanned outages may still occur or we may not have enough intermediate chemical inventory at any given time to offset such production losses. Moreover, taking our production facilities offline for regularly scheduled repairs can be an expensive and time-consuming operation and there is a significant risk that delays during the repair process may cause unplanned downtime as well. Any such unplanned downtime at any of our production facilities may adversely affect our business, financial condition and results of operations.

Our production facilities and logistics operations are also subject to the risk of catastrophic loss and material disruptions due to unanticipated events such as fires, explosion, severe weather conditions, earthquake or other natural disasters, personal injury or major accidents, acts of terrorism, prolonged power failures, chemical spills or other operational and logistical problems that we or a third-party on which we rely may experience. Depending on the nature, extent and length of any operational interruption due to any such event, the results could adversely affect our business, financial condition and results of operations.

Raw material price fluctuations and the ability of key suppliers to meet delivery requirements can increase the cost of our products and services, impact our ability to meet commitments to customers and cause us to incur significant liabilities.

The cost of raw materials, including cumene, natural gas and sulfur, is a key element in the cost of our products. Our inability to offset material price inflation through increased prices to customers, formula-based or long-term fixed price contracts with suppliers, productivity actions or commodity hedges could adversely affect our business, financial condition and results of operations.

Although we believe that our sources of supply for raw materials are generally robust, it is difficult to predict what effects shortages of raw materials or price increases may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long lead-time products during periods of fluctuating demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations and damage to customer relationships.

When possible we have purchased, and we plan to continue to purchase, raw materials, including cumene, natural gas and sulfur, through negotiated medium- or long-term contracts. To the extent that we have been able to achieve favorable terms in our existing negotiated contracts, we may not be able to renew such contracts at the current terms or at all, and this may adversely impact our results of operations. To the extent that the markets for our raw materials significantly change, we may be bound by the terms of our existing supplier contracts and obligated to purchase such raw materials at disadvantaged terms as compared to other market participants.

Our operations require substantial capital and we may not be able to obtain additional capital that we need in the future on favorable terms or at all.

Our industry is capital intensive, and we may require additional capital in the future to finance our growth and development, upgrade and improve our manufacturing capabilities, implement further marketing and sales activities, fund ongoing R&D activities, satisfy regulatory and environmental compliance obligations and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and R&D projects and the status and timing of these developments.

We have historically relied on Honeywell for assistance in satisfying our capital requirements. After the Spin-Off, we will not be able to rely on the earnings, assets or cash flow of Honeywell and Honeywell will not provide funds to finance our capital requirements. As a result, after the Distribution, we will be responsible for obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. We may need to seek additional capital in the future and debt or equity financing may not be available to us on terms we find acceptable, if at all. After the Spin-Off, our access to and cost of debt financing will be different from the access to and cost of debt financing prior to the separation from Honeywell. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional common equity, your ownership in us would be diluted. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement that address compliance with Section 355(e) of the Code may limit our ability to issue stock. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement.” We believe that, at the time of the Spin-Off, we will have adequate capital resources to meet our projected operating needs, capital expenditures and other cash requirements. However, we may need additional capital resources in the future and if we are unable to obtain sufficient resources for our operating needs, capital expenditures and other cash requirements for any reason, our business, financial condition and results of operations could be adversely affected.

Our operations are dependent on numerous required permits and approvals.

We hold numerous environmental and other governmental permits and approvals authorizing operations at each of our facilities. In addition, any expansion of our operations is dependent upon securing the necessary environmental or other permits or approvals.

A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing material permit or approval, could have an adverse effect on our ability to continue operations at the affected facility and on our business, financial condition and results of operations.

The loss of one or more of our significant customers could adversely affect our business, financial condition and results of operations.

Our business depends on significant customers, many of whom have been doing business with us for decades, and the loss of one or several significant customers may have an adverse effect on our business, financial condition and results of operations. Additionally, our significant customers have the ability to influence pricing and other contract terms. Such influence could increase after the completion of the Spin-Off as our customers may gain access to information that we otherwise in the past would not have publicly disclosed but are required to disclose as a public company.

In 2015, our ten largest customers accounted for approximately 40% of our total sales. Our largest customer is Shaw Industries Group, Inc. (“Shaw”), one of the world’s largest consumers of caprolactam and Nylon 6 resin. We sell Nylon 6 resin and caprolactam to Shaw under a long-term contract. In 2015, 2014 and 2013, our sales to Shaw were 16%, 19% and 17%, respectively, of our total sales. We typically sell to our other customers under short-term contracts with one- to two-year terms or by purchase orders.

If our sales to any of our significant customers were to decline, we may not be able to find other customers to purchase the excess supply of our products. The loss of one or several of our significant customers, or a significant reduction in purchase volume by any of them or significant unfavorable changes to pricing or other terms in contracts with any of them, could have an adverse effect on our business, financial condition and results of operations. We are also subject to credit risk associated with customer concentration. If one or more of our largest customers were to become bankrupt or insolvent, or otherwise were unable to pay for our products, we may incur significant write-offs of accounts that may have an adverse effect on our business, financial condition and results of operations.

We are subject to risks related to adverse trade policies imposed against exports from the United States in certain important markets for our products.

We are subject to a series of antidumping investigations initiated by China’s Ministry of Commerce (“MOFCOM”) covering the import of caprolactam and Nylon 6 resin into China. As a result of these investigations, significant antidumping duties were imposed on our products. In addition, the Mexican government initiated an antidumping investigation on imports of ammonium sulfate into Mexico from the United States which resulted in antidumping duties being imposed on this product. These duties are currently still in place and must be paid by our customers in these countries to purchase our products, placing us at a significant competitive disadvantage in those markets.

In each case, we diligently evaluated our commercial and legal options to defend these investigations and their subsequent sunset reviews. Historically, we have successfully mitigated these risks through geographical mix management so that imposition of duties does not materially affect our business results. However, such duties could have an adverse effect on the sales of key product lines and affect our business performance in the future. For more information regarding the investigations, see “Business—Legal and Regulatory Proceedings—Antidumping Actions.”

There can be no assurance that any governmental or international trade body in the future will not institute trade policies or remedies that are adverse to exports from the United States. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could potentially increase the price of our products relative to our competitors or decrease our customers’ demand for our products, which in turn may adversely affect our business, financial condition and results of operations.

We are subject to extensive environmental, health and safety laws and regulations that may result in unanticipated loss or liability, which could adversely affect our business, financial condition and results of operations.

Various federal, state, local and foreign governments regulate the discharge of materials into the environment and can impose substantial fines and criminal sanctions for violations and require installation of costly equipment or operational changes to limit emissions and/or decrease the likelihood of accidental hazardous substance releases. If we are found to be in violation of these laws or regulations, we may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations. See “Business—Regulation and Environmental Matters” for more information on the environmental laws and regulations to which we are subject.

Primarily because of our past operations at our current manufacturing locations and other locations used in our operations as currently conducted, we may be subject to potentially material liabilities related to the remediation of environmental hazards and to claims of personal injuries or property damages that may have been or may be caused by hazardous substance releases and exposures or other hazardous conditions. Lawsuits, claims and costs involving these matters may arise in the future. In addition, changes in laws, regulations and enforcement of policies, the discovery of previously unknown contamination or information related to individual sites, the establishment of stricter state or federal toxicity standards with respect to certain contaminants or the imposition of new clean-up requirements or remedial techniques could require us to incur additional costs in the future that would have a negative effect on our business, financial condition and results of operations.

Additionally, there are substantial uncertainties as to the nature, stringency and timing of any future regulations or changes in regulations, including greenhouse gas (“GHG”) and water nutrient regulations. More stringent regulations, especially of GHGs, may require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency, limit our output, require us to make capital improvements to our facilities, increase our costs for or limit the availability of energy, raw materials or transportation or otherwise adversely affect our business, financial condition and results of operations. If enacted, more stringent GHG limitations are likely to have a significant impact on us because our production facilities emit GHGs such as carbon dioxide and nitrous oxide and because natural gas, a fossil fuel, is a primary raw material used in our production process. In addition, to the extent that GHG restrictions are not imposed in countries where our competitors operate or are less stringent than regulations that may be imposed in the United States, our competitors may have cost or other competitive advantages over us.

There is also a risk that one or more of our key raw materials or one or more of our products may be found to have, or be characterized as having, a toxicological or health-related impact on the environment or on our customers or employees, which could potentially result in us incurring liability in connection with such characterization and the associated effects of any toxicological or health-related impact. If such a discovery or characterization occurs, we may incur increased costs in order to comply with new regulatory requirements or the relevant materials or products, including products of our customers incorporating our materials or products, may be recalled or banned. Changes in laws and regulations, or their interpretation, and our customers’ perception of such changes or interpretations may also affect the marketability of certain of our products. Additionally, sales of acetone, which is a List II Chemical under the Toxic Substance Control Act (“TSCA”), are regulated by the Drug Enforcement Act. This classification subjects us to periodic audits by the Drug Enforcement Administration and ongoing restrictions on our acetone sales activities.

Due to concerns related to terrorism, we are subject to various security laws including the Maritime Transportation Security Act of 2002 (“MTSA”) and the Chemical Facilities Anti-Terrorism Standards (“CFATS”) regulation. Our Frankford and Hopewell facilities are regulated facilities under CFATS and MTSA due to the nature of our operations and the proximity of the facilities to the adjacent waterways. Federal, state, local and foreign governments could implement new or impose more stringent regulations affecting the security of our plants, terminals and warehouses or the transportation and use of fertilizers or other chemicals. These regulations could result in higher operating costs or limitations on the sale of our products and could result in significant unanticipated costs, lower sales and reduced profit margins. It is possible that federal, state, local and foreign governments could impose additional limitations on the use, sale or distribution of chemicals that we produce and sell, thereby limiting our ability to manufacture or sell those products, or that illicit use of our products could result in liability for us.

Hazards associated with chemical manufacturing, storage and transportation could adversely affect our business, financial condition and results of operations.

There are hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. While we endeavor to provide adequate protection for the safe handling of these materials, issues could be created by various events, including natural disasters, severe weather events, acts of sabotage and performance by third parties, and as a result we could face potential hazards such as piping and storage tank leaks and ruptures, mechanical failure, employee exposure to hazardous substances and chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines, work stoppage injunctions, lawsuits by injured persons, damage to our public reputation and brand and diminished product acceptance. If such actions are determined adversely to us or there is an associated economic impact to our business, we may have inadequate insurance or cash flow to offset any associated costs. Such outcomes could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability and claims for third-party property damage or personal injury stemming from alleged environmental or other torts. We have noted a nationwide trend in purported class actions against chemical manufacturers generally seeking relief such as medical monitoring, property damages, off-site remediation and punitive damages arising from alleged environmental or other torts without claiming present personal injuries. We also have noted a trend in public and private nuisance suits being filed on behalf of states, counties, cities and utilities alleging harm to the general public.

Various factors or developments can lead to changes in current estimates of liabilities such as a final adverse judgment, significant settlement or changes in applicable law. An adverse outcome or unfavorable development in any one or more of these matters could be material to our financial results and could adversely impact the value of any of our brands that are associated with any such matters.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. Additionally, we will be required to indemnify Honeywell for amounts related to liabilities allocated to, or assumed by, us under each of the Separation and Distribution Agreement, the Employee Matters Agreement and the Tax Matters Agreement. If we were required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our business, financial condition and results of operations.

Our inability to successfully acquire and integrate other businesses, assets, products or technologies or realize the financial and strategic goals that were contemplated at the time of any transaction could adversely affect our business, financial condition and results of operations.

We actively evaluate acquisitions and strategic investments in businesses, products or technologies that we believe could complement or expand our business or otherwise offer growth or cost-saving opportunities. From time to time, we may enter into letters of intent with companies with which we are negotiating for potential acquisitions or investments, or as to which we are conducting due diligence. An investment in, or acquisition of, complementary businesses, products or technologies in the future could materially decrease the amount of our available cash or require us to seek additional equity or debt financing. We may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

Additionally, in connection with any acquisitions we complete, we may not achieve the synergies or other benefits we expected to achieve, and we may incur unanticipated expenses, write-downs, impairment charges or unforeseen liabilities that could negatively affect our business, financial condition and results of operations, have difficulty incorporating the acquired businesses, disrupt relationships with current and new employees, customers and vendors, incur significant debt or have to delay or not proceed with announced transactions. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters.

Failure to protect our intellectual property could adversely affect our business, financial condition and results of operations.

Intellectual property rights, including patents, trade secrets, confidential information, trademarks, tradenames and trade dress, are important to our business. We will endeavor to protect our intellectual property rights in key jurisdictions in which our products are produced or used. However, we may be unable to obtain protection for our intellectual property in such key jurisdictions. Although we own and have applied for numerous patents and trademarks, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our business, financial condition and results of operations. Similarly, third parties may assert claims against us and our customers and distributors alleging our products infringe upon third-party intellectual property rights.

We also rely materially upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we maintain policies and internal security measures to protect our trade secrets and other intellectual property, failure to protect this intellectual property could negatively affect our future performance and growth.

We may be required to make significant cash contributions to the defined benefit pension plan that we intend to sponsor after the Spin-Off.

After the Spin-Off, we intend to sponsor a defined benefit pension plan under which certain eligible AdvanSix employees will earn pension benefits following the Spin-Off. The Federal Pension Protection Act of 2006, which is generally applicable to U.S. defined benefit pension plans, generally requires that defined benefit pension plans maintain certain capitalization levels. We are currently still in negotiations related to this defined benefit pension plan and are not able to estimate the timing or amount of the cash contributions we will be required to make in the future to meet the requirements of applicable law. However, we expect that, as pension liabilities accrue under this defined benefit pension plan, we will be required by law to make future plan contributions which may be material and could adversely affect our business, financial condition and results of operations.

Some of our workforce is represented by labor unions so our business could be harmed in the event of a prolonged work stoppage.

Approximately 700 of our employees are unionized, which represents approximately 64% of our employee-base as of December 31, 2015. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. We may experience work stoppages, which could negatively impact our ability to manufacture our products on a timely basis, which could negatively impact our business, financial condition and results of operations.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our business, financial condition and results of operations.

Due to the complex nature of our manufacturing business, our future performance is highly dependent upon the continued services of our key engineering personnel, scientists and executive officers, the development of additional management personnel and the hiring of new qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting or retaining qualified personnel. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel, could negatively affect our business, financial condition and results of operations.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Honeywell and its stockholders.

Completion of the Spin-Off is conditioned on Honeywell’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code. Honeywell can waive receipt of the tax opinion as a condition to the completion of the Spin-Off.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by Honeywell and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Honeywell has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. Federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355(e) of the Code, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (1) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Honeywell’s current and accumulated earnings and profits; (2) a reduction in the U.S. Holder’s basis (but not below zero) in Honeywell common stock to the extent the amount received exceeds the stockholder’s share of Honeywell’s earnings and profits; and (3) a taxable gain from the exchange of Honeywell common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Honeywell’s earnings and profits and the U.S. Holder’s basis in its Honeywell common stock. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”.

We could have an indemnification obligation to Honeywell if the Distribution were determined not to qualify for non-recognition treatment, which could adversely affect our business, financial condition and results of operations.

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could be required to indemnify Honeywell for the resulting taxes and related expenses. Any such indemnification obligation could adversely affect our business, financial condition and results of operations.

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to Honeywell, but not to stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Honeywell due to such a 50% or greater change in ownership of our stock, Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock and we generally would be required to indemnify Honeywell for the tax on such gain and related expenses. Any such indemnification obligation could adversely affect our business, financial condition and results of operations. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement”.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 of the Code and preserve the tax-free nature of the Spin-Off. These covenants will include certain restrictions on our activity unless Honeywell gives its consent for us to take a restricted action, which Honeywell is permitted to grant or withhold at its sole discretion. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Tax Matters Agreement”.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other things, design and implement corporate strategies and policies that are targeted to our business, better focus our financial and operational resources on those specific strategies, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility and enable us to achieve alignment with a more natural stockholder base and implement and maintain a capital structure designed to meet our specific needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Honeywell’s corporate organization, and Honeywell has provided us with various corporate functions. Following the Spin-Off, Honeywell will have no obligation to provide us with assistance other than the transition and other services described under “Certain Relationships and Related Party Transactions”. These services do not include every service that we have received from Honeywell in the past, and Honeywell is only obligated to provide the transition services for limited periods following completion of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Honeywell. These services include legal, accounting, information technology, human resources and other infrastructure support, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Honeywell. Because our business has historically operated as part of the wider Honeywell organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

We have no recent operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical combined financial information included in this Information Statement from Honeywell’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•

Prior to the Spin-Off, we operated as part of Honeywell’s broader corporate organization, and Honeywell performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from Honeywell for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly traded company.

•

We will enter into transactions with Honeywell that did not exist prior to the Spin-Off, such as Honeywell’s provision of transition and other services, which will cause us to incur new costs. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell”.

•

Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, cash management, operations, cost structure and personnel needs of our business. As part of Honeywell, we enjoyed certain benefits from Honeywell’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Honeywell prior to the Spin-Off. In addition, our historical combined financial data do not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Internal Transactions and the Spin-Off, including interest expense in connection with the incurrence of indebtedness at AdvanSix.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. While we have been profitable as part of Honeywell, we cannot assure you that our profits will continue at a similar level when we are an independent, publicly traded company. For additional information about our past financial performance and the basis of presentation of our Combined Financial Statements, see “Selected Historical Combined Financial Data”, “Unaudited Pro Forma Combined Financial Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the Notes thereto included elsewhere in this Information Statement.

We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could adversely affect our business, financial condition and results of operations.

In connection with the Spin-Off, we intend to incur indebtedness in the aggregate principal amount of approximately $270 million in the form of term loans, the net proceeds of which will be distributed to Honeywell substantially concurrent with the consummation of the Spin-Off. We also intend to enter into a $155 million revolving facility to be available for our working capital and other cash needs, and we intend to draw on this facility in the amount of $40 million, before fees, substantially concurrent with consummation of the Spin-Off. We have historically relied upon Honeywell to fund our working capital requirements and other cash requirements. After the Distribution, we will not be able to rely on the earnings, assets or cash flow of Honeywell and Honeywell will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under Honeywell. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the new indebtedness we expect to incur concurrently in connection with the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

We expect that the terms of the indebtedness we expect to incur in connection with the Distribution will include a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. These may restrict our and our subsidiaries’ ability to take some or all of the following actions:

•	incur or guarantee additional indebtedness or sell disqualified or preferred stock;
•	pay dividends on, make distributions in respect of, repurchase or redeem capital stock;
•	make investments or acquisitions;
•	sell, transfer or otherwise dispose of certain assets;
•	create liens;
•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;
•	enter into transactions with affiliates;
•	prepay, repurchase or redeem certain kinds of indebtedness;
•	issue or sell stock of our subsidiaries; and/or
•	significantly change the nature of our business.

As a result of all of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurs, the lenders would have the right to accelerate the repayment of such debt and the event of default or acceleration may result in the acceleration of the repayment of any other debt to which a cross-default or cross-acceleration provision applies. Furthermore, the lenders of this indebtedness may require that we pledge our assets as collateral as security for our repayment obligations. If we were unable to repay any amount of this indebtedness when due and payable, the lenders could proceed against any such collateral. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient assets to repay such indebtedness, which could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our results of operations due to factors related to our business;
•	success or failure of our business strategies;
•	competition and industry capacity;
•	changes in interest rates and other factors that affect earnings and cash flow;
•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;
•	our ability to retain and recruit qualified personnel;
•	our quarterly or annual earnings, or those of other companies in our industry;
•	announcements by us or our competitors of significant acquisitions or dispositions;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	the failure of securities analysts to cover our common stock after the Spin-Off;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;
•	investor perception of our company and our industry;
•	overall market fluctuations unrelated to our operating performance;
•	results from any material litigation or government investigation;
•	changes in laws and regulations (including tax laws and regulations) affecting our business;
•	changes in capital gains taxes and taxes on dividends affecting stockholders; and
•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Honeywell stockholders and, as a result, these Honeywell stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Honeywell stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Honeywell stockholders, including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

We will evaluate whether to pay cash dividends on our common stock in the future, and the terms of our indebtedness will limit our ability to pay dividends on our common stock.

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital intensive nature of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off may limit our ability to pay cash dividends. For more information, see “Dividend Policy”. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Your percentage ownership in AdvanSix may be diluted in the future.

Your percentage ownership in AdvanSix may be diluted in the future because of common stock-based equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our Board. These include, among others, provisions that:

•	provide for staggered terms for directors on our Board for a period following the Spin-Off;
•	do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders;

•	establish advance notice requirements for stockholder nominations and proposals;
•	limit the persons who may call special meetings of stockholders; and
•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of AdvanSix, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for more information.

Our Amended and Restated Certificate of Incorporation will designate the courts of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation will provide unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of AdvanSix, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of AdvanSix to AdvanSix or AdvanSix’s stockholders, any action asserting a claim arising pursuant to the Delaware General Corporate Law (“DGCL”) or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about our industry and our business and financial results. Forward-looking statements often include words such as “anticipates”, “estimates”, “expects”, “projects”, “intends”, “plans”, “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Our principal risks and uncertainties are set forth in the section entitled “Risk Factors” above.

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On May 12, 2016, Honeywell announced plans for the complete legal and structural separation of the AdvanSix Business from Honeywell. To effect the separation, Honeywell is undertaking the Internal Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”.

Following the Internal Transactions, Honeywell will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to holders of Honeywell’s common stock on a pro rata basis. Following the Spin-Off, Honeywell will not own any equity interest in us, and we will operate independently from Honeywell. No approval of Honeywell’s stockholders is required in connection with the Spin-Off, and Honeywell’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, to the extent permitted by law, of a number of conditions. In addition, Honeywell may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution. For a more detailed discussion, see “—Conditions to the Spin-Off”.

Reasons for the Spin-Off

Honeywell has regularly reviewed its businesses to confirm that Honeywell’s resources are being put to use in a manner that is in the best interests of Honeywell and its stockholders. In reaching the decision to pursue the Spin-Off, Honeywell considered a range of potential structural alternatives for the AdvanSix Business, including a sale of the AdvanSix Business, and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value. As part of this evaluation, Honeywell considered a number of factors, including the following potential benefits:

•

Strategic Clarity and Flexibility. Following the Spin-Off, Honeywell and AdvanSix will each have a more focused business and be better positioned to invest more in growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow AdvanSix to enhance its strategic flexibility to respond to industry dynamics.

•

Focused Management. The Spin-Off will allow the management of each of Honeywell and AdvanSix to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

•

Management Incentives. The Spin-Off will enable AdvanSix to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations, which will help AdvanSix attract and retain qualified personnel.

•

Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Honeywell and AdvanSix and will enable AdvanSix to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

In determining whether to effect the Spin-Off, Honeywell considered the costs and risks associated with the transaction, including the costs associated with preparing AdvanSix to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Honeywell’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off and the risk that the combined trading prices of our common stock and Honeywell’s common stock after the Spin-Off may drop below the trading price of Honeywell’s common stock before the Spin-Off. Honeywell also considered the loss of synergies and scale from operating as one company, including sharing corporate overhead expenses and AdvanSix benefiting from Honeywell’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, the anticipated loss of which is not reasonably quantifiable. Notwithstanding these costs and risks, taking into account the factors discussed above, Honeywell determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance stockholder value.

When and How You Will Receive AdvanSix Shares

Honeywell will distribute to its stockholders, as a pro rata dividend, one share of our common stock for every 25 shares of Honeywell common stock outstanding as of September 16, 2016, the Record Date of the Distribution.

Prior to the Distribution, Honeywell will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Wells Fargo Shareowner Services will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Honeywell common stock as of the close of business on September 16, 2016, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered stockholders. If you own your shares of Honeywell common stock directly through Honeywell’s transfer agent, Wells Fargo Shareowner Services, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the AdvanSix shares at www.shareowneronline.com or by calling 800-468-9716.

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. If you own your shares of Honeywell common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name”.

If you sell any of your shares of Honeywell common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Honeywell shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Honeywell stockholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Honeywell common stock for shares of our common stock. The number of outstanding shares of Honeywell common stock will not change as a result of the Spin-Off.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Honeywell stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Honeywell or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Honeywell or us.

The distribution agent will send to each registered holder of Honeywell common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Honeywell stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. Federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Honeywell common stock

The following is a summary of the material U.S. Federal income tax consequences to holders of Honeywell common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Honeywell common stock that are U.S. Holders, as defined immediately below, that hold their Honeywell common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Honeywell common stock that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or
•

a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. Federal income tax laws, such as:

•	dealers or traders in securities or currencies;
•	tax-exempt entities;
•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	persons who acquired Honeywell common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Honeywell equity;
•	stockholders owning Honeywell common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. Federal income tax purposes;
•	certain former citizens or long-term residents of the United States;
•	stockholders who are subject to the alternative minimum tax;
•	persons who own Honeywell common stock through partnerships or other pass-through entities; or
•	persons who hold Honeywell common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. Federal income tax purposes, holds Honeywell common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Completion of the Spin-Off is conditioned upon Honeywell’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Honeywell, to the effect that the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Code. The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the Distribution qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. Federal income tax purposes:

•	no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;
•

the aggregate tax basis of the Honeywell common stock and our common stock held by each U.S. Holder immediately after the Distribution should be the same as the aggregate tax basis of the Honeywell common stock held by the U.S. Holder immediately before the Distribution, allocated between the Honeywell common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•

the holding period of our common stock received by each U.S. Holder should include the holding period of their Honeywell common stock, provided that such Honeywell common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Honeywell common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Honeywell common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the

U.S. Holder’s holding period for the Honeywell common stock is more than one year on the date of the Distribution.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Honeywell and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Honeywell has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. Federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Honeywell’s current and accumulated earnings and profits;
•	a reduction in the U.S. Holder’s basis (but not below zero) in Honeywell common stock to the extent the amount received exceeds the stockholder’s share of Honeywell’s earnings and profits; and
•

a taxable gain from the exchange of Honeywell common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Honeywell’s earnings and profits and the U.S. Holder’s basis in its Honeywell common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding”, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. Federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Honeywell stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Honeywell to attach to such stockholder’s U.S. Federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Honeywell

The following is a summary of the material U.S. Federal income tax consequences to Honeywell in connection with the Spin-Off that may be relevant to holders of Honeywell common stock.

As discussed above, completion of the Spin-Off is conditioned upon Honeywell’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Honeywell, to the effect that the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Code. If the Distribution qualifies for nonrecognition of gain and loss under Section 355 of the Code, no gain or loss should be recognized by Honeywell as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Honeywell, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinion of counsel is subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Honeywell common stock”.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock.

Indemnification Obligation

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could be required to indemnify Honeywell for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Honeywell, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Honeywell due to such a 50% or greater change in ownership of our stock, Honeywell would recognize gain equal to the excess of the fair market value of our common stock distributed to Honeywell stockholders over Honeywell’s tax basis in our common stock and we generally would be required to indemnify Honeywell for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately 839,240 beneficial holders of shares of our common stock and approximately 30.5 million shares of our common stock outstanding, based on the number of Honeywell stockholders and shares of Honeywell common stock outstanding on August 18, 2016. The actual number of shares of our common stock Honeywell will distribute in the Spin-Off will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Honeywell’s equity plans, and any repurchase of Honeywell shares by Honeywell under its common stock repurchase program, on or prior to the Record Date. Shares of Honeywell common stock held by Honeywell as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Distribution. The Spin-Off will not affect the number of outstanding shares of Honeywell common stock or any rights of Honeywell stockholders. However, following the Distribution, the equity value of Honeywell will no longer reflect the value of the AdvanSix Business. There can be no assurance that the combined trading prices of the Honeywell common stock and our common stock will equal or exceed what the trading price of Honeywell common stock would have been in absence of the Spin-Off.

Before our separation from Honeywell, we intend to enter into a Separation and Distribution Agreement and several other agreements with Honeywell related to the Spin-Off. These agreements will govern the relationship between us and Honeywell up to and after completion of the Spin-Off and allocate between us and Honeywell various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Honeywell”.

Listing and Trading of Our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Honeywell. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the New York Stock Exchange under the symbol “ASIX”. Following the Spin-Off, Honeywell common stock will continue to trade on the New York Stock Exchange under the symbol “HON”.

Neither we nor Honeywell can assure you as to the trading price of Honeywell common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Honeywell common stock after the Spin-Off will equal or exceed the trading prices of Honeywell common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to Honeywell stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act”, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Honeywell common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Honeywell common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Honeywell common stock: a “regular-way” market and an “ex-distribution” market. Shares of Honeywell common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Honeywell common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Honeywell common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Honeywell:

•	the Honeywell Board shall have approved the Internal Transactions and Distribution and not withdrawn such approval, and shall have declared the dividend of our common stock to Honeywell stockholders;
•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;
•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange approved by Honeywell;
•

Honeywell shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code;

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”) shall have been completed;
•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Honeywell shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Honeywell Board, would result in the Distribution having a material adverse effect on Honeywell or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Honeywell common stock as of the Record Date;
•	Honeywell shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement; and
•

immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

Any of the above conditions may be waived by the Honeywell Board to the extent such waiver is permitted by law. If the Honeywell Board waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement Forms a part, and the result of such waiver is material to Honeywell stockholders, we will file an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part, to revise the disclosure in the Information Statement accordingly. In the event that Honeywell waives a condition after this Registration Statement becomes effective and such waiver is material, we would communicate such change to Honeywell’s stockholders by filing a Form 8-K describing the change.

The fulfillment of the above conditions will not create any obligation on Honeywell’s part to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Honeywell may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution.

DIVIDEND POLICY

Once the Spin-Off is effective, we will be evaluating whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital intensive nature of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off may limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016, on a historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on June 30, 2016. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our historical Combined Financial Statements and the accompanying Notes thereto and our unaudited pro forma financial statements and the accompanying notes thereto included elsewhere in this Information Statement. For information on how each adjustment in the following table was computed, including a discussion of significant assumptions and estimates used to arrive at such adjustments, refer to the indicated note in the notes accompanying our pro forma combined financial statements included elsewhere in this Information Statement.

	June 30, 2016
	Historical as Reported	Notes	As Adjusted
(Dollars in thousands)
Cash and cash equivalents	$—	(b)	$36,894

Capitalization
Indebtedness:
Current debt	$—		$—
Long-term debt	—	(f)	306,894

Total indebtedness	—		306,894

Equity:
Common Stock, par value $0.01	$—		$—
Additional paid in capital	—		232,078
Accumulated other comprehensive loss	(1,474)		(1,474)
Invested equity	522,977	(d)	—

Total equity	521,503		230,604

Total capitalization	$521,103		$537,498

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables present certain selected historical combined financial information as of and for each of the years in the five-year period ended December 31, 2015 and as of June 30, 2016 and for the six months ended June 30, 2016 and 2015. The selected historical combined financial data as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, are derived from our historical audited Combined Financial Statements included elsewhere in this Information Statement. The selected historical combined financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 are derived from our unaudited combined financial information that is not included in this Information Statement. The selected historical combined financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from our unaudited Combined Financial Statements included elsewhere in this Information Statement. The unaudited Combined Financial Statements have been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair statement of the information set forth in this Information Statement.

The selected historical combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the accompanying Notes thereto included elsewhere in this Information Statement. For each of the periods presented, our business was wholly owned by Honeywell. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical combined financial information includes allocations of certain Honeywell corporate expenses, as described in “Note 3—Related Party Transactions with Honeywell” to the historical Combined Financial Statements. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(Dollars in thousands)
Selected Statement of Operations Information:
Sales	$608,248	$677,670	$1,329,409	$1,790,372	$1,766,586	$1,788,669	$1,481,924
Net Income	42,402	28,027	63,776	83,858	118,746	166,155	165,767

	As of June 30,	As of December 31,
	2016	2015	2014	2013	2012	2011
(Dollars in thousands)
Selected Balance Sheet Information:
Total assets	$867,207	$840,986	$823,048	$733,981	$650,523	$650,673
Total liabilities	345,704	361,916	406,293	313,407	303,721	265,472
Total equity	521,503	479,070	416,755	420,574	346,802	385,201

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements of AdvanSix consist of the unaudited pro forma combined statements of operations for the six months ended June 30, 2016 and the year ended December 31, 2015 and an unaudited pro forma combined balance sheet as of June 30, 2016. The unaudited pro forma combined financial statements have been derived from our historical Combined Financial Statements included elsewhere in this Information Statement, and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Separation and Distribution Agreement and related agreements occurred as of the dates indicated. The unaudited pro forma combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and the accompanying Notes included elsewhere in this Information Statement.

The unaudited pro forma combined statements of operations for the six months ended June 30, 2016 and for the year ended December 31, 2015 reflect our results as if the Spin-Off and related transactions described below had occurred as of January 1, 2015. The unaudited pro forma combined balance sheet as of June 30, 2016 reflects our results as if the Spin-Off and related transactions described below had occurred as of such date.

The unaudited pro forma combined financial statements give effect to the following:

•

the contribution by Honeywell to us of all the assets and liabilities that comprise our business and the retention by Honeywell of certain specified assets and liabilities reflected in our historical Combined Financial Statements, in each case, pursuant to the Separation and Distribution Agreement;

•

the anticipated post-Distribution capital structure, including (i) the incurrence of approximately $270 million of indebtedness in the form of term loans and the making of the approximately $270 million cash distribution to Honeywell (ii) the intended draw on the $155 million revolving facility in the amount of $40 million substantially concurrent with the consummation of the Spin-Off and (iii) the issuance of our common stock to holders of Honeywell common stock;

•	the impact of certain pension liabilities related to certain of our employees that we will assume after the Spin-Off and which will be paid by us at a future date; and
•

the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement and other agreements related to the Distribution between us and Honeywell and the provisions contained therein.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes that reflect the expected impacts of events directly attributable to the Spin-Off and that are factually supportable and, for purposes of statements of operations, are expected to have a continuing impact on us. Our management believes that these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as we and Honeywell finalize the terms of the Separation and Distribution Agreement and the other agreements related to the Distribution. The unaudited pro forma combined financial statements are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company.

The operating expenses reported in our historical combined statements of operations include allocations of certain Honeywell costs. These costs include the allocation of all Honeywell corporate costs, shared services and other related costs that benefit us.

As a stand-alone public company, we expect to incur additional recurring costs. Our preliminary estimates of the additional recurring costs expected to be incurred annually are approximately $5 million to $10 million. The significant assumptions involved in determining our estimates of recurring costs of being a stand-alone public company include:

•	costs to perform financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities;
•	compensation, including equity-based awards, and benefits with respect to new and existing positions;
•	insurance premiums;
•	depreciation and amortization related to information technology infrastructure investments; and
•	the type and level of other costs expected to be incurred.

No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described above because they are projected amounts based on estimates and would not be factually supportable.

We currently estimate that we will incur costs of $20 million to $25 million associated with becoming a stand-alone public company within 24 months of the Distribution. Under generally accepted accounting principles in the United Sates (“U.S. GAAP”), a portion of these expenses will be deferred and amortized. We anticipate recognizing approximately $4 million of annual expense arising from these one-time costs in each of the five years following the Distribution. We have not adjusted the accompanying unaudited pro forma combined statements of operations for these estimated expenses as they are not expected to have an ongoing impact on our operating results. These expenses primarily relate to the following:

•	accounting, tax and other professional costs pertaining to our separation and establishment as a stand-alone public company;
•	compensation, such as modifications to certain bonus awards, upon completion of the separation;
•	relocation costs;
•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;
•	costs related to establishing our new brand in the marketplace; and
•	costs to separate information systems.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2016
(Dollars in thousands, except per share data)

	Historical as Reported	Pro Forma Adjustments(1)	Notes	As Adjusted
Sales	$608,248	$118	(h)	$608,366
Costs and expenses:
Costs of goods sold	519,379	—		519,379
Selling, general and administrative expenses	22,254	2,212	(k)(l)	24,466
Other non-operating, net	(1,157)	—		(1,157)

	540,476	2,212		542,688
Income from Operations
Interest expense	—	5,350	(e)	5,350
Other expense, net	—	—		—
Income before taxes	67,772	(7,444)		60,328
Income taxes	25,370	(2,532)	(a)(i)	22,838

Net income	$42,402	$(4,912)		$37,490

Unaudited Pro Forma Earnings Per Share
Basic/Diluted			(g)	$1.22
Weighted-average number of shares outstanding
Basic/Diluted			(g)	30,620

(1)	The change in our cost structure related to our company becoming an independent, publicly traded company is not reflected above.

See accompanying notes to the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(Dollars in thousands, except per share data)

	Historical as Reported	Pro Forma Adjustments(1)	Notes	As Adjusted
Sales	$1,329,409	$286	(h)	$1,329,695
Costs and expenses:
Costs of goods sold	1,179,651	—		1,179,651
Selling, general and administrative expenses	52,398	4,423	(k)(l)	56,821
Other non-operating, net	(2,877)	—		(2,877)

	1,229,172	4,423		1,233,595
Income from Operations
Interest expense	—	9,562	(e)	9,562
Other expense, net	—	—		—
Income before taxes	100,237	(13,699)		86,538
Income taxes	36,461	(4,082)	(a)(i)	32,379

Net income	$63,776	$(9,617)		$54,159

Unaudited Pro Forma Earnings Per Share
Basic/Diluted			(g)	$1.74
Weighted-average number of shares outstanding
Basic/Diluted			(g)	31,192

(1)	The change in our cost structure related to our company becoming an independent, publicly traded company is not reflected above.

See accompanying notes to the unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2016
(Dollars in thousands)

	Historical As Reported	Pro Forma Adjustments(1)	Notes	As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$—	$36,894	(b)	$36,894
Accounts receivable—net	142,749	—		142,749
Inventories	134,304	—		134,304
Deferred income taxes	—	—		—
Other current assets	6,117	—		6,117

Total current assets	283,170	36,894		320,064
Property, plant and equipment—net	539,642	—		539,642
Goodwill	15,005	—		15,005
Other assets	29,390	(38)	(i)	29,352

Total assets	$867,207	$36,855		$904,062

LIABILITIES
Current liabilities:
Accounts payable	$181,518	$—		$181,518
Accrued liabilities	18,213	(2,040)	(c)	16,173
Current portion of long-term debt	—	—		—
Deferred income and customer advances	2,671	—		2,671

Total current liabilities	202,402	(2,040)		200,362
Deferred income taxes	139,607	(13,374)	(i)	126,233
Long-term debt	—	306,894	(f)	306,894
Other liabilities	3,695	36,275	(j)	39,970

Total liabilities	345,704	327,755		673,459

CONTINGENCIES (Note 8)
EQUITY
Common Stock, par value $0.01	—	—		—
Additional paid in capital	—	232,078		232,078
Accumulated other comprehensive loss	(1,474)	—		(1,474)
Invested equity	522,977	(522,977)	(d)	—
Total equity	521,503	(290,899)		230,604

Total liabilities and equity	$867,207	$36,855		$904,062

(1)	The change in our cost structure related to our company becoming an independent, publicly traded company is not reflected above.

See accompanying notes to the unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)

This adjustment was calculated by applying the statutory tax rate to the pre-tax pro forma adjustments and reflects the estimated tax effects of $2.5 million and $4.1 million for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively. The statement of operations reflects a tax provision calculated on a separate return basis to account for losses generated by Honeywell’s Resins and Chemicals business that are not expected to be utilized by AdvanSix on a standalone basis, but will be utilized by other Honeywell businesses in a combined tax filing.

(b)	Represents adjustments to cash as follow:

(Dollars in thousands)
Cash received from incurrence of term loan	$270,000
Cash received from draw on revolving facility	40,000
Cash distribution to Honeywell	(270,000)
Cash paid for debt issuance costs	(3,106)

Total pro forma adjustment to cash	$36,894

(c)

Reflects an adjustment to assets and liabilities reflected in our historical Combined Financial Statements that will not be retained after the distribution which is comprised of a reserve for a remediation claim related to a former location of our business. See note (i) for the corresponding pro forma adjustments to deferred income taxes associated with the removal of this reserve.

(d)

Represents the reclassification of Honeywell’s net investment in us, which was recorded in invested equity, into additional paid-in-capital and common stock to reflect the assumed issuance of approximately 30,620,000 shares of our common stock at a par value of $0.01 pursuant to the Separation and Distribution Agreement immediately prior to the Spin-Off. We have assumed the number of outstanding shares of our common stock based on the six-month weighted average of Honeywell common stock as of June 30, 2016 and an assumed distribution ratio of one share of our common stock for every 25 shares of Honeywell common stock.

(e)	Represents adjustments to interest expense resulting from the assumed incurrence of $310 million of total indebtedness in connection with the Spin-Off as follows:

	For the Six Months Ended June 30,	For the Year Ended December 31,
	2016	2015
(Dollars in thousands)
Interest expense on assumed $270 million term loan with an assumed interest rate of 3.1%	$4,206	$7,421
Interest expense on assumed $40 million draw on revolving facility with an assumed interest rate of 3.1%	623	1,099
Amortization of debt issuance costs	521	1,042

Total pro forma adjustment to interest expense	$5,350	$9,562

A 1/8% variance in the assumed interest rate on the debt incurrence would change the annual interest expense by $0.4 million.

(f)

Reflects the assumed incurrence of $310 million of total indebtedness, consisting of $270 million incurred in the form of term loans and a draw of $40 million on the revolving facility substantially concurrent with the consummation of the Spin-Off.

(g)

The weighted-average number of basic shares outstanding for the twelve months ended December 31, 2015 is based upon the twelve-month weighted average of Honeywell common stock outstanding as of December 31, 2015 and the weighted-average number of basic shares outstanding for the six months ended June 30, 2016 is based upon the six-month weighted average of Honeywell common stock outstanding as of June 30, 2016 and, in each case, an assumed distribution ratio of one share of our common stock for every 25 shares of Honeywell common stock outstanding on the Record Date. Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect the potential impacts of restricted stock units. The actual impact on a go-forward basis will depend on various factors, including the potential issuance of options under a future equity plan.

(h)

Reflects the profit margin on our sale of certain products to Honeywell pursuant to a supply agreement that will be put into place at the time of the Spin-Off. Prior to the Spin-Off, we sold these products to Honeywell at cost on an intercompany basis and therefore we did not record a margin for these sales in our historical Combined Financial Statements. Pursuant to the terms of the supply agreement, after the Spin-Off, Honeywell will be required to pay to us a margin and therefore a pro forma adjustment to revenues has been included in our unaudited pro forma combined financial statements. However, a corresponding adjustment to cost of goods sold has not been included because the cost of goods sold under the supply agreement has not changed from the cost of goods sold pursuant to the intercompany arrangement. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Other Arrangements”.

(i)

Reflects an adjustment to Deferred income taxes, which has been included in Other assets and deferred income taxes (liability) with a corresponding offset to Additional paid in capital, as a result of (1) the pro forma adjustment described in note (c) which reduced our deferred income tax assets by $775 as a result of Honeywell’s retention of certain expenses related to a remediation claim and Honeywell’s corresponding entitlement to the related future tax deduction; and (2) the pro forma adjustment described in note (j) which increased our deferred income tax assets by $14,111 as a result of our assumption of future defined benefit pension obligations for certain AdvanSix employees and our corresponding entitlement to the related future tax deduction.

(j)

Reflects the impact of our assumption of certain pension liabilities for certain AdvanSix employees who are eligible for benefits under defined benefit pension plans that are currently sponsored by Honeywell. For these employees we intend to sponsor a defined benefit pension plan after the Spin-Off with terms and benefits consistent with the existing Honeywell plans. The annual expense related to our employees for these defined benefit pension plans was allocated to us by Honeywell and such allocation is reflected in our historical Combined Financial Statements. See note (i) for the corresponding pro forma adjustments to deferred taxes associated with the assumption of this liability.

(k)

Reflects the marginal costs that we expect to pay to Honeywell and its affiliates under the Site Sharing and Services Agreements in excess of the historical expenses allocated by Honeywell that are reflected in our historical Combined Financial Statements.

(l)

Reflects an adjustment for the ratable portion of expenses for the restricted stock units (RSUs) that we intend to issue to our executives at the time of the Spin-Off, the fair value of which will be expensed over the three-year vesting period from the grant date. For the year ended December 31, 2015, the fair value of one year of such expenses is $4.3 million, and for the six months ended June 30, 2016, the fair value of one half of one year of such expenses is $2.1 million.

BUSINESS

Introduction

We are a leading manufacturer of Nylon 6, a polymer resin which is a synthetic material used by our customers to produce engineered plastics, fibers, filaments and films that, in turn, are used in such end-products as automotive and electronic components, carpets, sports apparel, fishing nets and food and industrial packaging. As a result of our backward integration and the configuration of our manufacturing facilities, we also sell the following other products, all of which are produced as part of the Nylon 6 resin manufacturing process:

•

Caprolactam. Caprolactam is the key chemical compound used in the production of Nylon 6 resin. In recent years, approximately 50% of the caprolactam we have produced at our facility in Hopewell, Virginia has been shipped to our facility in Chesterfield, Virginia to manufacture Nylon 6 resin. We market and sell the caprolactam that is not consumed internally in Nylon 6 resin production to customers who manufacture polymer resins or use caprolactam to produce nylon fibers, films and other nylon products. Our Hopewell manufacturing facility is the world’s largest single-site producer of caprolactam as of December 31, 2015.

•

Ammonium sulfate fertilizer. Ammonium sulfate fertilizer is a co-product of the caprolactam manufacturing process. Because of our Hopewell facility’s size and scale, we are the world’s largest single-site producer of ammonium sulfate fertilizer as of December 31, 2015. We market and sell ammonium sulfate fertilizer primarily to North American and South American resellers and customers who use the product to grow high-quality crops.

•

Acetone and other intermediate chemicals. We manufacture, market and sell a number of other chemical co-products that are derived from the chemical processes within our integrated supply chain. Most significant is acetone which is used by our customers in the production of adhesives, paints, coatings, solvents, herbicides and other engineered plastic resins. Other intermediate chemicals that we manufacture, market and sell include phenol, alpha-methylstyrene (“AMS”), cyclohexanone, methyl ethyl ketoxime (“MEKO”), cyclohexanol, acetaldehyde oxime, 2-pentanone oxime, sulfuric acid, ammonia and carbon dioxide.

As depicted on the following chart, our manufacturing process is fully backward integrated. We use cumene, a chemical compound produced from benzene and propylene, to manufacture phenol and its co-products, acetone and AMS, at our Frankford plant. The majority of the phenol we manufacture is further processed at our Hopewell facility through an integrated series of unit operations which also consume natural gas and sulfur, to produce caprolactam and its co-product ammonium sulfate. Our caprolactam is then shipped to our Chesterfield plant, where it is polymerized into Nylon 6 resin.

Our integrated manufacturing process, scale and the quantity and range of our co-products make us one of the most efficient manufacturers in our industry. We consistently focus on and invest in improving production yields from our various manufacturing processes to build on our leading cost position. Our global logistics infrastructure supports our commercial mission by ensuring a reliable intraplant supply chain and consistent and timely delivery to our customers while maximizing our distribution resources and our operating efficiency. In addition, we strive to understand the product applications and end-markets into which our products are sold, which helps us upgrade the quality, chemical properties or packaging of our products in ways to attract price premiums and greater demand.

All of our manufacturing plants and operations are located in the United States. We serve approximately 500 customers globally located in more than 40 countries. For the years ended December 31, 2015, 2014 and 2013, we had sales of $1,329.4 million, $1,790.4 million and $1,766.6 million and net income of $63.8 million, $83.9 million and $118.7 million, respectively. For the years ended December 31, 2015, 2014 and 2013, our sales to customers located outside the United States were $355.8 million, $502.3 million and $533.5 million, respectively. For the six months ended June 30, 2016 and 2015, we had sales of $608.2 million and $677.7 million, respectively, of which $128.4 million and $175.6 million were to customers located outside the United States. Net income for the periods was $42.4 million and $28.0 million, respectively.

The following charts illustrate the breakdown of our sales by product category and by region, measured by the destination of each sale, for the year ended December 31, 2015:

Competitive Strengths

Our competitive strengths include the following:

Largest Single-Site Producer of Caprolactam. We operate the world’s largest single-site caprolactam production facility, which is a competitive advantage in our highly fragmented industry. Our scale provides operating leverage and the opportunity to achieve stronger business performance than our competitors in several ways. Most fundamentally, our large scale enables us to spread fixed and overhead costs across more pounds of production, thereby enabling us to produce caprolactam at a lower per pound price than our competitors. In addition, the scale of our operations benefits our procurement activities for raw materials and services. Large scale also helps drive our sales. Our reputation as one of the world’s largest and most reliable producers of caprolactam, Nylon 6 resin, and associated chemical intermediates, encourages potential customers to approach us for security of their supply requirements.

Low Cost Position Driven by Favorable Geographical Location, Integrated Manufacturing Footprint and High Utilization Rates. Our access to lower cost raw materials, backward integrated manufacturing facilities and high plant utilization rates help us maintain our position as the world’s lowest cost producer of caprolactam. First, the location of our manufacturing operations in the United States affords us access to the world’s lowest cost natural gas, which is a key raw material needed to manufacture the ammonia used in the production of caprolactam as well as the source of power for our manufacturing operations. By contrast, a significant number of our competitors are located in other geographic locations where energy prices are substantially higher. Second, we are fully backward integrated into several key feedstock materials necessary to produce caprolactam and Nylon 6 resin, particularly phenol, ammonia and oleum/sulfuric acid, which we believe is distinctive in our industry. Backward integration contributes to higher operating margins by lowering raw material transportation, handling and storage costs. It also enables us to remain flexible, while diversifying and maximizing sales from co-products. Our maintenance excellence and mechanical integrity programs have been in place for several years to support stable and high operating rates. Finally, our long-term customer relationships and contracts enable us to maintain high plant utilization rates, which, along with our large scale, provide significant operating leverage. Many contracts are structured with price formulas to help protect our financial performance from certain raw material price fluctuations.

Global Reach. The global reach of our sales and marketing capabilities enables us to compete everywhere nylon resin, caprolactam and ammonium sulfate are consumed. Our sales, marketing, technical and procurement staff reside in eight countries, and in 2015 approximately 27% of our sales were outside the United States. Our freight and logistics capabilities and terminal locations position us well to serve global markets, including the dock and loading facility at our Hopewell facility which is capable of serving ocean-going freight vessels. Our global reach enables us to arbitrage geographic price variations to ensure we are receiving the highest value for our products.

Technical Know-how, Customer Intimacy and Application Development Capabilities. Our global reach and intimate knowledge of customers and end-market applications for nylon resin combined with our technical know-how enables us to develop specialty nylon resin products that are often valued higher by customers compared to commodity resin products. We have a R&D organization consisting of nearly 50 scientists and engineers with advanced degrees in polymer synthesis, catalysis and chemical and polymer engineering. In June 2015, we expanded our capabilities to test and scale production of copolymer Nylon 6/6.6 resin, used in food packaging films and other applications. In addition to our R&D facility in Colonial Heights, Virginia, we have also invested in an R&D facility located in Shanghai, China that specializes in working with caprolactam and nylon resin customers to develop products for specialty applications. For example, we used the expertise in our Shanghai laboratory to develop a Nylon 6 resin formulation specifically tailored for fishing line and net applications used by commercial fisherman across Southeast Asia.

Diverse Revenue Sources from the Sale of Fertilizer, Acetone and Other Co-products. Due to our specific chemical manufacturing processes, backward integration and scale, we produce ammonium sulfate fertilizer, acetone and a wide range of other chemical co-products that enable us to diversify our revenue sources outside of the caprolactam and nylon resin markets. Most significantly, for every pound of caprolactam, we produce approximately four pounds of ammonium sulfate, a fertilizer used by farmers around the world. For the past two decades we have employed agronomists to educate growers and retailers in the Americas on the yield value of using ammonium sulfate fertilizer on key crops including corn, coffee, sugar and cotton. Sales of ammonium sulfate in 2015 were $338.4 million and represented 25% of our total 2015 sales. Sales of acetone also help us diversify our revenue sources. We are among the most significant suppliers of acetone to a variety of end-markets in North America. Sales of acetone in 2015 were $182.1 million and represented 14% of our total 2015 sales. In addition to fertilizer and acetone, other co-products from our manufacturing process include merchant phenol, AMS, cyclohexanone, cyclohexanol, sulfuric acid, ammonia, MEKO and carbon dioxide. The diversity of our co-product sales mitigates, to some extent, the cyclicality in the caprolactam and nylon resin markets.

Business Strategies

Our business strategies include the following:

Build on Our Low Cost Leadership Position. Through our size, access to low cost raw materials, backward integration and high utilization rates, we intend to continue expanding operating margins by continuing to lower our Nylon 6 resin and caprolactam production costs. Our focus on operational excellence and continuing productivity improvements will be concentrated on the following:

•

selective investments to increase production volume through asset reliability, flexibility and capacity. For example, by investing in intermediate chemical buffer storage capacity, we can continue to produce Nylon 6 resin, caprolactam and ammonium sulfate even when the targeted production units are offline for routine maintenance or when there is an unplanned interruption in production;

•	energy and direct material yield reduction initiatives aimed at increasing plant productivity, lowering costs and improving asset utilization; and
•	further deployment of improved procurement processes, competitive bidding and supplier diversification to reduce raw material costs.

Leverage our R&D Investments and Applications Expertise. Our customers typically buy caprolactam and nylon resin for compounding or extruding with additives and other materials, to increase strength or flexibility or to add color to make the resin more suitable for use in their end products such as textiles, packaging and industrial materials. We intend to leverage our R&D investments, customer intimacy and product applications know-how to develop new formulations of resin products to better serve our customers and increase the value of our resin products portfolio. For example, engineered plastics that utilize Nylon 6 and Nylon 6.6 resin are being increasingly used in automobiles to reduce weight as automobile manufacturers strive to meet stricter fuel efficiency standards. We intend to work with our customers serving this market to develop resin products specifically tailored for these product applications. Likewise, we are working to develop and sell nylon resin products with differentiated characteristics for wire and cable applications and flexible food packaging. Another area of attention for our R&D initiatives will be nylon resin processing technologies that can produce existing types of high value resins at lower costs.

Selective Investments to Produce Higher Value Products. Historically, a significant portion of the Nylon 6 resin we produced was sold as a commodity product and, as a result, was subject to cyclicality. Over the past several years, we have invested in capabilities to increase the value of our product portfolio. For example, we recently announced the installation of a new production line at our Chesterfield facility that is capable of producing multiple grades of higher value Nylon 6 resin as well as copolymer Nylon 6/6.6 resin, both of which are used in engineered plastics for the automotive industry, films for food packaging, as well as other higher value applications. Similarly, we will explore other investments that will enable us to produce higher value co-products that meet the exacting specifications of customers in certain high value industries.

Pursue a Highly Selective Acquisition Strategy. We expect to seek strategic acquisitions and alliances to supplement our organic sales by broadening our customer base, expanding our geographic reach and developing our technology and product portfolios. For example, we intend to evaluate the potential acquisition of, on a select basis, businesses that would enable us to produce higher value resin products, including copolymers, or would improve our access to certain geographic regions. With respect to higher value resin products, we will seek potential acquisition targets that offer specialized compounding or extruding capabilities in areas such as engineered plastics for automotive products or multilayer film technologies for packaging.

Use of Toll Manufacturers to Produce Higher Margin AdvanSix-Developed Specialty Products. We are adept at using our technical know-how and customer intimacy to develop products that blend our nylon resin with other types of nylon and non-nylon resin products and additives to produce higher value products. Where we do not have the in-house manufacturing capabilities to produce these products, we intend to contract with third-party compounders to toll manufacture for us. By utilizing third-party toll manufacturing arrangements to either divert nylon resin away from more commoditized end-markets or expand the geographic end-markets available to us, we intend to increase sales and expand our operating margins.

Industry Overview

Nylon Resins and Caprolactam. According to PCI Nylon, the global demand for Nylon 6 resin as of December 31, 2015 was approximately 5,020 kMT, spanning a variety of end-uses such as engineered automotive plastics, carpets, textiles, industrial filament and food and industrial films. The market growth typically tracks global growth but varies by end-use. Some of these end-markets, such as engineered automotive plastics, are experiencing increased demand due to trends in light weighting to meet stricter fuel efficiency standards. We expect this trend of increasing demand to continue as our customers find new uses for Nylon 6 resin, both within existing and new end-markets.

Generally, prices for Nylon 6 resin and caprolactam reflect supply and demand as well as the value of the basic raw materials used in the production of caprolactam, primarily benzene, and, depending on the manufacturing process utilized, natural gas and sulfur. The price of benzene is a key driver of caprolactam prices because it is the common chemical compound used in the petrochemical derivatives, such as phenol and cyclohexane, which are the key feedstock materials for caprolactam depending on a given plant’s manufacturing technology. As a result, the global prices for caprolactam are typically set as a spread over the price of benzene. Generally, Nylon 6 resin prices track the cyclicality of caprolactam prices, although, to the extent Nylon 6 resin producers are able to manufacture specialized nylon resin products, prices set above the spread are achievable.

The global market for Nylon 6 resin and caprolactam has undergone significant change in the past five years as Chinese manufacturers have entered the market and increased global supply at a time when demand has remained relatively stable. As a result of the increased capacity and competitive intensity, the margins for Nylon 6 resin and caprolactam have declined in recent years to historic lows.

Ammonium Sulfate and Other Chemical Intermediates. Our ammonium sulfate fertilizer products are primarily sold in North and South America. Ammonium sulfate is used as a nitrogen fertilizer on key crops that benefit from sulfur micronutrients and, as of December 31, 2015, accounts for approximately 4% of the global market for nitrogen fertilizer. Urea is one global price driver for all nitrogen fertilizers, including ammonium sulfate, and urea pricing has been under pressure recently due to the loosening of Chinese government export policies and the growth of both Chinese and broader global production capacity. A second global price driver for ammonium sulfate fertilizer is the price of future deliveries of crops, including corn, wheat and coffee, which are impacted by general trends in the agricultural industry.

Our chemical intermediates are used as key inputs for a variety of end-market products including construction materials, paints and coatings, packaging and consumer applications. The prices for our chemical intermediates generally correlate to the prices of their underlying raw materials.

Competition

Competition across all of our product offerings is based on a variety of factors such as price, reliability of supply, product innovation and quality. Other competitive factors include breadth of product line, R&D efforts and technical and managerial capability. While our competitive position varies among our products, we believe we are a significant competitor in each of our major product classes. The global market for Nylon 6 resin and caprolactam is highly fragmented, and we compete with integrated manufacturers, such as BASF Corporation, Sinopec Limited, DOMO Chemicals GmbH, LANXESS AG and Ube Industries, Ltd., which also manufacture many of the same co-products as us. We also compete with manufacturers that only produce polymer resins, such as Li Peng Enterprise Co. Ltd. and Zig Sheng Industrial Co., Ltd. Regarding our co-products, we also compete with synthetic manufacturers of agricultural fertilizers, such as Pasadena Commodities International, and phenol producers, such as Ineos Capital Limited. A number of our products are sold in a market with many competitors, some of which have substantial financial resources and significant technological capabilities. Additionally, our competitors include companies that have global operations as well as those operating only within specific geographic regions.

Product Overview

Nylon 6 Resin

We manufacture our Nylon 6 resin in our Chesterfield plant. As of December 31, 2015, we had the capacity to produce approximately 440 million pounds of Nylon 6 resin per year. We sell our Nylon 6 resin globally, primarily under the Aegis® brand name. In addition, we use our Nylon 6 resin to produce nylon films at a facility located in Pottsville, Pennsylvania, which we primarily sell to our customers under the Capran® brand name. In 2015, our Nylon 6 resin products generated $359.8 million of sales. In 2015, 2014 and 2013, Nylon 6 sales were 27%, 25% and 25% of our total sales, respectively.

In June 2015, we expanded our capabilities at our Chesterfield facility to test and scale-up production of various copolymer resins, including Nylon 6/6.6 resin, that can be tailored to our customers’ requirements. As of December 31, 2015, the Chesterfield facility is the only manufacturing site in North America to produce Nylon 6/6.6 resin with a high Nylon 6 content. Copolymer resins are used in product applications requiring higher levels of processing, melting points and strengths such as food packaging films and engineering plastics.

Caprolactam

We produce caprolactam, the key monomer used in the production of Nylon 6 resin, at our Hopewell plant using phenol we produce at our Frankford plant and sulfur and natural gas we obtain from third-party suppliers. In 2015, caprolactam generated $237.9 million of sales. In 2015, 2014 and 2013, caprolactam sales were 18%, 21% and 21% of our total sales, respectively.

Ammonium Sulfate

Ammonium sulfate fertilizer is a co-product of the integrated caprolactam manufacturing process. For each pound of caprolactam that we manufacture we produce approximately four pounds of ammonium sulfate. Our competitors in the caprolactam market typically produce only approximately two pounds or less of ammonium sulfate for each pound of caprolactam. In 2015, we had an annual production capacity of approximately 3,300 million pounds of ammonium sulfate. We sell ammonium sulfate under the brand name Sulf-N®. In 2015, our ammonium sulfate products generated $338.4 million of sales. In 2015, 2014 and 2013, ammonium sulfate sales were 25%, 20% and 22% of our total sales, respectively.

Chemical Intermediates

We produce and sell our chemical intermediates to a range of customers for use in many different types of end-products. In 2015, our chemical intermediates products generated $393.2 million of sales, of which $301.5 million, or 77%, came from sales of phenol, acetone and AMS, and $91.7 million, or 23%, came from sales of our other chemical intermediates. In 2015, 2014 and 2013, chemical intermediate sales were 30%, 34% and 32% of our total sales, respectively.

Our Frankford plant has an annual production capacity of approximately 680 million pounds of acetone, as of December 31, 2015. All of our acetone is sold to customers for use in end-products such as adhesives, paints, coatings, solvents, herbicides and other engineered plastic resins. Acetone is also used by our customers as a key raw material in the production of a variety of other chemicals.

Phenol is a key chemical intermediate of caprolactam, and we produce all of the phenol we use in our caprolactam manufacturing process at our Frankford plant. As of December 31, 2015, we had an annual production capacity of approximately 1,100 million pounds of phenol, approximately 75% of which is typically used in our production of caprolactam and other co-products in Hopewell, and approximately 25% of which we sell to customers for use in their product applications. Our customers use phenol to produce a variety of end-products such as resins, epoxies and bisphenolA.

We also produce and sell AMS, MEKO, cyclohexanone, cyclohexanol, acetaldehyde oxime and 2-pentanone oxime. We use some of these products in our manufacturing process and also sell them to customers for use in end-products such as resins, inks, paints, coatings and agricultural chemical intermediates and detergents.

Raw Materials

The primary raw material used in our manufacturing process is cumene, which is produced from benzene and propylene by our suppliers. We purchase from a number of suppliers to ensure security of supply and optimal terms for this key raw material. Other important raw materials we use in our manufacturing process are sulfur and natural gas, which we use to produce caprolactam. We purchase sulfur and natural gas from a diverse set of suppliers.

Historically, we have not experienced any problems renewing contracts with our suppliers or obtaining sufficient quantities of cumene, sulfur, natural gas or any of our other key raw materials. Global supply and demand can significantly impact the price of our key raw materials and historically prices have been cyclical. We continually seek to reduce costs of key raw materials and do not foresee any material constraints in the near term resulting from pricing or availability.

Sales, Marketing and Distribution

We have a global sales force with long-standing relationships with our customers and deep expertise with our products, product applications and end-markets. We predominantly sell directly to our customers, primarily under contracts but also through spot transactions under purchase orders.

All of our products are supported by our global logistics capability that we employ to ensure reliable and timely delivery to our customers while maximizing distribution resources and efficiency.

Customers

Globally, we serve approximately 500 customers in a wide variety of industries. In 2015, our ten largest customers accounted for approximately 40% of our total sales. Our largest customer is Shaw Industries Group, Inc., one of the world’s largest consumers of caprolactam and Nylon 6 resin. In 2015, 2014 and 2013, our sales to Shaw were 16%, 19% and 17%, respectively, of our total sales. We sell Nylon 6 resin and caprolactam to Shaw under a long-term contract. We typically sell to our other customers under short-term contracts, with one- to two-year terms, or by purchase orders. We generally experience low customer turnover.

Seasonality

Except for our ammonium sulfate fertilizer products, which are influenced by seasonal growing patterns in North and South America, sales of most of our products are subject to minimal or no seasonality. Due to the ammonium fertilizer sales cycle, we occasionally build up higher inventory balances because the production volumes are tied to caprolactam production, not seasonal demand for fertilizers.

Research and Development; Intellectual Property

We believe success in our industry is driven by technological strength and innovation. Our R&D activities focus equally on improving our chemical manufacturing processes to increase efficiency, capacity and productivity and lower costs and innovating for new product applications.

We benefit from numerous patents and trademarks that we own. We sell our Nylon 6 resin under the Aegis® brand name, our nylon films under the Capran® brand name and our ammonium sulfate fertilizer under the Sulf-N® brand name. Chemical intermediates are also sold under the brand names of Nadone®, Naxol® and EZ-Blox™. We also benefit from technology covered by trade secrets, including know-how and other proprietary information relating to many of our products, processes and technologies. We do not consider any individual patent, trademark or any licensing or distribution rights related to a specific process or product to be of material importance in relation to our total business. In our judgment, our intellectual property rights are adequate for the conduct of our business. We intend to continue taking steps as necessary to protect our intellectual property, including, when appropriate, filing patent applications for inventions that are deemed important to our business.

We conduct R&D at technology centers, employing approximately 50 researchers. We use space at Honeywell’s technology centers in the United States in Colonial Heights, Virginia and in Shanghai, China. For the years ended December 31, 2015, 2014 and 2013, our R&D expenses were approximately $12.5 million, $12.4 million and $11.5 million, respectively.

Employees

As of December 31, 2015, we employ approximately 1,100 people, of which approximately 400 are salaried employees and approximately 700 are hourly employees. Approximately 700 of our employees are covered under collective bargaining agreements that expire between 2017 and 2019. We have had no strikes or work stoppages during the last five years. We believe that our employee relations are generally good.

Regulation and Environmental Matters

We are subject to various federal, state, local and foreign government requirements regarding protection of human health and the environment. Compliance with these laws and regulations results in higher capital expenditures and costs. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with our business. Some risk of environmental damage is, however, inherent in some of our operations and products, as it is with other companies engaged in similar businesses.

We are and have been engaged in the handling, manufacture, use and disposal of many substances classified as hazardous by one or more regulatory agencies. It is possible that future knowledge or other developments, such as improved capability to detect substances in the environment or increasingly strict environmental laws and standards and enforcement policies, could bring into question our current or past handling, manufacture, use or disposal of these substances.

Among other environmental laws and regulations, we are subject to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or the “Federal Superfund law”), the Resource Conservation and Recovery Act (“RCRA”) and similar state, foreign and global laws for management and remediation of hazardous materials, the Clean Air Act (“CAA”) and the Clean Water Act, for protection of air and water resources, the TSCA, for regulation of chemicals in commerce and reporting of potential known adverse effects, and numerous other federal, state, local and foreign laws and regulations governing materials transport and packaging, under which we may be designated as a potentially responsible party that may be liable for cleanup costs associated with current operating sites and various hazardous waste sites.

In July 2013, a consent decree was finalized among the United States, the Commonwealth of Virginia and AdvanSix regarding alleged violations of the CAA and the air operating permit at our manufacturing facility in Hopewell, Virginia. In the consent decree, we agreed to pay a civil penalty of $3 million and, among other things, install certain pollution control and other equipment in accordance with a schedule ending in 2019. In October 2015, a consent order was finalized between the Virginia Water Control Board and AdvanSix regarding alleged violations of Hopewell’s Virginia Pollutant Discharge Elimination System permit and other discharge requirements. In the consent order, we agreed to pay a civil penalty of $300,000 and, among other things, take corrective action with respect to process sewers and sumps at our Hopewell facility in accordance with a schedule ending in 2018.

Our business may be impacted by pending climate change legislation, regulation or international treaties or accords in the foreseeable future. We will continue to monitor emerging developments in this area.

See “Risk Factors—We are subject to extensive environmental, health and safety laws and regulations that may result in unanticipated loss or liability, which could adversely affect our business, financial condition and results of operations.”

Our accounting policy for environmental expenditures is discussed in “Note 2—Summary of Significant Accounting Policies” to the audited Combined Financial Statements included elsewhere in this Information Statement. We continuously seek to improve our environment, health and safety performance. We have expended funds to comply with environmental laws and regulations and expect to continue to do so in the future.

Our Frankford and Hopewell facilities are regulated facilities under CFATS and the MTSA due to the nature of our operations and the proximity of the facilities to the adjacent waterways. As a result, we are required to comply with numerous regulations administered by the Department of Homeland Security, including the development and implementation of compliant security procedures and protocols. Additionally, sales of acetone, which is a List II Chemical under the TSCA, are regulated by the Drug Enforcement Act. This classification subjects us to audits by the Drug Enforcement Administration and ongoing restrictions on our sales activities with respect to acetone.

Legal and Regulatory Proceedings

We may, from time to time, be involved in litigation arising from our operations in the normal course of business or otherwise.

Antidumping Actions

On April 29, 2009, MOFCOM initiated an antidumping investigation on imports of Nylon 6 resin into China from the United States. On April 22, 2010, MOFCOM issued a final determination imposing a definitive antidumping duty of 36.2%. The measure was to remain in effect for five years from April 22, 2010. On April 22, 2016, MOFCOM extended the duties for an additional five-year period.

On April 22, 2010, MOFCOM initiated an antidumping investigation on imports of caprolactam into China from the United States. On October 18, 2011, MOFCOM issued a final determination imposing a definitive antidumping duty of 3.6%. The measure was to remain in effect for five years from October 22, 2011. MOFCOM is expected to issue a notice to the Chinese domestic industry providing an opportunity to request an expiry review to extend the duties for an additional five-year period.

On August 12, 2014, the Mexican government initiated an antidumping investigation on imports of ammonium sulfate into Mexico from the United States. On October 9, 2015, the Mexican government issued a final determination imposing a definitive antidumping duty of $0.0759 per kilogram, effective October 10, 2015. On November 6, 2015, Honeywell filed an appeal to a bi-national panel under the North American Free Trade Agreement.

Properties

We will lease our corporate headquarters, which we expect will be located in Parsippany, NJ. We also own three production facilities located in Frankford, Pennsylvania, Chesterfield, Virginia and Hopewell, Virginia. In addition, we use space at Honeywell’s production facility in Pottsville, Pennsylvania and technology centers for R&D in Colonial Heights, Virginia and Shanghai, China. Honeywell uses space in our Chesterfield, Virginia manufacturing site. We intend to enter into one or more site sharing and services agreements or transition agreements with Honeywell under which we and Honeywell will allow each other to use certain shared R&D facilities and manufacturing sites for specified fees. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Ongoing Commercial Agreements”.

We consider the manufacturing facilities and technology centers and the other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. Our manufacturing facilities are maintained through ongoing capital investments, regular maintenance and equipment upgrades. We believe our facilities are adequate for our current operations.

Other Information

We are a Delaware corporation that was incorporated on May 4, 2016. Our principal executive offices are located at 115 Tabor Road, Morris Plains, NJ 07950. Our telephone number is (973) 455-2000. Our website address is www.advan6.com. Information contained on, or connected to, our website or Honeywell’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

Business Trends

We produce and sell our Nylon 6 resin and caprolactam as commodity products and also produce and sell our Nylon 6 resin as a specialized resin product. The production of these products is capital intensive, requiring ongoing investments in improving plant reliability, expanding production capacity and achieving higher quality in our resin products. Our results of operations are primarily driven by production volume and the spread between the prices of our products and the costs of the underlying raw materials built into the market-based pricing model we use for most of our products. The global prices for nylon resin are typically set as a spread over the price of caprolactam, which in turn is set as a spread over benzene because cumene and other petrochemicals derived from benzene are the key feedstock material for caprolactam. This price spread has historically experienced cyclicality as a result of global changes in supply and demand. Generally, Nylon 6 resin prices track the cyclicality of caprolactam prices, although prices set above the spread are achievable when nylon resin manufacturers, like AdvanSix, are able to formulate and produce specialized nylon resin products. Our specialized Nylon 6 products and copolymer resin products are typically valued at a higher level than commodity resin products.

Since 2011, commodity resin prices have experienced a cyclical period of downturn as the global market has experienced large increases in supply without a commensurate increase in demand. Most of this supply increase has come from Chinese manufacturers entering the market, although many of our other competitors have also announced recent increases in production capacity. As a result, our margins for Nylon 6 resin and caprolactam have declined in recent years to historic lows. We believe that, in addition to the anticipated upswing that has historically followed periods of oversupply and declining prices, certain trends in the Nylon 6 resin industry are beginning to bolster an increase in demand. Certain end markets that we serve, such as the automotive and electronic components industry, have recently increased demand for Nylon 6 resin by finding new uses for this material in a range of components. Additionally, one of our strategies is to continue developing specialty resin and copolymer products that will obtain higher margins.

Our ammonium sulfate is used by customers as a nitrogen-based fertilizer. Global prices for ammonium sulfate fertilizer are influenced by the price of urea, which is the most widely used source of nitrogen-based fertilizer in the world. Urea pricing has been under pressure recently due to the loosening of urea export restrictions by the Chinese government and the growth of both Chinese and broader global production capacity. A secondary global price driver for ammonium sulfate fertilizer is the price of future deliveries of crops, including corn, wheat and coffee, which are impacted by general trends in the agricultural industry.

We produce ammonium sulfate fertilizer as part of our manufacturing process continuously throughout the year, but sales experience quarterly cyclicality based on the timing and length of the growing seasons in North and South America. See “Business—Seasonality” for more information on the cyclicality of ammonium sulfate fertilizer sales.

The sales we derive from all of our products are impacted by scheduled and unplanned plant outages. We seek to run our production facilities on a nearly continuous basis for maximum efficiency and several of our intermediate products are key feedstock materials for other products in our integrated manufacturing chain. From time to time, we schedule outages to conduct routine and major maintenance at our facilities. In addition, we may experience unplanned interruptions. See “Risk Factors—Any significant unplanned downtime or material disruption at one of our production facilities or logistics operations may adversely affect our business, financial condition and results of operations, and the age of our manufacturing facilities increases the risk for unplanned downtime, which may be significant” for more information. When either scheduled or unplanned outages occur, our results of operations are affected.

Basis of Presentation

The accompanying historical Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These financial statements reflect the combined historical results of operations, financial position and cash flows of the AdvanSix Business, as they were historically managed in conformity with accounting principles generally accepted in the United States. Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from Honeywell, including changes in the financing, cash management, operations, cost structure and personnel needs of our business.

In the second quarter of 2016, Honeywell decided to include an additional product line, within the nylon resins product category, in the AdvanSix Business. This has been accounted for as a change in reporting entity and therefore, we have retroactively reflected the historical carrying values and the related activities of this product line in all periods within our historical Combined Financial Statements including related allocations. Subsequent to the preliminary filing with the Securities and Exchange Commission of the Registration Statement on Form 10, of which this Information Statement forms a part, which included our Combined Financial Statements, management determined that it had incorrectly accounted for certain revenue transactions. The Combined Statements of Operations and Combined Balance Sheets for the periods presented, specifically 2014 and 2015, have been corrected to reflect the immaterial revisions to revenue. For additional information, see “Note 1—Organization, Operations and Basis of Presentation” in the Notes accompanying the historical audited Combined Financial Statements included elsewhere in this Information Statement.

Our historical Combined Financial Statements include certain expenses of Honeywell which were allocated to us for certain functions, including legal, accounting, information technology, human resources and other infrastructure support. The cost of these services has been allocated to us on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. We consider these allocations to be a reasonable reflection of the benefits we received for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future, and may differ substantially from the allocations we will agree to in the various separation agreements described under “Certain Relationships and Related Party Transactions”.

Subsequent to the completion of the Spin-Off, we expect to incur expenditures consisting of employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Recurring stand-alone costs include establishing the internal audit, treasury, investor relations, tax and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company including listing fees, compensation of non-employee directors, related board of director fees and other fees and expenses related to insurance, legal and external audit. Recurring stand-alone costs that differ from historical allocations may have an impact on profitability and operating cash flows but we believe the impact will not be significant. As a stand-alone public company, we do not expect our recurring stand-alone corporate costs to be materially higher than the expenses historically allocated to us from Honeywell. We believe our cash flow from operations will be sufficient to fund our corporate expenses.

Certain of our eligible hourly and salaried employees participate in a defined benefit pension plan sponsored by Honeywell. When we become a stand-alone, independent entity, these employees will remain entitled to the benefits under the existing Honeywell plan accrued prior to the Spin-Off, and for certain eligible employees, we intend to sponsor a defined benefit pension plan with terms and benefits consistent with the existing Honeywell plans. The plan liabilities of our employees accrued prior to the Spin-Off will remain at Honeywell. As a result, we do not record an asset or liability to recognize the funded status of these existing plans in our historical Combined Financial Statements included elsewhere in this Information Statement. The pension expense related to the participation of our employees in the existing Honeywell plan for the years ended December 31, 2015, 2014 and 2013 was $10.2 million, $9.2 million and $9.6 million, respectively. These costs are reported in “cost of goods sold” and in “selling, general and administrative expenses” in our historical Combined Financial Statements included elsewhere in this Information Statement, depending on the functions of the employees to whom the pension costs relate. As of the completion of the Spin-Off, we will assume pension liabilities for the eligible AdvanSix employees under the defined benefit pension plan that we intend to sponsor which will be paid by us at a future time.

We intend to incur indebtedness in the aggregate principal amount of approximately $270 million in the form of term loans, the net proceeds of which will be distributed to Honeywell substantially concurrent with the consummation of the Spin-Off. We also intend to enter into a $155 million revolving facility to be available for our working capital and other cash needs, and we intend to draw on this facility in the amount of $40 million, before fees, substantially concurrent with consummation of the Spin-Off. See “Liquidity and Capital Resources” for more information on our capitalization plan.

We will assume all environmental, health and safety (“EHS”) liabilities and compliance obligations related to the past and future operation of our business as currently conducted, as well as all EHS liabilities associated with our three current manufacturing locations, including any EHS liabilities under governmental cleanup programs or related to any past contamination or conditions at such properties. Honeywell will retain all EHS other liabilities related to former business locations or the operation of our former businesses. Although we have ongoing environmental remedial obligations at certain of our facilities, in the past three years, our remediation costs have not been material, and we do not expect our remediation costs to address known obligations to be material for 2016. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”.

Consolidated Results of Operations for the Three and Six Months Ended June 30, 2016 and 2015

(Dollars in thousands)

Sales

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net sales	$308,418	$367,441	$608,248	$677,670
% change compared with prior period	(16.1)%		(10.2)%

The change in sales compared to the prior year period is attributable to the following:

	Three Months	Year to Date
Volume	(3.1)%	5.2%
Price	(12.5)%	(15.7)%
Other	(0.5)%	0.3%

	(16.1)%	(10.2)%

Three Months Ended June 30, 2016 compared with Three Months Ended June 30, 2015

Sales decreased for the three months ended June 30, 2016 compared to the prior period by $59.0 million or approximately 16.1%, primarily driven by lower prices of the raw materials used to manufacture our intermediate chemicals, caprolactam and resins (approximately 10.7% unfavorable impact). In our industry, prices for the end products are usually based on a spread over the raw material prices. As the price of cumene, which is a key feedstock material for our products, dropped significantly period over period, the corresponding sales also dropped. The decrease was also driven by (i) lower ammonium sulfate and caprolactam volume driven by planned plant outages in the three months ended June 30, 2016 compared to the same period in the prior year (approximately 8.9% unfavorable impact) and (ii) the impact of increased imports to the United States on ammonium sulfate fertilizer pricing (approximately 1.8% unfavorable impact). The revenue decrease was partially offset by higher volumes in the chemical intermediates and resins products driven by improved plant production and resin capacity expansion (approximately 5.7% favorable impact) compared to the same period in the prior year.

Six Months Ended June 30, 2016 compared with Six Months Ended June 30, 2015

Sales decreased for the six months ended June 30, 2016 compared to the prior period by $69.4 million or approximately 10.2% primarily driven by (i) lower prices of the raw materials used to manufacture our intermediate chemicals, caprolactam and resins and pricing pressure in these end-markets (approximately 13.6% unfavorable impact), (ii) the impact of increased imports to the U.S. markets on ammonium sulfate fertilizer pricing (approximately 2.1% unfavorable impact) and (iii) lower ammonium sulfate and caprolactam volume driven by planned plant outages in the second quarter (approximately 2.1% unfavorable impact). The revenue decrease was partially offset by volume improvement across our resin and intermediate chemical product lines driven by improved plant performance (approximately 7.4% favorable impact) related to the absence of unplanned plant outages in the six months ended June 30, 2016 as compared to the same period in the prior year.

Cost of Goods Sold

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Cost of goods sold	$273,820	$315,527	$519,379	$610,210
% change compared with prior period	(13.2)%		(14.9)%
Gross Margin percentage	11.2%	14.1%	14.6%	10.0%

Three Months Ended June 30, 2016 compared with Three Months Ended June 30, 2015

Cost of goods sold decreased in the three months ended June 30, 2016 compared to the same period in the prior year by $41.7 million or approximately 13.2% primarily due to (i) a drop in the raw material prices, particularly natural gas and cumene (approximately 11.7% favorable impact), (ii) lower sales volume (approximately 2.5% favorable impact) and (iii) lower freight and distribution costs (approximately 0.9% favorable impact) partially offset by increased plant fixed costs driven by a broadened scope of planned outage work compared to the same period in the prior year (approximately 2.4% unfavorable impact).

Gross margin percentage decreased by 2.9% in the three months ended June 30, 2016 compared to the same period in the prior year primarily due to the net impact of declining market pricing offset by raw material pricing (approximately 2.5% unfavorable impact) and impact of planned plant costs (0.4% unfavorable impact).

Six Months Ended June 30, 2016 compared with Six Months Ended June 30, 2015

Cost of goods sold decreased in the six months ended June 30, 2016 compared to the same period in the prior year by $90.8 million or approximately 14.9% primarily due to (i) a drop in raw materials prices, particularly cumene and natural gas (approximately 12.8% favorable impact), (ii) the termination of a long-term supply agreement in the first quarter (approximately 2.5% favorable impact), (iii) improved plant operating performance in the first half of 2016 as compared to the same period in the same period in the prior year (approximately 2.2% favorable impact) and (iv) lower freight and distribution costs (0.8% favorable impact) partially offset by the impact of higher sales volume (approximately 4.1% unfavorable impact).

Gross margin percentage increased by 4.6% in the six months ended June 30, 2016 compared to the same period in the prior year primarily due to improved plant operating performance (approximately 6.5% favorable impact), the benefits from the termination of a long-term supply agreement in the first quarter (approximately 2.3% favorable impact) partially offset by the net impact of pricing over raw material costs (approximately 4.2% unfavorable impact).

Selling, General and Administrative Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Selling, general and administrative expense	$10,876	$13,208	$22,254	$24,594
Percent of sales	3.5%	3.6%	3.7%	3.6%

Selling, general and administrative expense decreased by $2.3 million in the three and six months ended June 30, 2016 compared to the prior period primarily driven by a decrease in costs that are allocated on the basis of sales.

Tax Expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Tax expense	$9,213	$14,293	$25,370	$16,038
Effective tax rate	38.0%	36.4%	37.4%	36.4%

Three Months Ended June 30, 2016 compared with Three Months Ended June 30, 2015

The effective tax rate increased by 1.6 percent in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 primarily due to decreased tax benefits from manufacturing incentives.

Six Months Ended June 30, 2016 compared with Six Months Ended June 30, 2015

The effective tax rate increased by 1.0 percent in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily due to a gain recognized in the first quarter related to the termination of a long-term supply agreement that was taxed at a higher rate than the estimated annual effective tax rate and decreased tax benefits from manufacturing incentives.

The effective tax rates for all periods presented were higher than the U.S. federal statutory rate of 35% due to state taxes, partially offset by tax benefits from manufacturing incentives.

Net Income

As a result of the factors described above, our net income was $15.0 million and $42.4 million for the three and six months ended June 30, 2016, respectively, as compared to $25.0 million and $28.0 million in the corresponding prior year periods.

Consolidated Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

(Dollars in thousands)

Sales

	2015	2014	2013
Sales	$1,329,409	$1,790,372	$1,766,586
% change compared with prior period	(25.7)%	1.3%

The change in sales is attributable to the following:

	2015 versus 2014	2014 versus 2013
Volume	(2.5)%	3.7%
Price	(23.2)%	(2.4)%
	(25.7)%	1.3%

2015 compared with 2014

Sales decreased in 2015 compared with 2014 by $461.0 million or approximately 25.7% primarily driven by lower prices of the raw materials used to manufacture our intermediate chemicals,

caprolactam and polymer resins (approximately 23.2% unfavorable impact). In this industry, prices for the end products are usually based on a spread over the raw material prices. As the price of cumene, which is a key feedstock material for our products, dropped significantly year over year, the corresponding sales also dropped. A secondary driver of this decrease was unplanned plant outages (approximately 2.5% unfavorable impact).

2014 compared with 2013

Sales increased in 2014 compared to 2013 by $23.8 million or approximately 1.3%. This was driven by increased sales volume of ammonium sulfate fertilizer products in 2014 due to higher ammonium sulfate fertilizer inventory balances at the end of 2013 (approximately 2.5% favorable impact) and higher plant production rates for intermediates chemicals (approximately 1.2% favorable impact). Sales were impacted by lower pricing in ammonium sulfate fertilizer products (approximately 4.3% unfavorable impact) partially offset by higher pricing primarily in the caprolactam and resins products (approximately 1.9% favorable impact).

Cost of Goods Sold

	2015	2014	2013
Cost of goods sold	$1,179,651	$1,607,028	$1,530,705
% change compared with prior period	(26.6)%	5.0%
Gross margin percentage	11.3%	10.2%	13.4%

2015 compared with 2014

Cost of goods sold decreased in 2015 compared with 2014 by $427.4 million or approximately 26.6% primarily due to a drop in raw materials prices, particularly cumene and natural gas (approximately 25.5% impact), and lower sales volume due to unplanned plant outages (approximately 1.1% impact).

Gross margin percentage increased in 2015 compared with 2014 by 1.0% primarily due to the net impact of pricing over raw material costs (approximately 1.8% favorable impact) offset by unfavorable production volumes (approximately 0.8% unfavorable impact).

2014 compared with 2013

Cost of goods sold increased in 2014 compared with 2013 by $76.3 million or approximately 5.0% primarily due to higher costs of natural gas and cumene (approximately 4.0% unfavorable impact) and higher utility and maintenance costs (approximately 1.0% unfavorable impact).

Gross margin percentage decreased in 2014 compared with 2013 by approximately 3.1% primarily due to a drop in ammonium sulfate fertilizer prices compounded by higher raw materials costs (approximately 6.0% unfavorable net impact), offset by improved production volumes (approximately 2.8% favorable impact).

Selling, General and Administrative Expenses

	2015	2014	2013
Selling, general and administrative expense	$52,398	$53,931	$53,416
% of sales	3.9%	3.0%	3.0%

Changes in the selling, general and administrative expenses were not material in 2015 compared with 2014 or 2014 compared with 2013.

Tax Expense

	2015	2014	2013
Income taxes	$36,461	$48,189	$65,547
Effective tax rate	36.4%	36.5%	35.6%

Changes in the tax rate were not material in 2015 compared with 2014 or 2014 compared with 2013.

For discussion of income taxes and the effective income tax rate, see “Note 4—Income Taxes” in the Notes accompanying the audited Combined Financial Statements included elsewhere in this Information Statement.

The effective income tax rates for 2015, 2014 and 2013 are higher than the U.S. Federal statutory rate of 35.0% primarily due to state taxes, partially offset by U.S. manufacturing incentives.

Net Income

2015 compared with 2014

As a result of the factors described above, our net income was $63.8 million in 2015, as compared to $83.9 million in 2014.

2014 compared with 2013

As a result of the factors described above, our net income was $83.9 million in 2014, as compared to $118.7 million in 2013.

Liquidity and Capital Resources

Liquidity

Current Liquidity

Our cash flows from operations have been distributed to Honeywell on a periodic basis, and we have historically relied on Honeywell to fund our cash requirements. We believe that cash balances, together with a portion of the cash proceeds from the indebtedness we intend to incur in connection with the Spin-Off, and operating cash flows will provide adequate funds to support our current annual operating plan.

Our principal source of liquidity is our cash flows generated from operating activities, which provides us with the ability to meet the majority of our short-term funding requirements. Our operating cash flows are affected by capital requirements, production volume (which is impacted by scheduled and unplanned plant outages), the prices of our raw materials and general economic and industry trends.

We monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any one of these entities.

Future Liquidity

On a recurring basis, our primary future cash needs will be centered on operating activities, working capital, capital expenditures and environmental compliance costs, strategic acquisitions, employee benefit obligations and interest payments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Following the Spin-Off, our capital structure and sources of liquidity will change significantly from our historical capital structure and sources of liquidity. We will no longer participate in cash management and funding arrangements with Honeywell. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations and access to credit and capital markets. We believe that our future cash from operations, together with our access to funds on hand and credit and capital markets, will provide adequate resources to fund our operating and financing needs.

We will assume all EHS liabilities and compliance obligations related to the past and future operations of our business, as well as all EHS liabilities associated with our three current manufacturing locations and the other locations used in our current operations, including any cleanup or other liabilities related to any contamination that may have occurred at such properties in the past. Honeywell will retain all EHS liabilities related to former business locations or the operation of our former businesses. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell—Separation and Distribution Agreement”. Although we have ongoing environmental remedial obligations at certain of our facilities, in the past three years, our remediation costs have not been material, and we do not expect our remediation costs to address known obligations to be material for 2016.

We intend to incur indebtedness in the aggregate principal amount of approximately $270 million in the form of term loans, the net proceeds of which will be distributed to Honeywell substantially concurrent with the consummation of the Spin-Off. We also intend to enter into a $155 million revolving facility to be available for our working capital and other cash needs, and we intend to draw on this facility in the amount of $40 million, before fees, substantially concurrent with the Spin-Off. We will require cash to fund interest payments in respect of this indebtedness and borrowings under the revolving credit facility.

We expect that our primary cash requirements in 2016 will primarily be to fund costs associated with planned plant outages and capital expenditures. See “—Capital Expenditures” for more information.

Cash Flow Summary for the Six Months Ended June 30, 2016 and 2015

Our cash flows from operating, investing and financing activities for the six months ended June 30, 2016 and 2015, as reflected in the unaudited Combined Financial Statements included elsewhere in this Information Statement, are summarized as follows:

	Six Months Ended June 30,
	2016	2015
Cash provided by (used for):
Operating activities	$41,853	$46,427
Investing activities	(39,620)	(45,598)
Financing activities	(2,233)	(829)

Net decrease in cash and cash equivalents	$—	$—

Cash provided by operating activities decreased by $4.6 million primarily due to (1) a $25.7 million unfavorable impact from working capital and (2) a $13.8 million increase in other assets and liabilities primarily driven by an increase in non-current assets associated with our Hopewell facility, partially offset by a $14.4 million increase in net income and a $19.7 million increase in deferred income taxes.

Cash used for investing activities decreased by $6.0 million due to a decrease in capital expenditures of $6.0 million.

Cash used for financing activities increased by $1.4 million primarily due to an increase in invested equity of $1.6 million.

Cash Flow Summary for the Years Ended December 31, 2015, 2014 and 2013

Our cash flows from operating, investing and financing activities for the years ended December 31, 2015, 2014 and 2013, as reflected in the audited Combined Financial Statements included elsewhere in this Information Statement, are summarized as follows:

	Years Ended December 31,
	2015	2014	2013
(Dollars in thousands)
Cash provided by (used for):
Operating activities	$101,536	$188,424	$119,995
Investing activities	(98,230)	(102,200)	(74,338)
Financing activities	(3,306)	(86,224)	(45,657)

Net increase in cash and cash equivalents	$—	$—	$—

2015 compared with 2014

Cash provided by operating activities decreased by $86.9 million primarily due to (1) a $35.7 million decrease in customer advances driven by timing (see “Note 2—Summary of Significant Accounting Policies” in the Notes accompanying the audited Combined Financial Statements included elsewhere in this Information Statement), (2) a $22.2 million unfavorable impact from working capital, (3) a $20.1 million decrease in net income and (4) a decrease in deferred taxes of $7.0 million driven by the impact of accelerated tax depreciation.

Cash used for investing activities decreased by $4.0 million primarily due to a decrease in capital expenditures of $4.2 million.

Cash used for financing activities increased by $82.9 million primarily due to a $83.1 million net decrease in invested equity.

2014 compared with 2013

Cash provided by operating activities increased by $68.4 million due to (1) a $72.6 million favorable impact from working capital and (2) a $28.4 million increase in customer advances driven by timing (see “Note 2—Summary of Significant Accounting Policies” in the Notes accompanying the audited Combined Financial Statements included elsewhere in this Information Statement), partially offset by a $34.9 million decrease in net income.

Cash used for investing activities increased by $27.9 million primarily due to an increase in capital expenditures of $27.5 million related to ongoing annual expenses, regulatory compliance investments and production and capacity expansion.

Cash used for financing activities increased by $40.6 million primarily due to a $40.5 million net increase in invested equity.

Contractual Obligations and Probable Liability Payments

Following is a summary of our significant contractual obligations and probable liability payments at December 31, 2015:

	Payments by Period
	Total	2016	2017-2018	2019-2020	Thereafter
(Dollars in thousands)
Capitalized leases	$862	$194	$232	$201	$235
Interest payments on capitalized leases	76	19	30	19	8
Minimum operating lease payments	106	9	14	6	77
Purchase obligations(1)	210	71	59	80	—
Estimated environmental compliance costs(2)	4,008	3,212	753	43	—

Total contractual obligations and probable liability payments	$5,262	$3,505	$1,088	$349	$320

(1)

Purchase obligations are entered into with various vendors in the normal course of business, are consistent with our expected requirements and primarily relate to cumene, oleum, sulfur and natural gas.

(2)	The payment amounts in the table only reflect the environmental compliance costs which are probable and reasonably estimable as of December 31, 2015.

Capital Expenditures

Our operations are capital intensive, requiring ongoing investments that have consisted, and are expected to continue to consist, primarily of capital expenditures required to improve equipment reliability, expand production capacity and comply with environmental and safety regulations.

The following table summarizes ongoing and expansion capital expenditures, including capital expenditures in accounts payable:

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013
(Dollars in thousands)
Purchases of property, plant and equipment	$39,292	$97,144	$101,382	$73,912

Capital expenditures decreased $4.2 million from 2014 to 2015 primarily due to lower replacement maintenance capital expenditures at our Hopewell plant and lower environmental compliance costs, offset in large part by higher capacity expansion investments at our Chesterfield facility and costs associated with the installment of a new pilot plant line at our Colonial Heights facility.

Capital expenditures increased $27.5 million from 2013 to 2014 primarily due to higher replacement maintenance capital expenditures and infrastructure costs at our Hopewell facility, higher capacity investments at our Chesterfield facility and increased environmental compliance costs.

Capital expenditures were $39.3 million for the six months ended June 30, 2016. For the remainder of 2016, we expect our total capital expenditures to be between approximately $40.0 million and $50.0 million. For 2017, we expect our total capital expenditures to be between approximately $95.0 million and $105.0 million. Capital expenditures are deployed for various ongoing investments and initiatives to improve reliability, expand production capacity and comply with environmental and safety regulations. For the remainder of 2016 and for 2017, we expect our capital expenditures related to environmental compliance to be approximately $9.0 million and $27.0 million, respectively.

Off-Balance Sheet Arrangements

As of June 30, 2016 and December 31, 2015, we do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements.

Commodity Price Risk Management—Our sales prices and costs of goods sold are closely aligned to prices for commodities such as crude oil and natural gas. We primarily mitigate our exposure to commodity price risk through the use of long-term, fixed-price contracts with our suppliers and formula price agreements with suppliers and customers. We also mitigate unexpected volatility in natural gas prices through derivative financial instruments in the form of forward commodity contracts with third parties designated as hedges. We measure our derivative financial instruments on a quarterly basis by obtaining the best available independent market quotations or market transactions in either the listed or over-the-counter markets, both of which are level 2 within the fair value hierarchy.

Inventory Adjustments—Substantially all of the business’s inventories are valued at the lower of cost or market using the last-in, first-out method. We review our inventory balances at least quarterly, and more frequently if required by market conditions, to determine whether the carrying amount of inventories exceeds their fair market value with any excess carrying amount above market prices adjusted in the period identified. This review process incorporates current industry and customer-specific trends, current operating plans, historical price activity and selling prices expected to be realized. Inventories are presented net of adjustments recorded for slow-moving, excess or obsolete inventory based on management’s consideration of pertinent factors, such as product aging, current and future customer demand and market conditions. The recoverability of inventory balances is reviewed on a quarterly basis.

Long-Lived Assets (including Tangible and Finite-Lived Intangible Assets)—The determination of useful lives (for depreciation/amortization purposes) and whether or not tangible and intangible assets are impaired involves the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. We evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recoverable. The principal factors in considering when to perform an impairment review are as follows:

•	significant under-performance, such as declines in sales, earnings or cash flows, of our products in relation to expectations;
•	annual operating plans or five-year strategic plans that indicate an unfavorable trend in operating performance of our products;
•	significant negative industry or economic trends; or
•	significant changes or planned changes in our use of the assets.

Once it is determined that an impairment review is necessary, recoverability of assets is measured by comparing the carrying amount of the asset grouping to the estimated future undiscounted cash flows. If the carrying amount exceeds the estimated future undiscounted cash flows, the asset grouping is considered to be impaired. The impairment is then measured as the difference between the carrying amount of the asset grouping and its fair value. We endeavor to utilize the best information available to measure fair value, which is usually either market prices (if available) with respect to level 1 or level 2 of the fair value hierarchy, or an estimate of the future discounted cash flow with respect to level 3 of the fair value hierarchy. The key estimates in our discounted cash flow analysis include expected industry growth rates, our assumptions as to volume, selling prices and costs, and the discount rate selected.

Market Risk Management

See “Note 9—Financial Instruments and Fair Value Measures” and “Note 7—Financial Instruments and Fair Value Measures” in the Notes accompanying the audited and unaudited Combined Financial Statements, respectively, included elsewhere in this Information Statement for a discussion relating to market risk.

Other Matters

Litigation and Environmental Matters

See “Note 10—Commitments and Contingencies” and “Note 7—Commitments and Contingencies” in the Notes accompanying the audited and unaudited Combined Financial Statements, respectively, included elsewhere in this Information Statement.

Recent Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies” and “Note 2—Recent Accounting Pronouncements” in the Notes accompanying the audited and unaudited Combined Financial Statements, respectively, included elsewhere in this Information Statement.

MANAGEMENT

The following table presents information, as of August 31, 2016, concerning our executive officers and directors following the Spin-Off, including a five-year employment history.

Name	Age	Position with AdvanSix
Erin N. Kane	39	Director and Chief Executive Officer
Michael L. Marberry	58	Independent Chairman
Paul E. Huck	66	Director
Todd D. Karran	52	Director
Darrell K. Hughes	51	Director
Daniel F. Sansone	64	Director
Sharon S. Spurlin	51	Director
Jonathan Bellamy	50	Senior Vice President and Chief Human Resources Officer
Michael Preston	45	Senior Vice President and Chief Financial Officer
John M. Quitmeyer	65	Senior Vice President, General Counsel and Corporate Secretary

Ms. Erin N. Kane

Ms. Kane has been vice president and general manager of Honeywell Resins and Chemicals since October 2014. She joined Honeywell in 2002 as a Six Sigma Blackbelt of Honeywell’s Specialty Materials business. In 2004, she was named product marketing manager of Honeywell’s Specialty Additives business. From 2006 until 2008, Ms. Kane served as global marketing manager of Honeywell’s Authentication Technologies business, and in 2008 she was named global marketing manager of Honeywell’s Resins and Chemicals business. In 2011, she was named business director of chemical intermediates of Honeywell’s Resins and Chemicals business. Prior to joining Honeywell, Ms. Kane held Six Sigma and process engineering positions at Elementis Specialties and Kvaerner Process. Ms. Kane brings to the Board her knowledge of AdvanSix’s business and industry experience and expertise.

Mr. Michael L. Marberry

Mr. Marberry has been president and chief executive officer of J.M. Huber Corporation, a diversified supplier of engineered materials, natural resources and technology-based services, since 2009. He joined J.M. Huber Corporation in 1997 as corporate vice president of corporate strategy and development. From 2002 until 2006, Mr. Marberry served as J.M. Huber Corporation’s chief financial officer. From 2006 until 2009, he served as president of Huber Engineered Materials. Prior to joining J.M. Huber Corporation, Mr. Marberry held various management roles at McKinsey & Company and Proctor and Gamble.

Mr. Marberry is a director of J.M. Huber Corporation, and from 2012 until 2015, he served as a director of Sigma-Aldrich Corporation. He brings to the Board his expertise in, among other things, corporate governance, leadership and global business management and operations.

Mr. Paul E. Huck

Mr. Huck was the chief financial officer of Air Products and Chemicals, a global industrial gas and chemical company, from 2004 until his retirement in 2013. Prior to that, he served as Air Products and Chemicals’ corporate controller from 1994 until 2004. Mr. Huck joined Air Products and Chemicals in 1979 as a financial analyst and held various positions, including manager of project control, controller of the equipment division, controller of the chemicals group and controller of the environmental and energy systems group. Before joining Air Products and Chemicals, Mr. Huck was an officer in the U.S. Navy.

Mr. Huck has served on the Board of Orion Engineered Carbons S.A. since 2014. He also serves on various non-profit boards. Mr. Huck formerly served as a director of NewPage Corporation.

Mr. Huck brings to the Board over 30 years of leadership and financial and accounting experience in the chemical industry.

Mr. Todd D. Karran

Mr. Karran has been president and chief executive officer of NOVA Chemicals, a leading producer of polyethylene and expandable styrenics, since 2015. Prior to that, he served as senior vice president and chief financial officer of NOVA Chemicals from 2009 until 2016. Mr. Karran joined NOVA Chemicals in 1985 and has held various other positions since then, including management, accounting and financial roles such as vice president and controller, tax compliance specialist and manager of financial services. From 2006 until 2007, he served as NOVA Chemicals’ vice president and chief information officer. From 2007 until 2009, he served as NOVA Chemicals’ treasurer and vice president of corporate development.

Mr. Karran is a director of NOVA Chemicals. He brings to the Board the leadership, management oversight and financial experience gained in his role as a director of and in various senior management positions at NOVA Chemicals.

Mr. Darrell K. Hughes

Mr. Hughes has been vice president and general manager of Avery Dennison’s Materials Group, a global leader in labeling and packaging materials and graphics and reflective solutions, since 2010. From 2007 until 2010, he was the president and general manager of SABIC Innovative Plastics’ specialty film and sheet division. Prior to joining SABIC Innovative Plastics, Mr. Hughes held various positions at General Electric, including general manager of specialty films and sheets from 2006 until 2007, general manager of RTV & Elastomers in General Electric’s silicone division from 2003 until 2006 and general manager of global business development and mergers and acquisitions from 1999 until 2003. Mr. Hughes has also held positions at Engelhard Corporation, Deloitte & Touche Consulting Group and Air Products.

Mr. Hughes brings to the board the operational and financial expertise gained through nearly 30 years of leadership and senior management positions at a number of public companies.

Mr. Daniel F. Sansone

Mr. Sansone was executive vice president of strategy for Vulcan Materials Company, a producer of construction aggregates, ready-mixed concrete, asphalt mix and cement, prior to his retirement at the end of 2014. Prior to that, he served as Vulcan Material’s chief financial officer from 2005 until 2014. Mr. Sansone joined Vulcan Materials in 1988 and has held various positions, including corporate controller and vice president of finance. From 2001 until 2005, Mr. Sansone served as the president of Vulcan Material’s Southern and Gulf Coast Division. From 1997 until 2001, he served as president of Vulcan Gulf Coast Materials. Before joining Vulcan Materials, Mr. Sansone held positions domestically and internationally at Monroe Auto Equipment, FMC Corporation and Kraft Inc.

Mr. Sansone is a director of Ingevity Corporation. He also serves on various non-profit boards. Mr. Sansone brings to the board over 40 years of general management and financial experience as both an executive officer and board member of public companies.

Ms. Sharon S. Spurlin

Ms. Spurlin has been vice president and treasurer of Plains All American Pipeline, an energy infrastructure and logistics company, since 2014. She joined Plains All American Pipeline in 2002 as its director of internal audit. From 2007 until 2009, Ms. Spurlin served as Plains All American Pipeline’s assistant treasurer. From 2009 until 2014, she served as both PetroLogistics’ and PL Midstream’s senior vice president and chief financial officer. Ms. Spurlin has also held various positions at American Ref-Fuel Company and Arthur Andersen.

Ms. Spurlin is a director of Smart Sand, a supplier of industrial sand to the energy industry. She brings to the Board her financial expertise, including in financial reporting, accounting, capital markets, corporate governance and controls.

Mr. Jonathan Bellamy

Mr. Bellamy has been vice president of human resources of the Defense and Space business of Honeywell’s Aerospace division since 2015. He joined Honeywell in 1997 as human resources manager of the Turbo Technologies division. From March 2000 until February 2003, Mr. Bellamy served as human resources manager, then regional director of Honeywell’s Turbo Technologies division. From February 2003 until December 2004, he served as director of human resources of Honeywell Transportation Systems, Asia. From December 2004 until November 2005, Mr. Bellamy served as global human resources director of Honeywell’s Friction Materials division. From November 2005 until July 2010, Mr. Bellamy served as corporate human resources director. From 2010 to 2015, he was vice president of human resources of Honeywell UOP. Prior to joining Honeywell, Mr. Bellamy held human resources and operations positions at BTR Brook Hansen and N.S.K./RHP Bearings.

Mr. Michael Preston

Mr. Preston has been chief financial officer of Honeywell UOP since 2013. He joined Honeywell in 2001 as manager of Investor Relations. In 2003, he was named director of Business Analysis and Planning for Honeywell. From 2005 until 2008, Mr. Preston served as a director of Financial Planning and Analysis of the Performance Materials & Technologies division (“PMT”), and in 2008 he was named chief financial officer of PMT’s Fluorine Products business. In 2012, Mr. Preston was named vice president of Business Analysis and Planning for Honeywell. Prior to joining Honeywell, Mr. Preston held investor relations consulting positions at Thomson Financial and Kissel-Blake.

Mr. John M. Quitmeyer

Mr. Quitmeyer has been vice president and general counsel of Honeywell’s Automation and Control Solutions strategic business group since 2005. He joined Honeywell in 1997 as general counsel of Honeywell’s safety restraint business. From 1997 until 1998, Mr. Quitmeyer served as general counsel of Honeywell’s automotive products group. From 1998 until 2000, Mr. Quitmeyer served as general counsel of Honeywell’s consumer products group. From 2000 until 2002, Mr. Quitmeyer was Honeywell’s chief litigation counsel. From 2002 until 2005, Mr. Quitmeyer served as general counsel of Honeywell’s Specialty Materials business. Prior to joining Honeywell, Mr. Quitmeyer was a litigation partner at Rogers & Wells.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise seven directors. The New York Stock Exchange rules require that the Board have a majority of independent directors, and we plan for our Board to consist of a majority of independent directors at the time of the Spin-Off. Our Amended and Restated By-laws will provide that the chairman of our Board will be an independent director.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will oversee:

•	management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls);

•	the integrity of our financial statements;
•	our compliance with legal and regulatory requirements;
•	the qualifications and independence of our outside auditor;
•	the performance of our internal audit function;
•	the outside auditor’s annual audit of our financial statements; and
•	the preparation of certain reports required by the rules and regulations of the SEC.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange, Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	determining and approving the compensation of our Chief Executive Officer;
•	reviewing and approving the compensation of our other executives;
•	overseeing the administration and determination of awards under our compensation plans; and
•	preparing any report on executive compensation required by the rules and regulations of the SEC.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange, Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of our Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of our Compensation Committee will be determined prior to the Spin-Off.

Nominating and Governance Committee

The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:

•	overseeing our corporate governance practices;
•	reviewing and recommending to our Board amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;
•	reviewing and making recommendations to our Board regarding the structure of our various board committees;
•	identifying, reviewing and recommending to our Board individuals for election to the Board;
•	adopting and reviewing policies regarding the consideration of candidates for our Board proposed by stockholders and other criteria for membership on our Board;
•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;
•	reviewing the leadership structure for our Board;
•	overseeing our Board’s annual self-evaluation; and

•	overseeing and monitoring general governance matters, including communications with stockholders and regulatory developments relating to corporate governance.

The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange and our Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the Spin-Off.

Code of Business Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of business ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	the protection of the confidentiality of our non-public information;
•	the responsible use of and control over our assets and resources;
•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;
•	compliance with applicable laws, rules and regulations; and
•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Honeywell and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences on the New York Stock Exchange and will serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

Director Compensation

We expect to adopt a compensation program for our non-employee directors effective upon the completion of the Spin-Off that consists of a combination of annual cash retainer fees and equity-based compensation. Directors who are also employees of AdvanSix will not receive any additional compensation for their service as a director. We have not yet paid any compensation to our non-employee directors.

Cash Compensation

Under the expected program, non-employee directors will receive $80,000 per year as an annual cash retainer for their service on the Board. In addition, non-employee directors will receive additional retainers for the following roles:

•	The Independent Chairman of the Board will receive $60,000 per year.
•	The Chair of the Audit Committee will receive $20,000 per year and each other member of the Audit Committee will receive $10,000 per year;

•	The Chair of the Compensation Committee will receive $15,000 per year and each other member of the Compensation Committee will receive $7,500 per year;
•	The Chair of the Nominating and Governance Committee will receive $10,000 per year and each other member of the Nomination and Governance Committee will receive $5,000 per year;

All directors will also be reimbursed for reasonable travel, lodging and related expenses incurred in attending Board meetings.

Equity Compensation

Under the expected program, each non-employee director will be automatically eligible for annual equity award grants in the form of full-value stock awards with a grant-date fair value of approximately $80,000. In addition, in recognition of the efforts of our non-employee directors to ensure a successful Spin-Off, on or around the Distribution Date, each non-employee director will receive an initial equity award with a grant date fair value of approximately $100,000, which cliff-vests on the third anniversary of the grant date, generally subject to continued service on the Board.

COMPENSATION DISCUSSION AND ANALYSIS

As discussed above, we are currently part of Honeywell and not an independent company, and our Compensation Committee has not yet been formed. Decisions about our executive compensation and benefits to date have been made by the Management Development and Compensation Committee of the Honeywell Board (the “Honeywell Compensation Committee”) and Honeywell senior management. Accordingly, this Compensation Discussion and Analysis (“CD&A”) focuses on Honeywell’s compensation and benefit programs and decisions for 2015. Following the Spin-Off, we expect that our Compensation Committee will review our executive compensation and benefit programs and determine the appropriate compensation and benefits for our executives, and accordingly our executive compensation and benefits programs following the Spin-Off may not be the same as those discussed below.

For purposes of this CD&A and the disclosure that follows, Erin N. Kane, who currently serves as our vice president and general manager of Honeywell Resins and Chemicals, and is expected to serve as our Chief Executive Officer following the Spin-Off, is our sole “Named Executive Officer”. Since our other executive officers will have joined AdvanSix after year end 2015, they will not have been executive officers of AdvanSix in 2015 and, therefore, will be omitted from the discussion below.

Honeywell’s Executive Compensation Philosophy and Approach

Honeywell’s executive compensation and benefit programs are designed to support the creation of stockholder value through four key objectives: (1) attract and retain world-class leadership talent; (2) drive performance that creates stockholder value; (3) pay for superior results and sustainable growth; and (4) manage risk through oversight and compensation design. In setting total compensation to meet these key objectives, Honeywell seeks to achieve the optimal balance between (1) fixed and variable (or “at-risk”) pay elements, (2) short- and long-term pay elements and (3) cash and equity-based elements.

The factors applicable to our Named Executive Officer that generally shape Honeywell’s assessment of compensation and help achieve Honeywell’s key objectives include: (1) compensation history, in total and for each element of compensation; (2) operational and financial performance for Honeywell and each strategic business group (“SBG”) (including Performance Materials and Technologies (“PMT”), the SBG of which we are a part); (3) leadership potential; (4) Honeywell performance relative to the competitive marketplace; (5) performance record; (6) relative level of responsibility within Honeywell and the impact of Ms. Kane’s position on Honeywell’s performance; (7) trends and best practices in executive compensation; and (8) industry and macroeconomic conditions.

Details on Program Elements and Related 2015 Compensation Decisions

Base Salary

Base salaries are intended to attract and compensate high-performing and experienced leaders and are determined based on scope of responsibility and years of experience, with reference to market data (but are not targeted to a specific competitive position). In 2015, based on Ms. Kane’s strong performance record, experience and leadership potential, Honeywell’s senior management raised Ms. Kane’s base salary from a rate of $211,500 to $275,000 annually, effective March 31, 2015.

Short-Term Incentive Awards (“ICP”)

Short-term incentive awards are intended to motivate and reward executives for achieving annual corporate, SBG and functional goals in key areas of financial and operational performance. In 2015, our Named Executive Officer participated in Honeywell’s ICP program, on the same basis as other similarly situated executives of Honeywell. The maximum annual ICP award that Ms. Kane could receive in 2015 as a percentage of base salary was capped at 150% of Ms. Kane’s notional ICP target. Ms. Kane received a 2015 ICP payment of $97,000 (determined from a baseline award of

40% of base salary), based on the performance of Honeywell and PMT, supplemental factors that were considered by Honeywell’s Compensation Committee and Ms. Kane’s individual performance. For more information on the ICP program, including how Honeywell determined payouts for 2015 based on Honeywell’s performance and other factors considered relevant by the Honeywell Compensation Committee, please see the section entitled “Executive Compensation—Compensation Program Description—Annual Incentive Compensation Plan (“ICP”),” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2016 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Long-Term Incentive Compensation

Stock Options and RSUs: Stock option awards are long-term incentives intended to motivate and reward executives for making strategic decisions and taking actions that drive year-over-year improvements in company performance that translate into future increases in stock price. Stock options are directly aligned with the interests of Honeywell’s stockholders because executives only realize value if the stock price appreciates.

RSUs represent a right to receive Honeywell common stock only if certain conditions are met (e.g., continued employment through a specific date or the attainment of certain performance conditions). RSU awards are intended to reward executives for improvements in company performance and are linked with stockholder value since the value of RSU awards rises or falls with Honeywell’s stock price. RSUs are also intended to encourage retention as they generally vest after a period of three years.

Honeywell generally grants annual stock options and RSUs in February of each year during an open trading window period following the release of Honeywell’s financial results for the preceding fiscal year. In determining the size of equity awards, Honeywell considers an executive’s prior year performance, his or her potential to contribute to the future performance of Honeywell and his or her SBG and the vested and unvested equity held by the applicable executive. In 2015, Ms. Kane received 8,000 stock options with an exercise price of $103.90 and a grant date value of $17.23 that vest in equal 25% installments over a four-year period and 1,340 RSUs with a grant date value of $103.90 that cliff-vest at the end of a three-year period.

In connection with the Spin-Off, any Honeywell equity compensation awards, including Honeywell stock options and RSUs, held by AdvanSix employees will continue to be eligible to vest in accordance with their original vesting schedule based on continued service with AdvanSix from the date of the Spin-Off through, in the case of stock options, March 1, 2017 and, in the case of RSUs, the end of July 2017. Such awards will otherwise generally be treated as provided in the incentive compensation plan under which such equity was awarded and the award agreements governing such awards. Any remaining unvested equity that does not become vested on or prior to such vesting date will be forfeited.

Growth Plan: The Growth Plan provides performance-contingent, cash-based, longer-term incentive awards (“GPUs”) to focus executives on achievement of objective, two-year financial metrics that are aligned with Honeywell’s long-term targets then in effect. The operational focus of the Growth Plan adds balance to Honeywell’s executive compensation programs and is intended to complement stock options and RSUs, which reward stock price appreciation.

The Growth Plan consists of two-year, non-overlapping performance cycles (e.g., 2014-2015), with payout of any earned amounts occurring 50% in March of each of the following years (i.e., 2016 and 2017). At the end of the 2014-2015 performance cycle, Honeywell and PMT performance resulted in a calculated payout of 141% of target, so that our Named Executive Officer earned a total potential payout of $162,150, based on the 1,150 GPUs (each with a target value of $100) awarded to Ms. Kane in 2014. For more information on the Growth Plan, including the methodology for determining payouts for the 2014-2015 cycle based on Honeywell’s performance, please see the section entitled “Executive Compensation—Compensation Program Description—Long-Term Incentive Compensation—Growth Plan,” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2016 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

In connection with the Spin-Off, any Honeywell GPUs held by AdvanSix employees will continue to be eligible to vest in accordance with their original vesting schedule based on continued service with AdvanSix from the date of the Spin-Off through the end of March 2017. Such awards will otherwise be treated as provided in the incentive compensation plan under which such GPUs were awarded and the award agreements governing such awards. Any remaining unvested GPUs that do not become vested on or prior to such vesting date will be forfeited.

Other Honeywell Compensation & Benefit Programs

In addition to the annual and long-term compensation programs described above, Honeywell provides its executives with the benefits, retirement plans and limited perquisites summarized below.

Severance Benefits—Honeywell Severance Plan for Senior Executives

In 2015, our Named Executive Officer was eligible to participate in Honeywell’s Severance Plan for Senior Executives (the “Severance Plan”), which provides for certain severance payments and benefits upon termination of employment without cause. The triggering events that would have resulted in the severance payments and benefits and the amount of those payments and benefits were selected to provide the participating executives with financial protection upon loss of employment in order to support Honeywell’s executive retention goals. Benefits provided under the Severance Plan are conditioned on the executive executing a full release of claims and certain non-competition and non-solicitation covenants in favor of Honeywell. In 2015, our Named Executive Officer was not eligible to receive additional or enhanced severance payments or benefits in connection with a change in control under the Severance Plan. The compensation that could be received by our Named Executive Officer in connection with various termination scenarios is set forth in the section of this Information Statement entitled “Potential Payments upon Termination or Change in Control”.

Retirement Plans and Nonqualified Deferred Compensation Plans

In 2015, our Named Executive Officer was eligible to participate in Honeywell’s competitive broad-based retirement plans including a defined benefit pension plan and a 401(k) savings plan that provides matching contributions. Honeywell also maintains an unfunded supplemental retirement plan to replace the portion of an executive’s pension benefit that cannot be paid under the broad-based plan because of IRS limitations as well as certain nonqualified deferred compensation plans to permit retirement savings in a tax-efficient manner in excess of amounts that can be deferred under the 401(k) savings plan due to IRS limitations. Consistent with the long-term focus of the executive compensation program, matching contributions are treated as if invested in Honeywell common stock. The material terms of these plans are explained in detail in the sections of this Information Statement entitled “Pension Benefits—Fiscal Year 2015” and “Nonqualified Deferred Compensation—Fiscal Year 2015”.

Benefits and Perquisites

In 2015, our Named Executive Officer was eligible to participate in Honeywell-wide benefits such as life, medical, dental, accidental death and disability insurance that are competitive with other similarly-sized companies. Our Named Executive Officer participated in these programs on the same basis as the rest of Honeywell’s salaried employees. In 2015, Honeywell maintained excess liability coverage for management personnel, including our Named Executive Officer.

AdvanSix’s Anticipated Executive Compensation Programs

Overview

As described above, our Compensation Committee will not be established until the Spin-Off and therefore has not established a specific set of objectives or principles for our compensation programs following the Spin-Off. The executive compensation programs in place at the time of the Spin-Off will be those established by Honeywell on our behalf. Following the Spin-Off, our Compensation Committee will review each of the elements of our compensation programs. We believe that the Spin-Off will enable us to offer our key employees compensation directly linked to the performance of our business, which we expect will enhance our ability to attract, retain and motivate qualified personnel and serve the interests of our stockholders.

AdvanSix Chief Executive Officer Employment Letter

On April 19, 2016, Ms. Kane and Honeywell entered into a letter agreement to provide that Ms. Kane would become our Chief Executive Officer, effective upon the Spin-Off. Under the terms of the agreement, Ms. Kane will receive a starting salary of $600,000 and will have an annual target incentive opportunity of 100% of annual base salary. For 2016, Ms. Kane will receive an annual incentive award for the period prior to the Spin-Off equal to 40% of Ms. Kane’s 2016 base salary earnings during such period and will be eligible to receive an annual incentive award from AdvanSix for the period following the Spin-Off based on Ms. Kane’s 2016 base salary earnings during such period, as described in the preceding sentence. For the period following the Spin-Off, Ms. Kane will be eligible to receive long-term incentive compensation opportunities with a target value equal to 375% of Ms. Kane’s annual base salary and will be entitled to participate in the benefit programs that we will offer to our employees generally.

The agreement also provides that at the time of the Spin-Off Ms. Kane will receive a special one-time “founders grant” of AdvanSix RSUs with a grant date value equal to 250% of Ms. Kane’s annual target long-term incentive compensation opportunity and a grant of AdvanSix RSUs with a grant date value equal to approximately $1 million, in order to replace Honeywell equity awards and GPUs forfeited in connection with the Spin-Off. Honeywell determined that the founders grant was in AdvanSix’s best interest, in order to: (1) attract and retain a talented Chief Executive Officer who was familiar with both Honeywell and AdvanSix, and could therefore provide effective guidance and leadership before, during and after the Spin-Off; (2) appropriately align Ms. Kane’s interests with those of AdvanSix’s stockholders and provide a strong incentive to increase stockholder value following the Spin-Off; and (3) recognize Ms. Kane’s commitment to AdvanSix and our stockholders, which is demonstrated by Ms. Kane’s willingness to depart Honeywell at a time of exciting and unprecedented growth and opportunity in order to exclusively devote Ms. Kane’s knowledge and talents to AdvanSix at this critical stage in its development as a new public company.

Compensation and Benefits of AdvanSix’s Other Executive Officers

In May 2016, each of Michael Preston, John M. Quitmeyer and Jonathan Bellamy entered into a letter agreement with Honeywell to provide that Messrs. Preston, Quitmeyer and Bellamy would become, respectively, our Senior Vice President and Chief Financial Officer, Senior Vice President, General Counsel and Chief Human Resources Officer, effective upon the Spin-Off. None of Messrs. Preston, Quitmeyer and Bellamy has previously provided services to the AdvanSix Business. Under the terms of the applicable agreement, the executives will receive the following starting salaries and annual target incentive opportunities as a percentage of base salary: Mr. Preston, $400,000 and 70%, Mr. Quitmeyer, $500,000 and 75%, and Mr. Bellamy, $330,000 and 60%. For 2016, Messrs. Preston, Quitmeyer and Bellamy will receive an annual incentive award for the period prior to the Spin-Off equal to, respectively, 35%, 50% and 35% of the executive’s 2016 base salary earnings during such period and will be eligible to receive an annual incentive award from AdvanSix for the period following the Spin-Off based on his 2016 base salary earnings during such period, as described in the preceding sentence. For the period following the Spin-Off, the executives will be eligible to receive long-term incentive compensation opportunities with a target value equal to a percentage of his annual base salary, 150% in the case of Messrs. Preston and Quitmeyer and 100% in the case of Mr. Bellamy, and will be entitled to participate in the benefit programs that we will offer to our employees generally.

The agreements also provide that at the time of the Spin-Off, each of the executives will receive a special one-time “founders grant” of AdvanSix RSUs with a grant date value equal to 200% of his annual target long-term incentive compensation opportunity and a grant of AdvanSix RSUs with a grant date value equal to approximately $1,100,000 for Mr. Preston, $900,000 for Mr. Quitmeyer and $300,000 for Mr. Bellamy, in order to replace Honeywell equity awards and GPUs forfeited in connection with the Spin-Off.

2016 Stock Incentive Plan

Prior to the Spin-Off, we expect our Board to adopt, and Honeywell, as our sole shareholder, to approve, the AdvanSix, Inc. 2016 Stock Incentive Plan (the “Equity Plan”) for the benefit of certain of our current and future non-employee directors and employees. The following summary describes what we anticipate to be the material terms of the Equity Plan.

When approved by Honeywell, as our sole shareholder, and our Board, the full text of the Equity Plan will be included as an exhibit to a current report on Form 8-K filed with the Securities and Exchange Commission, and the following discussion is qualified in its entirety by reference to such text.

Purpose of the Equity Plan

The purpose of the Equity Plan would be to aid AdvanSix in recruiting and retaining highly qualified non-employee directors and employees who are capable of assuring the future success of AdvanSix. We expect that awards of stock-based compensation and opportunities for stock ownership in AdvanSix will provide incentives to our non-employee directors and employees to exert their best efforts for the success of our business and thereby align their interests with those of our stockholders.

Shares Available for Awards

If the Equity Plan is approved by Honeywell, as our sole shareholder, and our Board, it is expected that the maximum aggregate number of shares of our common stock that may be issued under all stock-based awards granted under the Equity Plan would be 3,350,000. Of those shares, only 1,750,000 may be subject, on a one-for-one basis, to awards granted under the Equity Plan that are not stock options or stock appreciation rights (“full-value awards”). After the number of shares subject to full-value awards exceed such limit, each share subject to future full-value awards would reduce the number of shares available for grant under the Equity Plan by four shares. In addition, it is expected that the Equity Plan will contain certain additional limitations on the number and type of awards that may be granted, including:

•	an annual limit on the number of shares of our common stock that may be subject to awards granted to any individual non-employee director;
•	an annual limit on the number of shares of our common stock that may be subject to awards granted to any individual employee;
•	an annual limit on the value of any cash-based performance awards that may be granted to any individual;
•	a limit on the number of shares of our common stock relating to awards available for grant that vest in full in fewer than three years; and
•	a limit on the number of shares of our common stock available for grant in the form of incentive stock options.

In the event of an equity restructuring of AdvanSix that causes the per-share fair value of our common stock to change (e.g., a stock dividend, stock split, spin-off, merger, reorganization etc.), our Compensation Committee would be required to make appropriate equitable adjustments to the share limits described above, the number and type of shares subject to outstanding awards, and the purchase or exercise price of outstanding awards. In the case of any other corporate transaction or event that occurs, our Compensation Committee may make equitable adjustments to outstanding awards in order to prevent dilution or enlargement of the benefits intended to be provided under the Equity Plan.

Shares that are subject to awards that are paid in cash, terminate, lapse or are canceled or forfeited would be available again for grant under the Equity Plan and would not be counted for purposes of the other limits above, other than the annual limits. However, AdvanSix may not add back shares to the number of shares authorized under the Equity Plan or to any of the other limits above if AdvanSix reacquires shares as a result of a tender or withholding of shares in payment of the purchase or exercise price or the tax withholding amount relating to an award. In addition, if stock appreciation rights are settled in shares upon exercise, the total number of shares actually issued upon exercise rather than the number of shares subject to the award would be counted against the number of shares authorized under the Equity Plan.

Eligibility

It is expected that non-employee directors and employees of AdvanSix or its affiliates would be eligible to receive awards under the Equity Plan.

Administration

It is expected that our Compensation Committee would have the authority to administer the Equity Plan, including the authority to select the persons who receive awards, determine the number of shares subject to the awards, and establish the terms and conditions of the awards, consistent with the terms of the Equity Plan. Subject to the expected provisions of the Equity Plan, our Compensation Committee may specify the circumstances under which the exercisability or vesting of awards may be accelerated or whether awards or amounts payable under awards may be deferred. Our Compensation Committee may waive or amend the terms of an award, consistent with the terms of the Equity Plan, but may not reprice a stock option or stock appreciation right, whether through amendment, cancelation and replacement, or exchange for cash or any other awards. Our Compensation Committee would have the authority to interpret the Equity Plan and establish rules for the administration of the Equity Plan. It is expected that the Equity Plan will provide that our Compensation Committee may delegate its powers and duties under the Equity Plan to one or more directors or other individuals as the committee deems to be advisable, except that only our Compensation Committee or our Board would have authority to grant and administer awards to non-employee directors and executive officers.

The Board may also exercise the powers of our Compensation Committee with respect to the Equity Plan and awards granted thereunder at any time.

Section 162(m)

The Equity Plan is expected to be designed to permit certain awards granted under the Equity Plan to qualify for exemptions from the requirements of Section 162(m) of the Code regarding the deductibility of executive compensation. Section 162(m) of the Code does not currently restrict our ability to take any federal income tax deductions for our executives’ compensation. We expect that we will be eligible for exemptions from the limitations of Section 162(m) of the Code for certain grants made under the Equity Plan until the date of our annual meeting of stockholders that occurs more than 12 months following the Distribution Date. Following the Spin-Off, our Compensation Committee will consider Section 162(m) of the Code when designing and implementing our compensation programs, but will maintain flexibility to authorize payments that might not be deductible.

Types and Terms of Awards

The Equity Plan is expected to permit the granting of:

•	stock options (including both incentive and non-qualified stock options),
•	stock appreciation rights,
•	restricted stock and restricted stock units,
•	dividend equivalents,
•	performance awards, which may be payable in cash or in shares of our common stock and may be “performance-based compensation” within the meaning of Section 162(m) of the Code, and
•	other stock-based awards.

Under the expected terms of the Equity Plan, the exercise price per share under any stock option or the base price of any stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant.

Unless otherwise determined by our Compensation Committee, it is expected that, for purposes of valuing awards granted under the Equity Plan, the fair market value of shares on a given date would be the average (mean) of the highest and lowest sales prices of a share of our common stock, as reported on the New York Stock Exchange on such date. Under the expected terms of the Equity Plan, the term of awards would be no more than 10 years. Awards may be granted to participants for no cash consideration or for cash or other consideration as required by our Compensation Committee or applicable law. Awards may generally provide that upon the grant or exercise thereof the holder would receive shares of our common stock, cash, other securities or property, or any combination thereof, as our Compensation Committee determines.

All awards granted under the Equity Plan would be subject to any clawback or recoupment policies, share trading policies and other applicable policies that are implemented by AdvanSix from time to time. In addition, a participant would be required to repay to AdvanSix the gain realized under a previously paid award subject to performance requirements if a financial restatement reduces the amount that would have been earned under such award. Awards granted under the Equity Plan may also be subject to conditions that could result in the forfeiture of all or part of such award, including but not limited to, terms and conditions that relate to non-competition, non-solicitation of customers and/or employees, confidentiality and/or non-disparagement.

Stock Options. Under the expected terms of the Equity Plan, the holder of a stock option would be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, all as determined by our Compensation Committee. The exercise price may be payable either in cash or, at the discretion of our Compensation Committee, by delivery of irrevocable instructions to a broker to deliver promptly the proceeds from the sale of shares, by tendering shares previously acquired, by withholding shares that would otherwise be issued having a fair market value on the exercise date equal to the exercise price or through a combination of the foregoing.

Stock Appreciation Rights. Under the expected terms of the Equity Plan, the holder of a stock appreciation right would be entitled to receive the excess of the fair market value of one share of our common stock on the date of exercise over the base price of the stock appreciation right. Stock appreciation rights would vest and become exercisable in accordance with a vesting schedule established by our Compensation Committee.

Restricted Stock and Restricted Stock Units. Under the expected terms of the Equity Plan, the holder of restricted stock would own shares of our common stock subject to restrictions imposed for a time period, as specified by our Compensation Committee. The holder of restricted stock units would have the right, subject to any restrictions imposed by our Compensation Committee, to receive at some future date determined by our Compensation Committee shares of our common stock, a cash payment equal to the fair market value of those shares or any combination of the foregoing.

Dividends and Dividend Equivalents. Under the expected terms of the Equity Plan, at the discretion of our Compensation Committee and as described in the award agreement, dividends issued on shares of restricted stock may be paid immediately or withheld and deferred in the participant’s account. In the event of a payment of dividends on our common stock, our Compensation Committee may credit restricted stock units with dividend equivalents. Except as otherwise described in an award agreement or determined by our Compensation Committee, dividend equivalents may be withheld and deferred in the participant’s account subject to a vesting schedule, or used to credit additional restricted stock units that vest on the same schedule as the underlying restricted stock units. No dividend equivalents may be credited on stock options or stock appreciation rights.

Performance Awards and Performance Measures. Under the expected terms of the Equity Plan, our Compensation Committee may grant awards payable in shares of our common stock or cash that are conditioned on the achievement of performance goals established by our Compensation Committee. To the extent such awards are intended to qualify as “performance-based compensation” under Section 162(m) of the Code, they would be conditioned on the holder’s continued service and achievement of one or more objective performance goals set forth in the Equity Plan and established by our Compensation Committee, and our Compensation Committee would also determine the length of the performance period and determine the amounts of the performance awards and any other terms and conditions of the awards, in each case, no later than 90 days after the beginning of each performance period. The objective performance goals permitted under the Equity Plan are expected to be: (a) sales (or any component of sales); (b) operating income; (c) net income; (d) earnings per share (or proforma EPS); (e) return on equity; (f) cash flow (including operating cash flow, free cash flow, cash flow yield and/or cash flow conversion); (g) cash flow per share; (h) return on invested capital; (i) return on investments (or ROI expansion); (j) return on assets; (k) economic value added (or an equivalent metric, as determined by our Compensation Committee); (l) share price; (m) total shareholder return; (n) cost and expense reduction; (o) working capital (or working capital turns or days); (p) revenues (including specified types or categories thereof); (q) product volume; (r) gross or net profitability/profit margins (including profitability of an identifiable business unit or product); (s) objective measures of productivity or operating efficiency; (t) implementation or completion of critical projects; and (u) safety and accident rates, in each case, determined in accordance with GAAP (to the extent applicable).

Each performance goal may measure the level of performance of AdvanSix and/or a business unit, segment, division or subsidiary of AdvanSix. Performance awards could be granted subject to one or more of the foregoing measures, separately or in relation to each other, or relative to a selected comparator group. Performance goals may be defined and measured before or after taking into consideration taxes, interest, depreciation, amortization, pension-related expense or income, and/or any pension mark to market adjustment, the determination of which shall be at the discretion of our Compensation Committee.

In determining attainment of performance goals, unless otherwise determined by our Compensation Committee, the negative impact of the following will be excluded: unusual or infrequently occurring items, extraordinary items and the cumulative effect of changes in accounting treatment, changes in foreign currency exchange rates, the impact of acquisitions or divestitures, discontinued operations and charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), each determined in accordance with GAAP (to the extent applicable) and as identified in the financial statements, notes to the financial statements or discussion and analysis of management, as applicable.

Under the expected terms of the Equity Plan, our Compensation Committee would be required to certify that the applicable performance measures have been met for the executive officers prior to payment of any performance awards.

Other Stock-Based Awards. Under the expected terms of the Equity Plan, our Compensation Committee would be authorized to grant other types of awards that are denominated or payable in or otherwise related to our common stock, subject to terms and conditions determined by our Compensation Committee.

Termination and Amendment

The Equity Plan is expected to terminate on the tenth anniversary of the Distribution Date, unless terminated before then by our Board. Awards would not be able to be granted after the termination of the Equity Plan, but the Equity Plan would remain in effect as long as awards are outstanding under it. Our Board would generally be able to amend or terminate the Equity Plan at any time, except that prior stockholder approval would be required for any amendment to the Equity Plan that would:

•	require stockholder approval under the rules or regulations of the New York Stock Exchange;
•	increase the number of shares authorized under the Equity Plan (except in the case of a stock split or other recapitalization);
•	increase the number of shares subject to the award limitations described above under “Shares Available for Awards” (except in the case of an equity restructuring, as described above);
•	permit repricing of outstanding stock options or stock appreciation rights (except in the case of an equity restructuring, as described above); or
•	permit the award of stock options or stock appreciation rights with an exercise price less than 100% of the fair market value of a share of our common stock.

Subject to the expected provisions of the Equity Plan, our Compensation Committee may not amend any outstanding award without the participant’s consent if the action would adversely affect such participant’s rights, unless required by law.

Risk Oversight and Other Compensation Considerations

In connection with the Spin-Off, we expect to adopt policies for our executives intended to guard against excessive risk-taking, including: (1) stock ownership guidelines requiring them to hold a multiple of annual base salary in AdvanSix shares, ensuring alignment with stockholders’ long-term interests; (2) a “clawback” policy (which will meet applicable SEC or exchange requirements) to recoup and/or cancel incentive compensation under certain circumstances such as a significant financial restatement; and (3) prohibitions on pledging and hedging our securities.

Section 162(m) of the Code does not currently restrict our ability to take any federal income tax deductions for our executives’ compensation. We expect that we will be eligible for exemptions from the limitations of Section 162(m) of the Code for certain grants made under the Equity Plan until the date of our annual meeting of stockholders that occurs more than 12 months following the Distribution Date. Following the Spin-Off, our Compensation Committee will consider Section 162(m) of the Code when designing and implementing our compensation programs, but will maintain flexibility to authorize payments that might not be deductible. Our executive compensation has not been the subject of a stockholder advisory vote. However, to the extent applicable, our Compensation Committee will consider the results of advisory votes following the Spin-Off and the views expressed by our stockholders.

2015 SUMMARY COMPENSATION TABLE

The following tables provide information concerning compensation paid by Honeywell for fiscal year 2015 to our Named Executive Officer. Since our other executive officers will have joined AdvanSix after year end 2015, they will not have been executive officers of AdvanSix in 2015 and, therefore, will be omitted from the tables below.

Named Executive Officer and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total Compensation

Erin N. Kane, Chief Executive Officer	2015	$259,125	$97,000	$139,266	$137,840	$162,150	$33,428	$14,112	$842,921

(1)	Based on a base salary rate of $211,500 through March 31, 2015 and a base salary rate of $275,000 thereafter.

(2)

For RSU awards made in 2015, the grant date fair value per share was $103.90 per share, calculated as the average of the high and low share price of one share of Honeywell common stock on the grant date in accordance with FASB ASC Topic 718. A discussion of the assumptions used in the valuation of RSU awards made in fiscal year 2015 may be found in Note 18 of the Notes to the Financial Statements in Honeywell’s Form 10-K for the year ended December 31, 2015, which is incorporated by reference herein from the pertinent pages attached as Exhibit 99.3 to the Registration Statement on Form 10 of which this Information Statement forms a part.

(3)

2015 amounts reflect the aggregate grant date fair value of annual stock option awards computed in accordance with FASB ASC Topic 718, using the Black-Scholes option-pricing model at the time of grant, with the expected-term input derived from a risk-adjusted Monte Carlo simulation model that considers historical exercise behavior and probability-weighted movements in Honeywell’s stock price over time. 2015 annual stock options were awarded on February 26, 2015 with a Black-Scholes value of $17.23 per share. A discussion of the assumptions used in the valuation of option awards made in fiscal year 2015 may be found in Note 18 of the Notes to the Financial Statements in Honeywell’s Form 10-K for the year ended December 31, 2015, which is incorporated by reference herein from the pertinent pages attached as Exhibit 99.3 to the Registration Statement on Form 10 of which this Information Statement forms a part.

(4)	2015 amounts reflect the full earned award under the Growth Plan with respect to the 2014-2015 performance cycle, reported in a single year as required by applicable SEC rules.
(5)	2015 values represent the aggregate change in the present value of Ms. Kane’s accumulated benefit under Honeywell’s pension plans from December 31, 2014 to December 31, 2015.
(6)	For 2015, all other compensation consists of Honeywell matching contributions to Ms. Kane’s deferred compensation accounts.

GRANTS OF PLAN-BASED AWARDS—FISCAL YEAR 2015

Named Executive Officer	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Base Price of Option Awards ($/Sh)	Closing Price on Date of Grant of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards

Erin N. Kane	2/26/2015		8,000	$103.90	$103.64	$137,840

	2/26/2015	1,340				$139,226

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR-END

Named Executive Officer	Grant Date	Option Awards				Stock Awards(2)
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Erin N. Kane	2/26/2015	—	8,000	$103.90	2/25/2025	1,369	$141,787

	7/25/2014	—	—	—	—	2,579	$267,107

	2/27/2014	1,000	3,000	$93.97	2/26/2024	698	$72,292

	2/27/2013	1,500	1,500	$69.77	2/26/2023	793	$82,131

	7/25/2012	—	—	—	—	2,165	$224,229

	2/29/2012	1,500	750	$59.87	2/28/2022	—	—

(1)	Option grants vest in four annual installments on the first four anniversaries of the grant date at the rate of 25% per year.
(2)

RSU grants vest in full on the third anniversary of the grant date, except that the RSUs granted on July 25, 2012 will vest 50% on each of the fifth and seventh anniversaries of the grant date and the RSUs granted on July 25, 2014 will vest 33.3% on each of the third, fifth and seventh anniversaries of the grant date. Includes dividend equivalents granted through December 31, 2015 that were reinvested as additional unvested RSUs that will vest based on the same vesting schedule of the RSUs to which they relate.

OPTION EXERCISES AND STOCK VESTED—FISCAL YEAR 2015

Named Executive Officer	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)

Erin N. Kane	—	—	1,054	$107,174

PENSION BENEFITS—FISCAL YEAR 2015

The following table provides summary information about the pension benefits that have been earned by Ms. Kane under two pension plans, the Honeywell International Inc. Supplemental Executive Retirement Plan (the “Honeywell SERP”) and the Honeywell International Inc. Retirement Earnings Plan (the “Honeywell REP”). The Honeywell REP is a tax-qualified pension plan in which a significant portion of Honeywell’s U.S. employees participate and which, as a broad-based pension plan, is subject to tax requirements that impose dollar limitations on the benefits that can be provided. To make up for these limitations, Honeywell provides supplemental pension benefits through the Honeywell SERP.

Named Executive Officer	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)(1)

Erin N. Kane(1)	Honeywell REP	13.063	$192,659

	Honeywell SERP	13.063	$31,245

	Total	—	$223,904

(1)

For both the Honeywell REP and the Honeywell SERP, the formula that is used to determine the amount of pension benefits for Ms. Kane under the Honeywell REP and the Honeywell SERP is as follows: lump sum equal to (1) 6% of final average compensation (annual average compensation for the five calendar years out of the previous ten calendar years that produces highest average) times (2) credited service. For purposes of this formula, annual compensation includes base pay, short-term incentive compensation in the year paid, payroll-based rewards and recognition and lump sum incentives.

NONQUALIFIED DEFERRED COMPENSATION—FISCAL YEAR 2015

The following table provides information on Honeywell’s defined contribution or other plans that during 2015 provided for deferrals of compensation on a basis that is not tax-qualified. These include the Honeywell Supplemental Savings Plan (the “Honeywell SS Plan”), which Ms. Kane has participated in since 2014. All deferred compensation amounts are unfunded and unsecured obligations of Honeywell and are subject to the same risks as any of Honeywell’s general obligations. Additional details about these plans can be found in the section entitled “Executive Compensation—Nonqualified Deferred Compensation-Fiscal Year 2015—Honeywell Supplemental Savings Plan,” which is deemed incorporated by reference herein from the pertinent pages of Honeywell’s 2016 Proxy Statement attached as Exhibit 99.2 to the Registration Statement on Form 10 of which this Information Statement forms a part.

Named Executive Officer	Plan	Executive Contributions in last FY ($)(1)	Registrant Contributions in last FY ($)(1)	Aggregate Earnings in last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at last FYE ($)(1)

Erin N. Kane	Honeywell SS Plan	—	—	$485.74	—	$13,101

(1)	The amounts reported in the contributions and earnings columns are not reported in the “2015 Summary Compensation Table”.

Summary of Potential Payments and Benefits—Termination Events

The table below summarizes the payments and benefits that would have become payable to Ms. Kane in connection with certain terminations of employment and/or a Honeywell Change in Control. Assuming such events occurred on December 31, 2015, Ms. Kane would have been entitled to severance and other benefits having the following estimated aggregate value: (1) termination by

Honeywell without cause, $206,976; (2) termination due to death or disability, $1,061,971; and (3) in connection with a Honeywell Change in Control, (a) termination without cause by Ms. Kane with good reason, $1,365,947 and (b) if Ms. Kane’s employment had not terminated, $750,077. Cause, good reason and Honeywell Change in Control have the meanings assigned to them in the applicable plan.

Benefit	Amount and terms of payments

Severance Payments	•	Nine months of base salary, paid in cash installments for such period, upon an involuntary termination without cause.
	•	Payment conditioned upon a general release in favor of Honeywell, compliance with non-disclosure and non-solicitation of employees and customers covenants and refraining from certain other misconduct.
	•	Not enhancements in connection with a Honeywell Change in Control.

Annual Bonus for the Year of Termination	•	Only payable outside of the ordinary course if a Honeywell Change in Control has occurred.
	•	Prorated ICP bonus is payable for the year in which a Honeywell Change in Control occurs.
	•	Based on achievement of Pre-Established ICP goals and the Honeywell Compensation Committee’s assessment of other relevant criteria for the period ending on the Honeywell Change in Control.
•

Paid at the time ICP awards are typically paid to Honeywell executives, but only if the employee is actively employed on the payment date or has been involuntarily terminated other than for cause or with good reason.

Equity-Based Awards	•	Vest in full in the event of death or disability.
	•	Awards granted prior to April 2014 would vest in full upon a Honeywell Change in Control.
•

Awards granted after April 2014 that are assumed by the successor in a Honeywell Change in Control would only vest if a participant’s employment is terminated by the successor without cause or by the participant with good reason within two years following the Honeywell Change in Control.

Growth Plan Awards	•

In the event of death or disability, the 2014-2015 GPUs would be paid out, in full, based on actual performance determined at the end of the performance cycle and payment would be made no later than the 15th day of the third month following the end of the performance cycle.

•

In the event of a Honeywell Change in Control, the 2014-2015 GPUs would be payable in full based on actual performance. Payment would be made in a lump sum within 90 days of the Honeywell Change in Control.

Certain Benefits and Perquisites	•	Health and welfare coverage is continued during the severance period at active employee contribution rates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Honeywell beneficially owns all the outstanding shares of our common stock. After the Spin-Off, Honeywell will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;
•	each of our directors following the Spin-Off;
•	each of our named executive officers as defined in Item 402(A)(3) of Regulation S-K; and
•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Honeywell common stock on August 31, 2016, giving effect to a distribution ratio of one share of our common stock for every 25 shares of Honeywell common stock he, she or it held.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that 30.5 million shares of our common stock will be issued and outstanding, based on the approximately 763.2 million shares of Honeywell common stock outstanding on August 18, 2016. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on September 16, 2016, the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Jonathan Bellamy	849	*
Paul E. Huck	0	*
Darrell K. Hughes	0	*
Erin N. Kane	457	*
Todd D. Karran	0	*
Michael L. Marberry	1	*
Michael Preston	1,104	*
John M. Quitmeyer	498	*
Daniel F. Sansone	0	*
Sharon S. Spurlin	0	*
All directors and executive officers as a Group (10 persons)	2,909	*
Principal Stockholders:
BlackRock, Inc.(1)	1,801,503	5.8%
55 East 52nd Street
New York, NY 10022
The Vanguard Group(2)	1,667,540	5.4%
100 Vanguard Blvd.
Malvern, PA 19355

*	Represents beneficial ownership of less than one percent of the outstanding common stock.
(1)

Based on a Schedule 13G/A filed by BlackRock Inc. regarding its holdings in Honeywell with the SEC on January 26, 2016. BlackRock Inc. has sole voting power in respect of 38,134,550 shares and sole dispositive power in respect of 45,031,272 shares.

(2)

Based on a Schedule 13G filed by Vanguard Group Inc. regarding its holdings in Honeywell with the SEC on February 11, 2016. The Vanguard Group and certain related entities have sole voting power in respect of 1,428,719 shares and sole dispositive power in respect of 40,175,758 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Honeywell

In order to govern the ongoing relationships between us and Honeywell after the Spin-Off and to facilitate an orderly transition, we and Honeywell intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Honeywell will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Honeywell.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Honeywell before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Honeywell regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Honeywell following the Spin-Off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Honeywell so that we and Honeywell retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement generally provides that the assets comprising our business will consist of those owned or held by us or those primarily related to our current business and operations. The liabilities we will assume in connection with the Spin-Off will generally consist of those related to the past and future operations of our business, including our three current manufacturing locations and the other locations used in our current operations. Honeywell will retain assets and assume liabilities related to former business locations or the operation of our former business. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Honeywell.

Internal Transactions

The Separation and Distribution Agreement will describe certain actions related to our separation from Honeywell that will occur prior to the Distribution such as the formation of our subsidiaries and certain other internal restructuring actions to be taken by us and Honeywell, including the contribution by Honeywell to us of the assets and liabilities that comprise our business.

Intercompany Arrangements

All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Honeywell, on the other hand, will terminate effective as of the date on which Honeywell contributes to us the assets and liabilities that comprise our business, except specified agreements and arrangements that are intended to survive the Distribution.

Credit Support

We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Honeywell or any of its affiliates for the benefit of us or any of our affiliates.

Representations and Warranties

In general, neither we nor Honeywell will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is”, “where is” basis.

Further Assurances

The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution

The Separation and Distribution Agreement will govern Honeywell’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Honeywell will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Honeywell stockholders based on the distribution ratio. The Honeywell Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off. In addition, Honeywell may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution.

Conditions

The Separation and Distribution Agreement will also provide that several conditions must be satisfied or, to the extent permitted by law, waived by Honeywell in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off”.

Exchange of Information

We and Honeywell will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Honeywell will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Intellectual Property Restrictions and Licenses

We will agree not to assert our intellectual property rights against Honeywell or (with limited exceptions) act to impair Honeywell’s intellectual property rights, and Honeywell will agree not to assert its intellectual property rights against us or (with limited exceptions) act to impair our intellectual property rights, in each case for a period of five years. We will grant to Honeywell, and Honeywell will grant to us, a perpetual royalty-free license to certain intellectual property that has historically been shared between us and Honeywell and we will agree to negotiate a commercial license with Honeywell under other intellectual property rights in the event either we or Honeywell determine such rights are necessary in order to pursue new projects in the ordinary course of business. These restrictions and licenses will be binding on future licensees or assignees of our and Honeywell’s intellectual property rights.

Termination

The Honeywell Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims

We and Honeywell will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification

We and Honeywell will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Honeywell’s respective businesses. The amount of either Honeywell’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Honeywell will provide us, and we will provide Honeywell, with specified services, including information technology, financial, human resources and labor, health, safety and environmental, sales, product stewardship, operational and manufacturing support, procurement, customer support, supply chain and logistics and legal and contract and other specified services, for a limited time to help ensure an orderly transition following the Distribution. For a limited time after the Spin-Off, we may request that additional services in the same functional categories as the specified services be provided by Honeywell to us so long as such additional services were provided historically by Honeywell to our business. The services are generally intended to be provided for a period no longer than 24 months following the Distribution. Each of the parties agrees to use its commercially reasonable efforts to take any actions necessary or advisable for it to be able to provide the services for itself as soon as practicable after the Spin-Off. Each party may terminate the agreement in its entirety in the event of a material breach of the agreement by the other party that is not cured within a specified time period. Each recipient party may also terminate the services on an individual basis upon prior written notice to the party providing the service.

As specified under the Transition Services Agreement, the service provider is generally reimbursed for its direct cost, in addition to an approximately 5% margin on such direct costs, providing the service, which may not necessarily be reflective of prices that could have been obtained for similar services from an independent third-party. The cost of the services to be provided by each party is not expected to be material.

We have agreed to hold Honeywell harmless from any damages arising out of Honeywell’s provision of the services unless such damages are the result of Honeywell’s willful misconduct, gross negligence or breach of certain provisions of the agreement. Additionally, Honeywell’s liability is generally subject to a cap in the amount of fees actually received by Honeywell from us in connection with the provision of the services. We also generally indemnify Honeywell for all liabilities arising out of Honeywell’s provision of the services unless such liabilities are the result of Honeywell’s willful misconduct or gross negligence, in which case, Honeywell indemnifies us for such liabilities. These indemnification and liability terms are customary for agreements of this type.

Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on Honeywell for the transition services it will provide us as quickly as possible following the Spin-Off. We have the right under the Transition Services Agreement to terminate our receipt of any service once we develop the internal capabilities to provide the service on a standalone basis, subject to certain limitations.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Honeywell that will govern the respective rights, responsibilities and obligations of Honeywell and us after the Distribution with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Tax Matters Agreement will generally provide that Honeywell will indemnify us for taxes relating to tax periods prior to the Distribution. Honeywell will have the right to control any audit or contest relating to these taxes. In addition, the Tax Matters Agreement will provide that we will be required to indemnify Honeywell for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal income tax law where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with the Spin-Off, (b) the application of certain provisions of U.S. federal income tax law to these transactions or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement or other ancillary agreements) we take after the Distribution that gives rise to these taxes. Honeywell will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but will not be permitted to settle any such audit or contest without our consent (which we may not unreasonably withhold or delay).

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, redemptions or repurchases, business combinations, sales of assets, and similar transactions) that will be designed to address compliance with Section 355 of the Code and preserve the tax-free nature of the Spin-Off. These restrictions will apply for the two-year period after the Distribution. Under the Tax Matters Agreement, these restrictions will apply unless Honeywell gives its consent for us to take a restricted action, which it is permitted to grant or withhold at its sole discretion. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Honeywell that will address employment and employee compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated prior to the Spin-Off. In general, Honeywell will generally retain all employment and employee compensation and benefits-related liabilities that relate to periods prior to the Spin-Off, and we will generally be responsible for all employment and employee compensation and benefits-related liabilities relating to our employees and other service providers that relate to periods on and following the Spin-Off. Specifically, Honeywell will retain assets and liabilities with respect to our employees under the Honeywell pension plan and the Honeywell nonqualified and deferred compensation plans. Generally, each of our employees will cease active participation in Honeywell compensation and benefit plans as of the Spin-Off, with the exception of any continued participation pursuant to the terms of the Transition Services Agreement. The Employee Matters Agreement also provides that we will establish certain compensation and benefit plans for the benefit of our employees following the Spin-Off, including a 401(k) savings plan, which will accept direct rollovers of account balances from the Honeywell 401(k) savings plan for any of our employees who elect to do so. Generally, following the Spin-Off, we will assume and be responsible for any annual bonus payments, including with respect to the year in which the Spin-Off occurs, and any other cash-based incentive or retention awards, other than GPUs outstanding at the time of the Spin-Off, to our current and former employees. Honeywell long-term incentive compensation awards, including stock options, RSUs and GPUs, held by AdvanSix employees will be treated as described in “Compensation Discussion and Analysis—Details on Program Elements and Related 2015 Compensation Decisions—Long-Term Incentive Compensation”. The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and described above. In addition, the Employee Matters Agreement provides that we will indemnify Honeywell for any liabilities associated with the active participation of our current and former employees in Honeywell’s benefit plans following the Distribution Date.

Site Sharing and Services Agreements

In addition to the above agreements, we intend to enter into site sharing and services agreements with Honeywell, pursuant to which (1) we will provide a long-term lease to Honeywell at our Chesterfield, Virginia facility where Honeywell produces Spectra™ advanced fibers and composite materials, (2) Honeywell will provide us with a long-term lease at Honeywell’s Colonial Heights, Virginia facility which serves as one of our R&D and engineering centers and (3) Honeywell will provide us with a long-term lease at Honeywell’s Pottsville, Pennsylvania facility where we produce advanced biaxially oriented nylon film under the Capran® trademark. Each of these leases will allow the applicable tenant to access and use a portion of the property in a manner and for the purposes that are consistent with such party’s use immediately prior to the Spin-Off. Under each agreement, the facility owner—Honeywell in the case of Pottsville and Colonial Heights and AdvanSix in the case of Chesterfield—will provide the other party a range of site maintenance, security and support services similar to what a tenant would customarily expect in a multi-tenant facility. Each tenant is responsible for its own on-site commercial and manufacturing activities. Lease payments were determined using arms-length, industrial leasing rates applicable in each geography. The lease payments may be increased based on the fair market rental value of the rented premises under certain circumstances. Site maintenance, security and support services are provided at each party’s direct costs. Each agreement has an initial term of approximately two years, which renews automatically for successive two year terms unless earlier terminated pursuant to the terms of the agreement. Either party may terminate upon two years prior written notice to the extent that the continuation of the Agreement is no longer commercially feasible. Additionally, the applicable tenant under each agreement may terminate the agreement upon 12-months prior written notice received by a specified date within each term.

Other Arrangements

We intend to supply Honeywell’s requirements for acetaldehyde oxime (“AAO”) and 2-pentanone oxime (“2PO”) under a two year, fixed cost supply agreement. For the year ended December 31, 2015, our AAO/2PO product sales to Honeywell generated $9.1 million in sales and represented 0.7% of our 2015 total sales. Both products are currently manufactured by us in Hopewell, Virginia. No additional production equipment or expansions are required to supply these products to Honeywell. The two chemicals are sold by Honeywell’s Specialty Chemicals business primarily into the agricultural and sealant sectors.

Prior to the Spin-Off, we have had various other arrangements with Honeywell, including arrangements whereby Honeywell has provided us with finance, human resources, legal, information technology, general insurance, risk management and other corporate functions as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Basis of Presentation”. As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Honeywell to be material.

Policy and Procedures Governing Related Party Transactions

Prior to the completion of the Spin-Off, our Board will adopt a written policy regarding the review, approval and ratification of transactions with related persons. We anticipate that this policy will provide that our Nominating and Governance Committee review each of AdvanSix’s transactions involving an amount exceeding $120,000 and in which any “related person” had, has or will have a direct or indirect material interest. In general, “related persons” are our directors, director nominees, executive officers and stockholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. We expect that our Nominating and Governance Committee will approve or ratify only those transactions that are fair and reasonable to AdvanSix and in our and our stockholders’ best interests.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution, Honeywell, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, which are filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 200 million shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding

Immediately following the Spin-Off, we estimate that approximately 30.5 million shares of our common stock will be issued and outstanding, based on approximately 763.2 million shares of Honeywell common stock outstanding as of August 18, 2016. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Honeywell common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Honeywell’s equity plans and any repurchases of Honeywell shares by Honeywell pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Additionally, the terms of the indebtedness we intend to incur in connection with the Spin-Off may limit our ability to pay cash dividends. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness will limit our ability to pay dividends on our common stock.”

Voting Rights

The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

•

Classified board. Our Amended and Restated Certificate of Incorporation will provide that, until the annual stockholder meeting in the year that is three years after the Spin-Off, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Distribution, which we expect to hold in 2017. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2018, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2019. Commencing with the first annual meeting following the Distribution, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2020 annual meeting. Beginning at the 2020 annual meeting, all of our directors will stand for election each year for annual terms, and our board will therefore no longer be divided into three classes. Before our Board is declassified, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, while the classified board is in effect, these provisions could discourage a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

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Removal. Our Amended and Restated Certificate of Incorporation will provide that (i) prior to our Board being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of our voting stock.

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Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue, without any further vote or action by the stockholders, up to 50 million shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

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No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

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Special Stockholder Meetings. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws will provide that only our Chief Executive Officer and a majority of our directors will be able to call a special meeting of stockholders. Stockholders will not be permitted to call a special meeting or to require our Board to call a special meeting.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper notice must be given, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting. In the case of special meetings, proper notice must be given no earlier than the 90th day prior to the relevant meeting and no later than the later of the 60th day prior to such meeting or the 10th day following the public announcement of the meeting. Such notice must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director or a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business and a representation as to whether such stockholder intends to solicit proxies.

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Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation will not provide for cumulative voting.

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Amendments to Certificate of Incorporation and By-Laws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend the company’s certificate of incorporation unless the company’s certificate of incorporation provides a higher threshold, and our Amended and Restated Certificate of Incorporation will not provide for a higher threshold. Our Amended and Restated Certificate of Incorporation will provide that our Amended and Restated By-Laws may be amended by our Board or by the affirmative vote of holders of at least two-thirds of our voting stock.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our Amended and Restated Certificate of Incorporation will include such an exculpation provision. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors, officers or employees for monetary damages for actions taken as a director, officer, employee or agent of AdvanSix, or for serving at the AdvanSix request as a director, officer, employee or agent at another corporation or enterprise, as the case may be. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation will also provide that we must indemnify and advance reasonable expenses to our directors, officers and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Amended and Restated By-Laws will expressly authorize us to carry directors’ and officers’ insurance to protect AdvanSix, its directors, officers and employees for some liabilities.

The limitation of liability and indemnification provisions that will be included in our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Our Amended and Restated Certificate of Incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of AdvanSix, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of AdvanSix to AdvanSix or AdvanSix’s stockholders, any action asserting a claim arising pursuant to the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services.

Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “ASIX.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Honeywell’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations
AdvanSix Inc.
115 Tabor Road
Morris Plains, NJ 07950
(973) 455-2000

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Honeywell International Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of the Resins & Chemicals Business of Honeywell International Inc. at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, NJ
March 14, 2016, except for the effect of the inclusion of an additional product line within the Resins & Chemicals Business of Honeywell International Inc. and the revision as discussed in Note 1 to the combined financial statements, as to which the date is July 25, 2016

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013
Sales	$1,329,409	$1,790,372	$1,766,586
Costs, expenses and other:
Costs of goods sold	1,179,651	1,607,028	1,530,705
Selling, general and administrative expenses	52,398	53,931	53,416
Other non-operating, net	(2,877)	(2,634)	(1,828)

	1,229,172	1,658,325	1,582,293
Income before taxes	100,237	132,047	184,293
Income taxes	36,461	48,189	65,547

Net income	$63,776	$83,858	$118,746

The Notes to Combined Financial Statements are an integral part of this Statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013
Net income	$63,776	$83,858	$118,746
Foreign exchange translation adjustment	(1,390)	(283)	552
Commodity hedges	2,865	(1,332)	(4)

Other comprehensive income (loss), net of tax	1,475	(1,615)	548

Comprehensive income	$65,251	$82,243	$119,294

The Notes to Combined Financial Statements are an integral part of this Statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Accounts and other receivables—net	127,545	167,334
Inventories	150,231	155,252
Deferred income taxes	—	6,448
Other current assets	4,443	2,623

Total current assets	282,219	331,657
Property, plant, equipment—net	527,542	468,761
Goodwill	15,005	15,005
Other assets	16,220	7,625

Total assets	$840,986	$823,048

LIABILITIES
Current liabilities:
Accounts payable	$192,733	$232,775
Accrued liabilities	25,114	24,775
Deferred income and customer advances	25,207	31,989

Total current liabilities	243,054	289,539
Deferred income taxes	114,910	111,445
Other liabilities	3,952	5,309

Total liabilities	$361,916	$406,293

CONTINGENCIES (Note 10)
EQUITY
Invested equity	482,809	421,969
Accumulated other comprehensive loss	(3,739)	(5,214)

Total equity	479,070	416,755

Total liabilities and equity	$840,986	$823,048

The Notes to Combined Financial Statements are an integral part of this Statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$63,776	$83,858	$118,746
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,410	33,608	37,234
Loss on sale of assets	1,308	1,688	1,312
Deferred income taxes	9,913	16,958	6,874
Changes in assets and liabilities:
Accounts and other receivables	38,399	10,657	(29,798)
Inventories	5,021	(27,034)	(20,955)
Accounts payable	(38,689)	43,346	5,096
Accrued liabilities	500	(2,167)	(329)
Deferred income and customer advances	(6,783)	28,956	525
Other assets and liabilities	(8,319)	(1,446)	1,290
Net cash provided by operating activities	101,536	188,424	119,995
Cash flows from investing activities:
Expenditures for property, plant and equipment	(97,144)	(101,382)	(73,912)
Other investing activities	(1,086)	(818)	(426)
Net cash (used for) investing activities	(98,230)	(102,200)	(74,338)
Cash flows from financing activities:
Net (decrease) in invested equity	(2,936)	(86,060)	(45,525)
Other financing activities	(370)	(164)	(132)
Net cash (used for) financing activities	(3,306)	(86,224)	(45,657)
Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at the end of period	$—	$—	$—

Supplemental non-cash investing activities:
Capital expenditures included in Accounts Payable	$22,282	$23,634	$20,987

The Notes to Combined Financial Statements are an integral part of this Statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF EQUITY
(Dollars in thousands)

	Invested Equity	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2012	$350,949	$(4,146)	$346,803
Net income	118,746		118,746
Foreign exchange translation adjustments		548	548
Other comprehensive income (loss), net of tax		548	548
Change in invested equity	(45,525)		(45,525)

Balance at December 31, 2013	424,170	(3,598)	420,572
Net income	83,858		83,858
Foreign exchange translation adjustments		(283)	(283)
Commodity hedges		(1,333)	(1,333)
Other comprehensive income (loss), net of tax		(1,616)	(1,616)
Change in invested equity	(86,059)		(86,059)

Balance at December 31, 2014	421,969	(5,214)	416,755
Net income	63,776		63,776
Foreign exchange translation adjustments		(1,390)	(1,390)
Commodity hedges		2,865	2,865
Other comprehensive income (loss), net of tax		1,475	1,475
Change in invested equity	(2,936)		(2,936)

Balance at December 31, 2015	$482,809	$(3,739)	$479,070

The Notes to Combined Financial Statements are an integral part of this Statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)

Note 1. Organization, Operations and Basis of Presentation

The Resins & Chemicals business (“Resins & Chemicals”, “the Business”, “we” or “our”) of Honeywell International Inc. (“Honeywell” or the “Parent”) is an integrated manufacturer of a variety of intermediate materials, primarily including nylon resins, caprolactam, ammonium sulfate fertilizers and other chemical intermediates, which represented approximately 27%, 25% and 25%, 18%, 21% and 21%, 25%, 20% and 22% and 30%, 34% and 32% of our total 2015, 2014 and 2013 sales, respectively. These materials are used by Resins & Chemicals’ customers to produce a variety of products, including carpet, textiles, engineering plastics, industrial filament, packaging applications and high-value crops. Resins & Chemicals is a single reportable segment and is primarily located in North America, operating through three integrated manufacturing sites located in Frankford, Pennsylvania, Hopewell, Virginia and Chesterfield, Virginia.

We evaluated segment reporting in accordance with ASC 280. We concluded that AdvanSix operates in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the chief operating decision maker (“CODM”) to make decisions about resource allocation and performance assessment. Resins & Chemicals’ operations are managed as one integrated process spread across three manufacturing sites, including centralized supply chain and procurement functions. The production process is dependent upon one key raw material, cumene, as the input to the manufacturing of all finished goods produced for sale through the sales channels and end markets the Business serves. Production rates and output volumes are managed across all three plants jointly to align with the overall Business operating plan. The CODM makes operational performance assessments and resource allocation decisions on a consolidated basis, inclusive of all of the Business’s products.

These Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of Resins & Chemicals as they were historically managed in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the second quarter of 2016, Honeywell decided to include an additional product line, within the nylon resins product category, in the AdvanSix business subject to the Spin-Off transaction. This has been accounted for as a change in reporting entity and therefore, we have retroactively reflected the historical carrying values and the related activities of this product line in all periods within our Combined Financial Statements, including related allocations. The impact to the Combined Statement of Operations for 2015 was a $37,000 increase to Revenue, $41,000 increase to Cost of goods sold and a $4,000 decrease to Net income. The impact to the Combined Balance sheet for 2015 was a $19,000 increase to Assets and a $5,000 increase to Liabilities. The impact to the Combined Statement of Operations for 2014 was a $39,000 increase to Revenue, $39,000 increase to Cost of goods sold and a $2,000 decrease to Net income. The impact to the Combined Balance sheet for 2014 was a $20,000 increase to Assets and a $8,000 increase to Liabilities. The impact to the Combined Statement of Operations for 2013 was a $42,000 increase to revenue, $42,000 increase to cost of goods sold and a $3,000 decrease to net income.

Subsequent to the initial Form 10 filing, which included the Company’s Combined Financial Statements, management determined that it had incorrectly accounted for certain revenue transactions. The Combined Statements of Operations and Combined Balance Sheets for the periods presented, specifically 2014 and 2015, have been corrected to reflect an immaterial revision to Revenue. The revision is not material to the previously issued Combined Financial Statements, however the Company has corrected the previously issued Combined Financial Statements. Related amounts within the footnotes have been corrected to reflect these changes as well. The impact to the Combined Statement of Operations for 2015 was a $9,200 reduction to Revenue and a $9,000 reduction to Cost of goods sold. The impact to the Combined Statement of Operations for 2014 was a $320 reduction to Revenue and a $280 reduction to Cost of goods sold.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

All intracompany transactions have been eliminated. As described in Note 3, all significant transactions between the Business and Honeywell have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as invested equity.

Honeywell uses a centralized approach to cash management and financing of its operations. The majority of the Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. This arrangement is not reflective of the manner in which the Business would have been able to finance its operations had it been a stand-alone business separate from Honeywell during the periods presented. Cash transfers to and from Honeywell’s cash management accounts are reflected within invested equity.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise allocable to Resins & Chemicals. The cash and cash equivalents held by Honeywell at the corporate level are not specifically identifiable to Resins & Chemicals and therefore were not allocated for any of the periods presented. Honeywell third-party debt and the related interest expense have not been allocated for any of the periods presented as Honeywell’s borrowings were not directly attributable to Resins & Chemicals.

Honeywell provides certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. When not specifically identifiable, legal and accounting costs were allocated on the basis of revenues, information technology and human resources were allocated on the basis of headcount and other infrastructure support was allocated on the basis of revenue. The Business and Honeywell consider these allocations to be a reasonable reflection of the benefits received by the Business. However, the financial information presented in these Combined Financial Statements may not reflect the combined financial position, operating results and cash flows of the Business had the Business been a separate stand-alone entity during the periods presented. Actual costs that would have been incurred if the Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Both we and Honeywell consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Business during the periods presented.

Note 2. Summary of Significant Accounting Policies

Principles of Combination—The Resins & Chemicals Combined Financial Statements have been prepared on a standalone basis and include operating units of Honeywell and wholly owned direct and indirect subsidiaries and entities in which Honeywell has a controlling financial interest. Any equity investments that we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee’s activities are accounted for using the equity method.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity to the Business of three months or less.

Commodity Price Risk Management—Our exposure to market risk for commodity prices can result in changes in our cost of production. We primarily mitigate our exposure to commodity price risk through the use of long-term, fixed-price contracts with our suppliers and formula price agreements with suppliers and customers. Our customer agreements provide for price adjustments

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

based on relevant market indices and raw material prices, and generally they do not include take-or-pay terms. Instead, each customer agreement, the majority of which have a term of at least one year, is typically determined by monthly or quarterly volume estimates. We also enter into forward commodity contracts with third parties designated as hedges of anticipated purchases of several commodities. Forward commodity contracts are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized.

Inventory Adjustments—Substantially all of the Business’s inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method. The Business includes spare and other parts in inventory which are used in support of production or production facilities operations and are valued based on weighted average cost.

Property, Plant, Equipment—Property, plant, equipment are recorded at cost, including any asset retirement obligations, less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 30 to 50 years for buildings and improvements and 7 to 40 years for machinery and equipment. Our machinery and equipment includes (1) assets used in short production cycles or subject to high corrosion, such as instrumentation, controls and insulation systems with useful lives up to 15 years, (2) standard plant assets, such as boilers and railcars, with useful lives ranging from 15 to 30 years and (3) major process equipment that can be used for long durations with effective preventative maintenance and repair, such as cooling towers, compressors, tanks and turbines with useful lives ranging from 30 to 40 years. Recognition of the fair value of obligations associated with the retirement of tangible long-lived assets is required when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset’s useful life.

Long-Lived Assets—The Business evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Business evaluates events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends, and economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in the Business’s Combined Statements of Operations. The Business also evaluates the estimated useful lives of long-lived assets if circumstances warrant and revises such estimates based on current events.

Goodwill—Goodwill is subject to impairment testing annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. We completed our annual goodwill impairment test as of March 31, 2015 and determined that there was no impairment as of that date. The Business had goodwill of $15,005 as of December 31, 2015 and 2014.

Sales Recognition—Sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Resins & Chemicals is a ship and bill operation recognizing revenue when title transfers at FOB shipping point. For domestic sales, title transfers at point of shipment. For international sales, title transfers at point of shipment or from the port of departure to the customer’s location. Outbound shipping costs are incurred by Resins & Chemicals and included as freight expense in Costs of goods sold in the Combined Statements of Operations.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Environmental—The Business accrues costs related to environmental matters when it is probable that we have incurred a liability related to a contaminated site and the amount can be reasonably estimated.

Deferred Income and Customer Advances—Resins & Chemicals has an annual pre-buy program for ammonium sulfate that is classified as Deferred income and customer advances in the Combined Balance Sheets. Customers pay cash in advance to reserve capacity for ammonium sulfate to guarantee product availability during peak planting season. The Business recognizes a customer advance when cash is received for the advanced buy. Revenue is then recognized and the customer advance is relieved upon title transfer of ammonium sulfate.

Trade Receivables and Allowance for Doubtful Accounts—Trade accounts receivables are recorded at the invoiced amount as a result of transactions with customers. The Business maintains allowances for doubtful accounts for estimated losses as a result of customer’s inability to make required payments. The Business estimates anticipated losses from doubtful accounts based on days past due, as measured from the contractual due date, historical collection history and incorporates changes in economic conditions that may not be reflected in historical trends for example, customers in bankruptcy, liquidation or reorganization. Receivables are written-off against the allowance for doubtful accounts when they are determined uncollectible. Such determination includes analysis and consideration of the particular conditions of the account, including time intervals since last collection, customer performance against agreed upon payment plans, success of outside collection agencies activity, solvency of customer and any bankruptcy proceedings.

Research and Development—The Business conducts research and development (“R&D”) activities, which consist primarily of the development of new products and product applications. R&D costs are charged to expense as incurred. Such costs are included in Costs of goods sold and were $12,807, $13,003, and $13,446 for the years ended December 31, 2015, 2014, and 2013, respectively.

Pension Benefits—Our employees participate in a defined benefit pension plan (the “Shared Plan”) sponsored by Honeywell which includes participants of other Honeywell subsidiaries and operations. We account for our participation in the Shared Plan as multiemployer benefit plan. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plan. The related pension expense is allocated to the Business based on annual service cost of active participants and reported within Costs of goods sold and Selling, general and administrative expenses in the Combined Statements of Operations. The pension expense related to our participation in the Shared Plan for the years ended December 31, 2015, 2014 and 2013 was $10,215, $9,249 and $9,643, respectively.

Foreign Currency Translation—Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss in our Combined Financial Statements.

Income Taxes—Income taxes as presented are calculated on a separate tax return basis modified to apply the benefits-for-loss approach and may not be reflective of the results that would have occurred if tax returns were filed on a stand-alone basis. In applying the benefits-for-loss methodology, the tax provision was computed as if the Business filed tax returns on a separate tax return basis independent of other Honeywell businesses with an adjustment to reflect a tax benefit for losses generated by the Business but utilized by other Honeywell businesses in a combined tax filing. Given that the taxpaying entities in which the Business operates will be retained by Honeywell subsequent to the Spin-Off transaction, all tax payables and attributes, such as tax credit and tax loss carryforwards, associated with these entities will also be retained by Honeywell whether or not such attribute was generated in whole or in part by the Business. As a result, the taxes

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

payable and attributes that relate to the Business’s operations are recorded and settled through intercompany accounts with Honeywell since they are attributable to the taxable entity to be retained by Honeywell. Accordingly, a tax attribute, such a tax loss, generated by the Business but utilized by Honeywell, will reduce the intercompany payable to Honeywell and be recorded as a current tax benefit in the calculation of the tax provision.

We believe applying the separate tax return method modified to apply the benefits-for-loss approach is more appropriate than carrying the tax attribute forward since the attribute no longer exists, nor will the attribute be included in the assets and liabilities of the Business subsequent to the Spin-Off transaction. Furthermore, the amount of the attributes that were generated by the Business but utilized by Honeywell are not material to the overall financial statements.

Significant judgment is required in evaluating tax positions. We establish additional reserves for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, Honeywell and its subsidiaries are examined by various federal, state and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a change in estimate become known.

Invested Equity—Invested equity represents the accumulation of our net earnings over time, including share-based compensation expense recorded, cash transferred to and from Honeywell, and net intercompany receivables and payables between the Business and Honeywell. Share-based compensation expense relates to stock options and restricted stock units awarded to key employees of the Business as part of Honeywell’s incentive compensation plans. Such share-based compensation expense was $562, $469 and $406 for the years ended December 31, 2015, 2014 and 2013, respectively.

Use of Estimates—The preparation of the Business’s Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the Combined Financial Statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of changes are reflected in the Combined Financial Statements in the period they are determined to be necessary.

Recent Accounting Pronouncements—We consider the applicability and impact of all recent accounting standards updates (“ASU’s”). ASU’s not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the combined financial position or results of operations.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard on accounting for leases which requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The new standard also requires disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will be effective for interim and annual periods beginning after December 15, 2018 (early adoption is permitted). The new standard should be applied under a modified retrospective approach. We are evaluating the impact of the new standard on our Combined Financial Statements and related disclosures.

In November 2015, the FASB issued guidance to simplify the presentation of deferred income taxes by permitting classification of all deferred tax assets and liabilities as noncurrent on the Combined Balance Sheets. The Business has elected to early adopt the guidance on a prospective

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

basis effective with the Combined Balance Sheets as of December 31, 2015. This is a change from the Business’s historical presentation whereby certain deferred tax assets and liabilities were classified as current and the remainder were classified as non-current. Adoption of the guidance resulted in a reclassification of $8,470 from current assets within the Combined Balance Sheets as of December 31, 2015.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The effective date was deferred for one year to the interim and annual periods beginning on or after December 15, 2017. Early adoption is permitted as of the original effective date—interim and annual periods beginning on or after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are currently evaluating the impact of the amended guidance on our Combined Financial Statements and related disclosures.

Note 3. Related Party Transactions with Honeywell

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Honeywell.

Honeywell provided certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. When not specifically identifiable, legal and accounting costs were allocated on the basis of revenues, information technology and human resources were allocated on the basis of headcount and other infrastructure support was allocated on the basis of revenue. The Business and Honeywell consider the allocations to be a reasonable reflection of the benefits received by the Business. During the years ended December 31, 2015, 2014 and 2013, Resins & Chemicals was allocated $49,292, $57,171 and $56,846, respectively, of general corporate expenses incurred by Honeywell and such amounts are included within Costs of goods sold and Selling, general and administrative expenses in the Combined Statements of Operations. Also included in the Combined Statements of Operations are costs related to shared facilities and related expenses. As certain expenses reflected in the Combined Financial Statements include allocations of corporate expenses from Honeywell, these statements could differ from those that would have been prepared had Resins & Chemicals operated on a stand-alone basis.

All significant intercompany transactions between the Business and Honeywell have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. Sales to Honeywell during the years ended December 31, 2015, 2014 and 2013 were $9,071, $8,585, and $2,238, respectively. Of these sales, $7,736, $8,362 and $0 were sold to Honeywell at zero margin during the years ended December 31, 2015, 2014 and 2013, respectively. Costs of goods sold to Honeywell during the years ended December 31, 2015, 2014, and 2013 were $288, $378, and $282, respectively. Purchases from Honeywell during the years ended 2015, 2014 and 2013 were $4,694, $5,140 and $4,295, respectively. The total net effect of the settlement of these intercompany transactions is reflected in the

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as invested equity.

Honeywell uses a centralized approach to cash management and financing of its operations. The Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. Net transfers to and from Honeywell are included within invested equity on the Combined Statements of Equity. The components of the net transfers to and from Honeywell as of December 31, 2015, 2014 and 2013 are as follows:

	Years Ended December 31,
	2015	2014	2013
Cash pooling and general financing activities	$(84,312)	$(187,975)	$(169,975)
Sales to Honeywell	(9,071)	(8,585)	(2,238)
Purchases from Honeywell	4,694	5,140	4,295
Corporate allocations	49,292	57,171	56,846
Income tax expense	36,461	48,189	65,547

Net decrease in invested equity	$(2,936)	$(86,060)	$(45,525)

Note 4. Income Taxes

	Years Ended December 31,
	2015	2014	2013
Income before taxes
U.S.	$103,115	$132,852	$180,852
Non-U.S.	(2,878)	(805)	3,441

	$100,237	$132,047	$184,293

Income taxes

Income taxes consist of:

	Years Ended December 31,
	2015	2014	2013
Current Provision:
Federal	$23,023	$26,502	$48,567
State	4,241	4,875	9,070
Non-U.S.	(716)	(146)	1,036

	$26,548	$31,231	$58,673

Deferred Provision:
Federal	$8,372	$14,333	$5,929
State	1,527	2,614	1,081
Non-U.S.	14	11	(136)

	9,913	16,958	6,874

	$36,461	$48,189	$65,547

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

The U.S. federal statutory income tax rate is reconciled to the effective income tax rate as follows:

	Years Ended December 31,
	2015	2014	2013
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
U.S. state income taxes	3.7%	3.7%	3.6%
Manufacturing incentives	(2.6%)	(2.3%)	(3.1%)
Tax rate differential on non-U.S. earnings	0.3%	0.1%	0.1%

	36.4%	36.5%	35.6%

The effective tax rate decreased by 0.1 percentage points in 2015 compared to 2014. The year over year decrease was primarily attributable to increased benefits from manufacturing incentives. The effective tax rate was higher than the U.S. federal statutory rate of 35% primarily due to state taxes, partially offset by U.S. manufacturing incentives.

The effective tax rate increased by 0.9 percentage points in 2014 compared to 2013. The year over year increase was primarily attributable to fewer manufacturing incentives due to a decrease of overall income. The effective tax rate was higher than the U.S. federal statutory rate of 35% primarily due to state taxes, partially offset by U.S. manufacturing incentives.

Deferred tax assets (liabilities)

The tax effects of temporary differences which give rise to future income tax benefits and expenses are as follows:

	December 31,
	2015	2014
Deferred tax assets:
Deferred tax assets:
Accruals and reserves	$5,673	$6,180
Inventory	4,520	1,724
Other	184	215

Total deferred tax assets	$10,377	$8,119

Deferred tax liabilities:
Property, plant & equipment	$(123,574)	$(112,185)
Intangibles	(1,713)	(931)
Total deferred tax liabilities	(125,287)	(113,116)

Net deferred taxes	$(114,910)	$(104,997)

The vast majority of the net deferred taxes are related to U.S. operations. There were no material tax loss or tax credit carryforwards at December 31, 2015 or December 31, 2014.

U.S. federal income taxes have not been provided on undistributed earnings of the Business’s non-U.S. subsidiaries as it is our intention to reinvest these earnings into the respective subsidiaries. At December 31, 2015 we have not provided for U.S. federal income and non-U.S. withholding taxes on approximately $7,758 of such earnings of our non-U.S. operations. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be repatriated, and the amount of foreign tax credits that would be available to reduce or eliminate the resulting U.S. income tax liability.

For the years ended December 31, 2015 and 2014 there were no unrecognized tax benefits recorded by the Business.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Note 5. Accounts and Other Receivables—Net

	Years Ended December 31,
	2015	2014
Accounts receivables	$129,402	$165,705
Other	1,018	2,174

	130,420	167,879
Less—allowance for doubtful accounts	(2,875)	(545)

Total accounts and other receivables—net	$127,545	$167,334

Note 6. Inventories

	Years Ended December 31,
	2015	2014
Raw materials	$75,666	$95,534
Work in progress	56,025	64,813
Finished goods	35,508	38,527
Spares and other	21,528	20,717

	188,727	219,591
Reduction to LIFO cost basis	(38,496)	(64,339)

Total inventories	$150,231	$155,252

Note 7. Property, Plant, Equipment—Net

	Years Ended December 31,
	2015	2014
Land and improvements	$6,599	$6,599
Machinery and equipment	1,102,087	1,034,822
Buildings and improvements	152,765	144,467
Construction in progress	74,544	68,360

	1,335,995	1,254,248
Less—accumulated depreciation	(808,453)	(785,487)

Total property, plant, equipment—net	$527,542	$468,761

Depreciation expense was $35,703, $33,065 and $36,637 for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 8. Lease Commitments

The Business has entered into agreements to lease land, buildings and equipment. The operating leases have initial terms of up to 5 years with some containing renewal options subject to customary conditions.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Future minimum lease payments under operating leases having an initial or remaining non-cancellable lease terms in excess of one year are as follows:

At December 31,
2015
2016	$9,285
2017	7,440
2018	6,029
2019	3,768
2020	2,440
Thereafter	76,860

Total	$105,822

Rent expense was $15,984, $14,625 and $13,607 for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 9. Financial Instruments and Fair Value Measures

Credit and Market Risk—Financial instruments, including derivatives, expose the Business to counterparty credit risk for non-performance and to market risk related to changes in commodity prices. The Business manages its exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. The Business’s counterparties in derivative transactions are substantial investment and commercial banks with significant experience using such derivative instruments. The Business monitors the impact of market risk on the fair value and cash flows of its derivative and other financial instruments considering reasonably possible changes in exchange rates and restricts the use of derivative financial instruments to hedging activities.

The Business continually monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The terms and conditions of credit sales are designed to mitigate or eliminate concentrations of credit risk with any single customer. The Business has one major customer that accounts for approximately 16% of the Accounts and other receivables—net balance.

Commodity Price Risk Management—The Business exposure to market risk for commodity prices can result in changes in the cost of production. We primarily mitigate our exposure to commodity price risk through the use of long-term, fixed-price contracts with our suppliers and formula price agreements with suppliers and customers. We also enter into forward commodity contracts with third parties designated as hedges of anticipated purchases of natural gas. Forward commodity contracts are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized. At December 31, 2015 and 2014, we had contracts with notional amounts of $18,726 and $40,657, respectively, related to natural gas forward commodity agreements.

Fair Value of Financial Instruments—The FASB’s accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB’s guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

Inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Business’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2015 and 2014:

	Years Ended December 31,
	2015	2014
Liabilities:
Forward commodity contracts	$6,481	$3,365

The forward commodity contracts are valued using broker quotations, or market transactions in either the listed or over-the-counter markets. As such, these derivative instruments are classified within level 2 of the fair value hierarchy.

The carrying value of accounts receivables and payables contained in the Combined Balance Sheets approximates fair value.

Note 10. Commitments and Contingencies

The Business is subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising out of the conduct of the Business or other third parties in the normal and ordinary course of business, including matters relating to commercial transactions. A liability is recognized for any contingency that is probable of occurrence and reasonably estimable. The Business continually assesses the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on an analysis of each matter with the assistance of legal counsel and, if applicable, other experts.

Given the uncertainty inherent in such lawsuits, investigations and disputes, the Business does not believe it is possible to develop estimates of reasonably possible loss in excess of current accruals for these matters. Considering the Business’s past experience and existing accruals, the Business does not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on the Business’s combined financial position, results of operations or cash flows. Potential liabilities are subject to change due to new developments, changes in settlement strategy or the impact of evidentiary requirements, which could cause the Business to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on the Business’s combined results of operations or operating cash flows in the periods recognized or paid.

Note 11. Geographic Areas and Major Customers—Financial Data

	Net sales(1) Years Ended December 31,			Long-lived Assets(2) December 31,
	2015	2014	2013	2015	2014	2013
United States	$1,307,541	$1,760,059	$1,725,951	$527,278	$468,429	$399,083
Other International	21,868	30,313	40,635	264	332	402

	$1,329,409	$1,790,372	$1,766,586	$527,542	$468,761	$399,485

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)

(1)

Sales between geographic areas approximate market and are not significant. Sales are classified according to their country of origin. Included in U.S. sales are export sales of $350,301, $480,358 and $505,519 for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)	Long-lived assets are comprised of property, plant and equipment—net.

Our largest customer is Shaw Industries Group Inc. (“Shaw”), one of the world’s largest consumers of caprolactam and Nylon 6 resin. We sell Nylon 6 resin and caprolactam to Shaw under a long-term contract. In 2015, 2014 and 2013, our sales to Shaw were 16%, 19% and 17%, respectively, of our total sales. We typically sell to our other customers under short-term contracts with one- to two-year terms or by purchase orders.

Note 12. Subsequent Events

The Combined Financial Statements of the Business are derived from the financial statements of Honeywell, which issued its annual financial statements for the year ended December 31, 2015 on February 12, 2016. Accordingly, the Business has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 12, 2016. Additionally, the Business has evaluated transactions and other events that occurred through the issuance of these Combined Financial Statements, March 14, 2016, for purposes of disclosure of unrecognized subsequent events. No significant subsequent events were noted.

Subsequent Events—Unaudited

On May 12, 2016, Honeywell announced plans for the complete legal and structural separation of the AdvanSix Business from Honeywell. Honeywell will distribute all of its equity interest in AdvanSix, consisting of all of the outstanding shares of our common stock, to holders of Honeywell’s common stock on a pro rata basis. Following the Spin-Off, Honeywell will not own any equity interest in AdvanSix, and it will operate independently from Honeywell. No approval of Honeywell’s stockholders is required in connection with the Spin-Off, and Honeywell’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Honeywell Board’s waiver, of a number of conditions. In addition, Honeywell has the right not to complete the Spin-Off if, at any time, the Honeywell Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Honeywell or its stockholders or is otherwise not advisable.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF OPERATIONS
(Dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Sales	$308,418	$367,441	$608,248	$677,670
Costs, expenses and other:
Costs of goods sold	273,820	315,527	519,379	610,210
Selling, general and administrative expenses	10,876	13,208	22,254	24,594
Other non-operating, net	(499)	(552)	(1,157)	(1,199)

	284,197	328,183	540,476	633,605
Income before taxes	24,221	39,258	67,772	44,065
Income taxes	9,213	14,293	25,370	16,038

Net income	$15,008	$24,965	$42,402	$28,027

The Notes to the Combined Financial Statements are an integral part of this statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net income	$15,008	$24,965	$42,402	$28,027
Foreign exchange translation adjustment	425	215	432	(1,131)
Commodity hedges	(431)	1,784	(496)	2,659

Other comprehensive income (loss), net of tax	(6)	1,999	(64)	1,528

Comprehensive income	$15,002	$26,964	$42,338	$29,555

The Notes to the Combined Financial Statements are an integral part of this statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED BALANCE SHEETS
(Dollars in thousands)
(Unaudited)

	June 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Accounts and other receivables—net	142,749	127,545
Inventories	134,304	150,231
Other current assets	6,117	4,443

Total current assets	283,170	282,219
Property, plant, equipment—net	539,642	527,542
Goodwill	15,005	15,005
Other assets	29,390	16,220

Total assets	$867,207	$840,986

LIABILITIES
Current liabilities:
Accounts payable	$181,518	$192,733
Accrued liabilities	18,213	25,114
Deferred income and customer advances	2,671	25,207

Total current liabilities	202,402	243,054
Deferred income taxes	139,607	114,910
Other liabilities	3,695	3,952

Total liabilities	345,704	361,916
CONTINGENCIES (Note 8)
EQUITY
Invested equity	522,977	482,809
Accumulated other comprehensive loss	(1,474)	(3,739)

Total equity	521,503	479,070

Total liabilities and equity	$867,207	$840,986

The Notes to the Combined Financial Statements are an integral part of this statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities:
Net income	$42,402	$28,027
Adjustments to reconcile net income to net cash (used for) provided by operating activities:
Depreciation and amortization	19,657	19,389
Loss on sale of assets	617	956
Deferred income taxes	24,696	4,958
Changes in assets and liabilities:
Accounts and other receivables	(14,773)	11,341
Inventories	15,927	37,475
Accounts payable	(3,859)	(25,831)
Accrued liabilities	(6,902)	(2,073)
Deferred income and customer advances	(22,535)	(28,227)
Other assets and liabilities	(13,376)	412

Net cash (used for) provided by operating activities	41,853	46,427
Cash flows from investing activities:
Expenditures for property, plant and equipment	(39,292)	(45,252)
Other investing activities	(328)	(346)

Net cash (used for) investing activities	(39,620)	(45,598)
Cash flows from financing activities:
Net increase (decrease) in invested equity	(2,233)	(623)
Other financing activities	—	(206)

Net cash provided by (used for) financing activities	(2,233)	(829)
Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at the end of period	$—	$—

Supplemental non-cash investing activities:
Capital expenditures included in Accounts Payable	$14,926	$17,669

The Notes to the Combined Financial Statements are an integral part of this statement.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise noted)
(Unaudited)

Note 1. Organization, Operations and Basis of Presentation

The Resins & Chemicals business (“Resins & Chemicals”, “the Business”, “we” or “our”) of Honeywell International Inc. (“Honeywell” or “the Parent”) is an integrated manufacturer of a variety of intermediate materials, primarily including, nylon resins, caprolactam, ammonium sulfate fertilizers, and other chemical intermediates, which represented approximately 29% and 26%, 15% and 20%, 25% and 27%, and 31% and 27% of our sales for the three months ended June 30, 2016 and 2015 respectively, and 29% and 26%, 16% and 18%, 25% and 25%, and 30% and 31% of our sales for the six months ended June 30, 2016 and 2015 respectively. These materials are used by Resins & Chemicals customers to produce a variety of products, including carpet, textiles, engineering plastics, industrial filament, packaging applications and high-value crops. Resins & Chemicals is a single reportable segment and is primarily located in North America, operating through three integrated manufacturing sites located in Frankford, Pennsylvania, Hopewell, Virginia and Chesterfield, Virginia.

The Combined Financial Statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to state fairly the financial position, results of operations and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles (“GAAP”) applicable to interim periods. The Combined Financial Statements should be read in conjunction with the audited Combined Financial Statements of the Resins and Chemicals business included herein.

We evaluated segment reporting in accordance with ASC 280. We concluded that AdvanSix operates in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the CODM to make decisions about resource allocation and performance assessment. Resin & Chemicals’ operations are managed as one integrated process spread across three manufacturing sites including centralized supply chain and procurement functions. The production process is dependent upon one key raw material, cumene, as the input to the manufacturing of all finished goods produced for sale through the sales channels and end markets the Business serves. Production rates and output volumes are managed across all three plants jointly to align with the overall Business operating plan. The CODM makes operational performance assessments and resource allocation decisions on a consolidated basis, inclusive of all of the Business’s products.

These Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of Resins & Chemicals as they were historically managed in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the second quarter of 2016, Honeywell decided to include an additional product line, within the nylon resins product category, in the AdvanSix business subject to the Spin-Off transaction. This has been accounted for as a change in reporting entity as all entities involved were under common control and therefore, we have retroactively reflected the historical carry values and the related activities of this product line in all periods within our Combined Financial Statements.

All intracompany transactions have been eliminated. As described in Note 3, all significant transactions between the Business and Honeywell have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Invested Equity.

Honeywell uses a centralized approach to cash management and financing of its operations. The majority of the Business’ cash is transferred to Honeywell daily and Honeywell funds its operating

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)
(Unaudited)

and investing activities as needed. This arrangement is not reflective of the manner in which the Business would have been able to finance its operations had it been a stand-alone business separate from Honeywell during the periods presented. Cash transfers to and from Honeywell’s cash management accounts are reflected within Invested equity.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise allocable to Resins & Chemicals. The cash and cash equivalents held by Honeywell at the corporate level are not specifically identifiable to Resins & Chemicals and therefore were not allocated for any of the periods presented. Honeywell third-party debt and the related interest expense have not been allocated for any of the periods presented as Honeywell’s borrowings were not directly attributable to Resins & Chemicals.

Honeywell provides certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. The Business and Honeywell consider these allocations to be a reasonable reflection of the benefits received by the Business. However, the financial information presented in these Combined Financial Statements may not reflect the combined financial position, operating results and cash flows of the Business had the Business been a separate stand-alone entity during the periods presented. Actual costs that would have been incurred if the Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Both we and Honeywell consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Business during the periods presented.

Note 2. Recent Accounting Pronouncements

We consider the applicability and impact of all recent accounting pronouncements. Accounting pronouncements not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the combined financial position or results of operations.

In March 2016, the FASB issued amended guidance related to employee share-based payment accounting. The guidance requires all income tax effects of awards to be recognized in the income statement on a prospective basis. The guidance also requires presentation of excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity, and can be applied retrospectively or prospectively. The guidance increases the amount companies can withhold to cover income taxes on awards without triggering liability classification for shares used to satisfy statutory income tax withholding obligations and requires application of a modified retrospective transition method. The amended guidance will be effective for interim and annual periods beginning after December 15, 2016; early adoption is permitted if all provisions are adopted in the same period. We are evaluating the impact of the amended guidance on our Combined Financial statements and related disclosures.

In February 2016, the FASB issued a new standard on accounting for leases which requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The new standard also requires disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will be effective for interim and annual periods beginning after December 15, 2018 (early adoption is permitted). The new standard should be applied under a modified retrospective approach. We are evaluating the impact of the new standard on our Combined Financial Statements and related disclosures.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)
(Unaudited)

In May 2014 and in subsequent related updates and amendments, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The effective date was deferred for one year to the interim and annual periods beginning on or after December 15, 2017. Early adoption is permitted as of the original effective date—interim and annual periods beginning on or after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are currently evaluating the impact of the amended guidance on our Combined Financial Statements and related disclosures.

Note 3. Related Party Transactions with Honeywell

The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Honeywell. Honeywell provided certain services, such as legal, accounting, information technology, human resources and other infrastructure support, on behalf of the Business. The cost of these services has been allocated to the Business on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues, headcount or other relevant measures. When not specifically identifiable, legal and accounting costs were allocated on the basis of revenues, information technology and human resources were allocated on the basis of headcount and other infrastructure support was allocated on the basis of revenue. The Business and Honeywell consider the allocations to be a reasonable reflection of the benefits received by the Business. During the three months ended June 30, 2016 and 2015, Resins & Chemicals was allocated $10,666 and $12,399, respectively, of general corporate expenses incurred by Honeywell and such amounts are included within Costs of goods sold and Selling, general and administrative expenses in the Combined Statements of Operations. During the six months ended June 30, 2016 and 2015, Resins & Chemicals was allocated $21,406 and $24,071, respectively, of such amounts. Also included in the Combined Statements of Operations are costs related to shared facilities and related expenses. As certain expenses reflected in the Combined Financial Statements include allocations of corporate expenses from Honeywell, these statements could differ from those that would have been prepared had Resins & Chemicals operated on a stand-alone basis.

All significant intercompany transactions between the Business and Honeywell have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. Sales to Honeywell during the three and six months ended June 30, 2016 and 2015 were $1,156 and $3,139 and $2,696 and $6,113, respectively. Of these sales, $1,077 and $3,065 and $2,602 and $5,934 were sold to Honeywell at zero margin during the three and six months ended June 30, 2016 and 2015, respectively. Costs of goods sold to Honeywell during the three and six months ended June 30, 2016 and 2015 were $1,147 and $3,126 and $2,684 and $6,058, respectively. Purchases from Honeywell during the three and six months ended June 30, 2016 and 2015 were $1,066 and $1,272 and $2,258 and 2,268, respectively. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Invested Equity.

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)
(Unaudited)

Honeywell uses a centralized approach to cash management and financing of its operations. The Business’s cash is transferred to Honeywell daily and Honeywell funds its operating and investing activities as needed. Net transfers to and from Honeywell are included within Invested equity on the Combined Statements of Equity. The components of the net transfers to and from Honeywell as of June 30, 2016 and 2015 are as follows:

	Three months Ended June 30,		Six months Ended June 30,
	2016	2015	2016	2015
Cash pooling and general financing activities	$(42,810)	$(19,848)	$(48,571)	$(36,887)
Sales to Honeywell	(1,156)	(3,139)	(2,696)	(6,113)
Purchases from Honeywell	1,066	1,272	2,258	2,268
Corporate allocations	10,666	12,399	21,406	24,071
Income tax expense	9,213	14,293	25,370	16,038

Net increase/(decrease) in invested equity	$(23,021)	$4,977	$(2,233)	$(623)

Note 4. Income Taxes

	Three months Ended June 30,		Six months Ended June 30,
	2016	2015	2016	2015
Tax expense	$9,213	$14,293	$25,370	$16,038
Effective tax rate	38.0%	36.4%	37.4%	36.4%

The effective tax rate increased by 1.6 percent in the three months ended June 30, 2016 compared to the three months ended June 30, 2015 primarily due to decreased tax benefits from manufacturing incentives.

The effective tax rate increased by 1.0 percent in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily due to a gain recognized in Q1 2016 related to the termination of a long-term supply agreement that was taxed at a higher rate than the estimated annual effective tax rate and decreased tax benefits from manufacturing incentives.

The effective tax rates for all periods presented were higher than the U.S. federal statutory rate of 35% due to state taxes, partially offset by tax benefits from manufacturing incentives.

Note 5. Accounts and Other Receivables—Net

	June 30, 2016	December 31, 2015
Accounts receivables	$129,175	$129,402
Other	16,692	1,018

	145,867	130,420
Less—allowance for doubtful accounts	(3,118)	(2,875)

Total accounts and other receivables—net	$142,749	$127,545

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)
(Unaudited)

Note 6. Inventories

	June 30, 2016	December 31, 2015
Raw materials	$63,627	$75,666
Work in progress	38,028	56,025
Finished goods	36,543	35,508
Spares and other	22,146	21,528

	160,344	188,727
Reduction to LIFO cost basis	(26,040)	(38,496)

Total inventories	$134,304	$150,231

Note 7. Financial Instruments and Fair Value Measures

Our credit, market and commodity price risk management policies are described in Note 9, Financial Instruments and Fair Value Measures, of Notes to Combined Financial Statements in our 2015 Combined Financial Statements.

Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Business’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Liabilities:
Forward commodity contracts	$206	$6,481

The forward commodity contracts are valued using broker quotations, or market transactions in either the listed or over-the-counter markets. As such, these derivative instruments are classified within level 2 of the fair value hierarchy.

The carrying value of accounts receivables and payables contained in the Combined Balance Sheets approximates fair value.

Note 8. Commitments and Contingencies

The Business is subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising out of the conduct of the Business or other third parties in the normal and ordinary course of business, including matters relating to commercial transactions. A liability is recognized for any contingency that is probable of occurrence and reasonably estimable. The Business continually assesses the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on an analysis of each matter with the assistance of legal counsel and, if applicable, other experts.

Given the uncertainty inherent in such lawsuits, investigations and disputes, the Business does not believe it is possible to develop estimates of reasonably possible loss in excess of current accruals for these matters. Considering the Business’s past experience and existing accruals, the Business does not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on the Business’s combined financial position, results of operations or cash flows. Potential liabilities are subject to change due to new developments, changes in settlement strategy or the impact of evidentiary requirements, which could cause the Business to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse

RESINS & CHEMICALS BUSINESS OF HONEYWELL INTERNATIONAL INC.
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, unless otherwise noted)
(Unaudited)

effect on the Business’s combined results of operations or operating cash flows in the periods recognized or paid.

Note 9. Subsequent Events

The Combined Financial Statements of the Business are derived from the financial statements of Honeywell, which issued its unaudited quarterly financial statements for the three and six months ended June 30, 2016 on July 22, 2016. Accordingly, the Business has evaluated transactions or other events for consideration as recognized subsequent events in the unaudited quarterly financial statements through July 22, 2016. Additionally, the Business has evaluated transactions and other events that occurred through the issuance of these Combined Financial Statements, August 16, 2016, for purposes of disclosure of unrecognized subsequent events. No significant subsequent events were noted.